
Ingredion


13001562









Ingredients of a Great Company

2012 Annual Report

INGREDION

Ingredion Incorporated is a leading global ingredient provider to the food, beverage, brewing and pharmaceutical industries as well as numerous industrial sectors.

Our ingredients are a vital part of everyday life. We make starch and sweetener ingredients that add taste, texture and performance to a wide variety of beverages and prepared foods. Our products are used to provide health and wellness solutions as well as pharmaceutical ingredients for IV applications. We also supply ingredients to the personal care, paper and corrugated industries and to the emerging bio-materials sector.

Headquartered in Westchester, IL, Ingredion Incorporated has manufacturing, R&D and sales offices in over 40 countries and employs more than 11,000 people worldwide.

NORTH AMERICA

Large stable market with targeted growth opportunities and a strong position in Mexico.

57% 2012 net sales

SOUTH AMERICA

Potential to continue building upon strong business model and capitalize on favorable macroeconomic trends.

22% 2012 net sales

We will continue to build on our successful business model, which employs a regional approach with a global perspective.

+20%

10-YEAR DILUTED EARNINGS PER SHARE COMPOUND ANNUAL GROWTH RATE

+14%

10-YEAR CASH FROM OPERATIONS COMPOUND ANNUAL GROWTH RATE

+13%

10-YEAR NET SALES COMPOUND ANNUAL GROWTH RATE

EUROPE, MIDDLE EAST, AFRICA
Growth opportunities in health and wellness and clean label in Europe.

8% 2012 net sales

ASIA PACIFIC
Strong potential for growth driven by population increases and consumer demand for convenience foods.

13% 2012 net sales

LEGEND

★ Global Headquarters
◉ Global Research and Development Headquarters
● Manufacturing Location

SALES (Based on 2012 net sales)



- Food 44%
- Beverage 15%
- Animal Nutrition 12%
- Paper and Corrugating 9%
- Brewing 9%
- Other 11%

CONTENTS

To Our Shareholders

Ingredion delivered another strong year, highlighted by good financial performance, our successful name change, the successful completion of the integration of National Starch, and meaningful progress on many other strategic fronts.

Looking back, 2012 marks the continuation of a critical period in our company's evolution, building on our very strong history and positioning us for a successful future. As the theme of this year's annual report conveys, we firmly believe that Ingredion is a great company.

Starting with our performance in 2012, we are pleased to have performed well in the face of numerous macroeconomic headwinds, including country-specific economic challenges, currency devaluations and higher raw material prices.

Highlighting our performance was a 19 percent increase in adjusted diluted earnings per share in 2012.* Our 10-year diluted earnings per share compound annual growth rate is 20 percent.

Cash from operations grew by over $400 million to $732 million, giving us ample liquidity to execute our growth initiatives in the form of capital expenditures and potential acquisitions in the future. It also enabled us to increase our quarterly dividend 30 percent to $0.26 per share, marking the third increase in about an 18-month period.

A few other 2012 accomplishments stand out as particularly meaningful to me. First, as is evident from the name on the front of this report, we are now Ingredion, a name that better reflects our business model and our product portfolio. The reception from our employees, customers, suppliers and investors has been quite positive.

A part of the name change involved the integration of National Starch, the largest acquisition in our company's history. The integration was successfully completed, on plan and on schedule, in 2012. National Starch has added key innovation and marketing capability as well as additional portfolio breadth and geographic reach. We are very enthusiastic about the addition to our portfolio and the opportunities afforded us by the additional scope.

In 2012, we achieved another record for safety, one of our core values. I firmly believe that a safe plant is a well-managed plant. We strive every day to promote the safety of all our workers at each location. To that end, we continue to target and achieve world-class levels of safety performance.

* See page 69 of this Annual Report for a reconciliation of this metric, which is not calculated in accordance with GAAP to the reported diluted earnings per share.



As much as we enjoy sharing our success from the past year, I am equally enthusiastic about our prospects for the future. Late in 2012, we updated the details of our long-term goals. These include anticipated sales growth of about $1.5 billion, taking us to approximately $8 billion in sales over the next five years. At the same time, operating margins are expected to expand, fueled by our relentless focus on operational excellence which enables us to work with low costs in an efficient and effective manner. We also expect our focus on innovation to help drive price and mix improvements while utilizing our current asset base. Underpinning these efforts is our outstanding focus on safety, quality, financial and risk management as well as talent development.

We expect our strong cash flow and solid balance sheet to further provide us with the ability to make growth-oriented investments. These ultimately give us confidence in our expected 10–12 percent annualized earnings per share growth goals over the long term.

The true bottom line for the company is our steadfast commitment to creating shareholder value and thus a real focus on return on capital employed as an appropriate metric for decision making.

We believe that with judicious deployment of our cash flow and a focus on our best growth opportunities, we can achieve these goals and continue the tremendous success that has come to define Ingredion. In the pages that follow, you will read about our culture and capabilities that underpin our plans, as well as the products and global opportunities that excite our employees every day.

In closing, I want to recognize two officers who are retiring from the company. Our General Counsel, Mary Ann Hynes, and our Controller, Robin Kornmeyer, both have served the company for many years and made great contributions. We wish them well as they write the next chapter of their lives. Board member Karen Hendricks will not stand for re-election per our Corporate Governance Principles as she has served for 12 years. On behalf of the other board members and the employees of Ingredion, I want to thank her for her counsel and support over many years.

I would also like to thank our outstanding employees. We could not be the great company that we are without them as a rock-solid foundation. Thanks to our board of directors for their continuing role in guiding and supporting the management of the company. And, finally, thanks to our shareholders for your commitment and investment in Ingredion.

Ilene S. Gordon

Ilene S. Gordon
Chairman, President and Chief Executive Officer
April 2, 2013

Great Culture
Great Capabilities

Ingredion's culture and world-class capabilities provide the foundation for being a great company. We maintain a keen focus on continuous improvement across the entire company as we consistently strive to reach new heights.

Culture Ingredion's great culture is a source of both strength and pride. We are committed to six core values: safety, quality, integrity, respect, excellence and innovation. Our values guide our company and our employees. Over time and with great discipline, these values have become embedded in our culture and helped shape the company's reputation among its constituents. Ingredion is known as a company with a strong and enviable culture. It is a company where people want to work. It is a place where employees strive to stay. It is communities that welcome our presence. It is customers who trust us as partners. And it is investors who understand that we are good stewards of shareholder value.

Capabilities Great capabilities are the natural outgrowth of a great culture. From operational excellence to risk management to innovation to talent management, Ingredion has developed processes and programs that ensure high performance and support our ability to grow over the long term. Our risk management practices, for instance, have helped us weather raw material, foreign exchange and other macroeconomic challenges. Our innovation capability is at the heart of developing on-trend products to meet the needs of customers and consumers in an ever-changing world while also providing us with the ability to participate in higher-margin opportunities.








1.02
0.68
0.50
1.0
0.8
0.6
0.4
0.2
0.0
'10
'11
'12

Total Recordable Incidence Rate
(per 200,000 work hours)

Ingredion has developed a great culture built on capabilities like operational excellence and innovation. These capabilities have led to strong results, including truly outstanding safety performance as total recordable incidence rates have dramatically declined over time.

Great Products
Great Opportunities

With a broad, diverse portfolio of starch and sweetener ingredient solutions, plus opportunities in emerging markets around the world and in support of many key consumer categories, Ingredion is well positioned to grow in the years to come.

Products Ingredion's product portfolio includes a broad range of starch and sweetener ingredients that add functionality and value to our customers' products. Our products allow customers to modulate sweetness in a wide variety of food and beverages, and also help customers adjust the texture to better meet consumer expectations. We can also improve emulsification in beverages, while also enabling the proper distribution of other added ingredients. Our products help bind sauces in frozen meals to retain structure and smoothness through freezing and cooking. We can also support health and wellness innovation by adding fiber, replacing fat, reducing calories or improving immune and digestive health. All in all, our portfolio helps our customers improve their product offerings to better satisfy consumers.

Opportunities At the confluence of a number of growth opportunities, Ingredion is very well positioned to build on our culture, capabilities and products. Our products are sold into a wide range of consumer product categories – prepared foods, healthier food choices, brewing, personal care and many others – that are expected to show global growth in the years to come. At the same time, we operate in an attractive geographic footprint. Our positions in mature markets like the United States, Europe and South Korea are balanced against strong positions in emerging markets like Mexico, Brazil, Argentina and Pakistan. This fairly unique combination of geographic positions and diverse market categories provides ample opportunities to support the company's long-term growth plans.





With a portfolio of great products that encompasses a wide variety of starch and sweetener ingredients, Ingredion is very well positioned to capitalize on numerous consumer trends around the world. This global footprint also offers real growth opportunities over the long term.







Financial Highlights

Dollars in millions, except per share amounts; years ended December 31	2012	% Change	2011	% Change	2010*
Income Statement Data					
Net sales	$6,532	5%	$6,219	42%	$4,367
Operating income	668	–	671	98	339
Diluted earnings per share	5.47	3	5.32	142	2.20
Balance Sheet and Other Data					
Cash and cash equivalents	609		401		302
Total assets	5,592		5,317		5,040
Total debt	1,800		1,849		1,769
Total equity (including redeemable equity)	2,478		2,148		2,010
Annual dividends paid per common share	0.86		0.60		0.56
Net debt to capitalization percentage[1]	30.8%		39.7%		39.5%
Net debt to adjusted EBITDA[2] ratio[1]	1.3		1.9		2.5
Cash provided by operations	732		300		394
Depreciation and amortization	211		211		153
Capital expenditures	313		263		159

* Includes National Starch from October 1, 2010 forward.


Net Sales
(In millions)
$4,367
$6,219
$6,532
'10 '11 '12
Operating Income
(In millions)
$339
$671
$668
'10 '11 '12
Reported Diluted Earnings per Share
(In dollars)
$2.20
$5.32
$5.47
'10 '11 '12
Adjusted Diluted Earnings per Share[3]
(In dollars)
$3.24
$4.68
$5.57
'10 '11 '12
Return on Capital Employed[1]
(Percentage)
12.3
11.6
12.2
'10 '11 '12
Market Capitalization
(In millions at year end)
$3,497
$3,991
$4,963
'10 '11 '12

[1] See the "Key Financial Performance Metrics" section beginning on page 23 of the Annual Report on Form 10-K for the year ended December 31, 2012 for a reconciliation of these metrics that are not calculated in accordance with Generally Accepted Accounting Principles (GAAP) to the most comparable GAAP measures.
[2] Earnings before interest, taxes, depreciation and amortization.
[3] See page 69 of this Annual Report for a reconciliation of this metric, which is not calculated in accordance with GAAP to the reported diluted earnings per share.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-13397



Ingredion.

INGREDION INCORPORATED
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**22-3514823**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5 Westbrook Corporate Center, Westchester, Illinois 60154
(Address of Principal Executive Offices) (Zip Code)
Registrant's telephone number, including area code: (708) 551-2600

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $.01 par value per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

---

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [X] No [ ]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Exchange Act from their obligations under those Sections.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company. See definitions of "large accelerated filer," "accelerated filer" and "small reporting company" in Rule 12b-2 of the Exchange Act. (Check one)

Large accelerated filer [X] Accelerated filer [ ] Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [X]

The aggregate market value of the Registrant's voting stock held by non-affiliates of the Registrant (based upon the per share closing price of $49.52 on June 29, 2012, and, for the purpose of this calculation only, the assumption that all of the Registrant's directors and executive officers are affiliates) was approximately $3,793,000,000.

The number of shares outstanding of the Registrant's Common Stock, par value $.01 per share, as of February 25, 2013, was 77,266,000.

Documents Incorporated by Reference:

Information required by Part III (Items 10, 11, 12, 13 and 14) of this document is incorporated by reference to certain portions of the Registrant's definitive Proxy Statement (the "Proxy Statement") to be distributed in connection with its 2013 Annual Meeting of Stockholders which will be filed with the Securities and Exchange Commission within 120 days after December 31, 2012.

Table of Contents to Form 10-K

Item 1. Business

The Company

On May 15, 2012, the Company's stockholders approved the Company's name change to Ingredion Incorporated ("Ingredion") from Corn Products International, Inc. We believe the name better reflects our position as a leading global manufacturer and supplier of starch and sweetener ingredients to a range of industries, including packaged food, beverage, brewing and industrial customers. Ingredion was incorporated as a Delaware corporation in 1997 and its common stock is traded on the New York Stock Exchange.

For purposes of this report, unless the context otherwise requires, all references herein to the "Company," "Ingredion," "we," "us," and "our" shall mean Ingredion Incorporated and its subsidiaries.

On October 1, 2010, the Company acquired National Starch, a global developer and manufacturer of specialty modified starches from Akzo Nobel N.V., headquartered in the Netherlands. National Starch is a recognized innovator in starch and food ingredients. Its technologies are supported by a research and development infrastructure and protected by more than 800 patents and patents pending, which drive development of advanced specialty starches for the next generation of food products.

Ingredion supplies a broad range of customers in many diverse industries around the world, including the food, beverage, brewing, pharmaceutical, paper and corrugated products, textile and personal care industries, as well as the global animal feed and corn oil markets.

Our product line includes starches and sweeteners, animal feed products and edible corn oil. Our starch-based products include both food-grade and industrial starches. Our sweetener products include glucose syrups, high maltose syrups, high fructose corn syrup ("HFCS"), caramel color, dextrose, polyols, maltodextrins and glucose and syrup solids.

Our products are derived primarily from the processing of corn and other starch-based materials, such as tapioca, potato and rice.

Our manufacturing process is based on a capital-intensive, two-step process that involves the wet milling and processing of starch-based materials, primarily corn. During the front-end process, corn is steeped in a water-based solution and separated into starch and co-products such as animal feed and corn oil. The starch is then either dried for sale or further processed to make sweeteners, starches and other ingredients that serve the particular needs of various industries.

We believe our approach to production and service, which focuses on local management and production improvements of our worldwide operations, provides us with a unique understanding of the cultures and product requirements in each of the geographic markets in which we operate, bringing added value to our customers through innovative solutions.

Our consolidated net sales were $6.53 billion in 2012. Approximately 57 percent of our 2012 net sales were provided from our North American operations. Our South American operations provided 22 percent of net sales, while our Asia Pacific and EMEA (Europe, Middle East and Africa) operations contributed approximately 13 percent and 8 percent, respectively.

Products

Sweetener Products Our sweetener products represented approximately 44 percent, 43 percent and 52 percent of our net sales for 2012, 2011 and 2010, respectively.

Glucose Syrups Glucose syrups are fundamental ingredients widely used in food products, such as baked goods, snack foods, beverages, canned fruits, condiments, candy and other sweets, dairy products, ice cream, jams and jellies, prepared mixes and table syrups. Glucose syrups offer functionality in addition to sweetness to processed foods. They add body and viscosity; help control freezing points, crystallization and browning; add humectancy (ability to add moisture) and flavor; and act as binders.

High Maltose Syrup This special type of glucose syrup is primarily used as a fermentable sugar in brewing beers. High maltose syrups are also used in the production of confections, canning and some other food processing applications. Our high maltose syrups actually speeds the fermentation process, allowing brewers to increase capacity without adding capital.

High Fructose Corn Syrup High fructose corn syrup is used in a variety of consumer products including soft drinks, fruit-flavored beverages, baked goods, dairy products, confections and other food and beverage products. In addition to sweetness and ease of use, high fructose corn syrup provides body; humectancy; and aids in browning, freezing point and crystallization control.

Dextrose Dextrose has a wide range of applications in the food and confection industries, in solutions for intravenous and other pharmaceutical applications, and numerous industrial applications like wallboard, biodegradable surface agents and moisture control agents. Dextrose functionality in foods, beverages and confectionary includes sweetness control; body and viscosity; acts as a bulking, drying and anti-caking agent; serves as a carrier; provides freezing point and crystallization control; and aids in fermentation. Dextrose is also a fermentation agent in the production of light beer. In pharmaceutical applications dextrose is used in IV solutions as well as an excipient suitable for direct compression in tableting.

Polyols These products are sugar-free, reduced calorie sweeteners primarily derived from starch or sugar for the food, beverage, confectionery, industrial, personal and oral care, and nutritional supplement markets. In addition to sweetness, polyols inhibit crystallization; provide binding, humectancy and plasticity; add texture; extend shelf life; prevent moisture migration; and are an excipient suitable for tableting.

Maltodextrins and Glucose Syrup Solids These products have a multitude of food applications, including formulations where liquid syrups cannot be used. Maltodextrins are resistant to browning, provide excellent solubility, have a low hydroscopicity (do not retain moisture), and are ideal for their carrier/bulking properties. Glucose syrup solids have a bland flavor, remain clear in solution, are easy to handle and provide bulking properties.

Starch Products Our starch products represented approximately 37 percent, 36 percent and 28 percent of our net sales for 2012, 2011 and 2010, respectively. Starches are an important component in a wide range of processed foods, where they are used for adhesions, clouding, dusting, expansion, fat replacement, freshness, gelling, glazing, mouth feel, stabilization and texture. Cornstarch is sold to cornstarch packers for sale to consumers. Starches are also used in paper production to create a smooth surface for printed communications and to improve strength in recycled papers. Specialty starches are used for enhanced drainage, fiber retention, oil and grease resistance, improved printability and biochemical oxygen demand control. In the corrugating industry, starches and specialty starches are used to produce high quality adhesives for the production of shipping containers, display board and other corrugated applications. The textile industry uses starches and specialty starches for sizing (abrasion resistance) to provide size and finishes for manufactured products. Industrial starches are used in the production of construction materials, textiles, adhesives, pharmaceuticals and cosmetics, as well as in mining, water filtration and oil and gas drilling. Specialty starches are used for biomaterial applications including biodegradable plastics, fabric softeners and detergents, hair and skin care applications, dusting powders for surgical gloves and in the production of glass fiber and insulation.

Co-Products and Others Co-products and others accounted for 19 percent, 21 percent and 20 percent of our net sales for 2012, 2011 and 2010, respectively. Refined corn oil (from germ) is sold to packers of cooking oil and to producers of margarine, salad dressings, shortening, mayonnaise and other foods. Corn gluten feed is sold as animal feed. Corn gluten meal is sold as high protein feed for chickens, pet food and aquaculture.

Geographic Scope and Operations

We are principally engaged in the production of sweeteners and starches for a wide range of industries, and we manage our business on a geographic regional basis. Our operations are classified into four reportable business segments based on the geographic organization of our business: North America, South America, Asia Pacific and EMEA. In 2012, approximately 57 percent of our net sales were derived from operations in North America, while net sales from operations in South America represented 22 percent. Our Asia Pacific and EMEA operations represented approximately 13 percent and 8 percent of our net sales, respectively. See Note 14 of the notes to the consolidated financial statements entitled "Segment Information" for additional financial information with respect to our reportable business segments.

In general, demand for our products is balanced throughout the year. However, demand for sweeteners in South America is greater in the first and fourth quarters (its summer season) while demand for sweeteners in North America is greater in the second and third quarters. Due to the offsetting impact of these demand trends, we do not experience material seasonal fluctuations in our net sales.

Our North America segment consists of operations in the US, Canada and Mexico. The region's facilities include 13 plants producing a wide range of both sweeteners and starches.

We are the largest manufacturer of corn-based starches and sweeteners in South America, with sales in Argentina, Brazil, Chile, Colombia and Peru. Our South America segment includes 11 plants that produce regular, modified, waxy and tapioca starches, high fructose and high maltose syrups and syrup solids, dextrins and maltodextrins, dextrose, specialty starches, caramel color, sorbitol and vegetable adhesives.

Our Asia Pacific segment manufactures corn-based products in South Korea, Australia and China. Also, we manufacture tapioca-based products in Thailand, which supplies not only our Asia Pacific segment but the rest of our global network. The region's facilities include 7 plants that produce modified, specialty, regular, waxy and tapioca starches, dextrins, glucose, high maltose syrup, dextrose, high fructose corn syrups and caramel color.

Our EMEA segment includes 5 plants that produce modified and specialty starches, glucose and dextrose in England, Germany and Pakistan.

Additionally, Ingredion utilizes a network of tolling manufacturers in its various regions in the production cycle of certain specialty starches. In general, these tolling manufacturers produce certain basic starches for the Company, and we in turn complete the manufacturing process of the specialty starches through our finishing channels.

We utilize our global network of manufacturing facilities to support key global product lines.

Competition

The starch and sweetener industry is highly competitive. Many of our products are viewed as basic ingredients that compete with virtually identical products and derivatives manufactured by other companies in the industry. The US is a highly competitive market where there are other starch processors, several of which are divisions of larger enterprises. Some of these competitors, unlike us, have vertically integrated their starch processing and other operations. Competitors include ADM Corn Processing Division ("ADM") (a division of Archer-Daniels-Midland Company), Cargill, Inc., Tate & Lyle Ingredients Americas, Inc., and several others. Our operations in Mexico and Canada face competition from US imports and local producers including ALMEX, a Mexican joint venture between ADM and Tate & Lyle Ingredients Americas, Inc. In South America, Cargill has starch processing operations in Brazil and Argentina. Many smaller local corn and tapioca refiners also operate in many of our markets. Competition within our markets is largely based on price, quality and product availability.

Several of our products also compete with products made from raw materials other than corn. High fructose corn syrup and monohydrate dextrose compete principally with cane and beet sugar products. Co-products such as corn oil and gluten meal compete with products of the corn dry milling industry and with soybean oil, soybean meal and other products. Fluctuations in prices of these competing products may affect prices of, and profits derived from, our products.

Customers

We supply a broad range of customers in over 60 industries worldwide. The following table provides the percentage of total net sales by industry for each of our segments for 2012:

Industries served	Total Company	North America	South America	APAC	EMEA
Food	**44%**	**39%**	**42%**	**52%**	**68%**
Beverage	**15%**	**19%**	**12%**	**6%**	**2%**
Animal Nutrition	**12%**	**12%**	**14%**	**8%**	**8%**
Paper and Corrugating	**9%**	**9%**	**9%**	**15%**	**3%**
Brewing	**9%**	**8%**	**15%**	**4%**	**0%**
Other	**11%**	**13%**	**8%**	**15%**	**19%**
Total	**100%**	**100%**	**100%**	**100%**	**100%**

Also noteworthy, approximately 18 percent of our net sales in 2012 were to customers that we regard as Global Accounts. No customer accounted for 10 percent or more of our net sales in 2012, 2011 or 2010.

Raw Materials

Corn (primarily yellow dent) is the primary basic raw material we use to produce starches and sweeteners. The supply of corn in the United States has been, and is anticipated to continue to be, adequate for our domestic needs. The price of corn, which is determined by reference to prices on the Chicago Board of Trade, fluctuates as a result of various factors including: farmer planting decisions, climate, and government policies (including those related to the production of ethanol), livestock feeding, shortages or surpluses of world grain supplies, and domestic and foreign government policies and trade agreements. The Company also uses tapioca, potato, rice and sugar as a raw material.

Corn is also grown in other areas of the world, including Canada, Mexico, Europe, South Africa, Argentina, Australia, Brazil, China and Pakistan. Our affiliates outside the United States utilize both local supplies of corn and corn imported from other geographic areas, including the United States. The supply of corn for these affiliates is also generally expected to be adequate for our needs. Corn prices for our non-US affiliates generally fluctuate as a result of the same factors that affect US corn prices.

We also utilize specialty grains such as waxy and high amylose corn in our operations. In general, the planning cycle for our specialty grain sourcing begins three years in advance of the anticipated delivery of the specialty corn since the necessary seed must be grown in the season prior to grain contracting. In order to produce these specialty grains at the time of our anticipated needs, we contract with certain farmers to grow the specialty corn approximately two years in advance of delivery. These specialty grains are higher cost due to their more limited supply and require longer planning cycles to mitigate the risk of supply shortages.

Due to the competitive nature of our industry and the availability of substitute products not produced from corn, such as sugar from cane or beets, end product prices may not necessarily fluctuate in a manner that correlates to raw material costs of corn.

We follow a policy of hedging our exposure to commodity fluctuations with commodities futures and options contracts for certain of our North American corn purchases. We use derivative hedging contracts to protect the gross margin of our firm-priced business in North America. Other business may or may not be hedged at any given time based on management's judgment as to the need to fix the costs of our raw materials to protect our profitability. Outside of North America, we generally enter into short-term commercial sales contracts and adjust our selling prices based upon the local raw material costs. See Item 7A, Quantitative and Qualitative Disclosures about Market Risk, in the section entitled "Commodity Costs" for additional information.

Research and Development

We have a global research and development capability concentrated in Bridgewater, New Jersey. Activities at Bridgewater include plant science and physical, chemical and biochemical modifications to food formulation, as well as development of non-food applications such as starch-based biopolymers. In addition, Ingredion has product application technology centers that direct our product development teams worldwide to create product application solutions to better serve the ingredient needs of our customers. Product development activity is focused on developing product applications for identified customer and market needs. Through this approach, we have developed value-added products for use by customers in various industries. We usually collaborate with customers to develop the desired product application either in the customers' facilities, our technical service laboratories or on a contract basis. These efforts are supported by our marketing, product technology and technology support staff. Research and development expense for 2012 was approximately $37 million, or approximately one-half of one percent of our total net sales.

Sales and Distribution

Our salaried sales personnel, who are generally dedicated to customers in a geographic region, sell our products directly to manufacturers and distributors. In addition, we have a staff that provides technical support to our sales personnel on an industry basis. We generally contract with trucking companies to deliver our bulk products to customer destinations. In North America, we generally use trucks to ship to nearby customers. For those customers located considerable distances from our plants, we use either rail or a combination of railcars and trucks to deliver our products. We generally lease railcars for terms of five to fifteen years.

Patents, Trademarks and Technical License Agreements

We own a number of patents, including approximately 800 patents and patents pending through the acquisition of National Starch which relate to a variety of products and processes, and a number of established trademarks under which we market our products. We also have the right to use other patents and trademarks pursuant to patent and trademark licenses. We do not believe that any individual patent or trademark is material to our business. There is no currently pending challenge to the use or registration of any of our significant patents or trademarks that would have a material adverse impact on the Company or its results of operations if decided against us.

Employees

As of December 31, 2012 we had approximately 11,200 employees, of which approximately 1,900 were located in the United States. Approximately 35 percent of US and 47 percent of our non-US employees are unionized. In addition, the Company has approximately 900 temporary employees.

Government Regulation and Environmental Matters

As a manufacturer and maker of food items and items for use in the pharmaceutical industry, our operations and the use of many of our products are subject to various US, state, foreign and local statutes and regulations, including the Federal Food, Drug and Cosmetic Act and the Occupational Safety and Health Act. We and many of our products are also subject to regulation by various government agencies, including the United States Food and Drug Administration. Among other things, applicable regulations prescribe requirements and establish standards for product quality, purity and labeling. Failure to comply with one or more regulatory requirements can result in a variety of sanctions, including monetary fines. No such fines of a material nature were imposed on us in 2012. We may also be required to comply with US, state, foreign and local laws regulating food handling and storage. We believe these laws and regulations have not negatively affected our competitive position.

Our operations are also subject to various US, state, foreign and local laws and regulations with respect to environmental matters, including air and water quality and underground fuel storage tanks, and other regulations intended to protect public health and the environment. We operate industrial boilers that fire natural gas, coal, or biofuels to operate our manufacturing facilities and they are our primary source of greenhouse gas emissions. Based on current laws and regulations and the enforcement and interpretations thereof, we do not expect that the costs of future environmental compliance will be a material expense, although there can be no assurance that we will remain in compliance or that the costs of remaining in compliance will not have a material adverse effect on our future financial condition and results of operations.

During 2012, we spent approximately $4 million for environmental control and wastewater treatment equipment to be incorporated into existing facilities and in planned construction projects. We currently anticipate that we will spend approximately $12 million and $8 million for environmental facilities and programs in 2013 and 2014, respectively.

Other

Our Internet address is www.ingredion.com. We make available, free of charge through our Internet website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. These reports are made available as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission. Our corporate governance guidelines, Board committee charters and code of ethics are posted on our website, the address of which is www.ingredion.com, and each is available in print to any shareholder upon request in writing to Ingredion Incorporated, 5 Westbrook Corporate Center, Westchester, Illinois 60154 Attention: Corporate Secretary. The contents of our website are not incorporated by reference into this report.

Executive Officers of the Registrant

Set forth below are the names and ages of all of our executive officers, indicating their positions and offices with the Company and other business experience during the past five years. Our executive officers are elected annually by the Board to serve until the next annual election of officers and until their respective successors have been elected and have qualified unless removed by the Board.

Ilene S. Gordon 59

Chairman of the Board, President and Chief Executive Officer of the Company since May 4, 2009. Ms. Gordon was President and Chief Executive Officer of Rio Tinto's Alcan Packaging, a multinational business unit engaged in flexible and specialty packaging, from October 2007 until she took office as Chairman of the Board, President and Chief Executive Officer of the Company. From December 2006 to October 2007, Ms. Gordon was a Senior Vice President of Alcan Inc. and President and Chief Executive Officer of Alcan Packaging. Alcan Packaging was acquired by Rio Tinto in October 2007. From 2004 until December 2006, Ms. Gordon served as President of Alcan Food Packaging Americas, a division of Alcan Inc. From 1999 until Alcan's December 2003 acquisition of Pechiney Group, Ms. Gordon was a Senior Vice President of Pechiney Group and President of Pechiney Plastic Packaging, Inc., a global flexible packaging business. Prior to joining Pechiney in June 1999, Ms. Gordon spent 17 years with Tenneco Inc., where she most recently served as Vice President and General Manager, heading up Tenneco's folding carton business. Ms. Gordon also serves as a director of International Paper Company, a global paper and packaging company, Arthur J. Gallagher & Co., an international insurance brokerage and risk management business, Northwestern Memorial Hospital, The Executives' Club of Chicago, The Economic Club of Chicago, The Chicago Council on Global Affairs and World Business Chicago. She is also a trustee of The Conference Board. Ms. Gordon served as a director of United Stationers Inc., a wholesale distributor of business products and a provider of marketing and logistics services to resellers, from January 2000 until May 2009. She holds a Bachelor's degree in mathematics from the Massachusetts Institute of Technology (MIT) and a Master's degree in management from MIT's Sloan School of Management.

Cheryl K. Beebe 57

Executive Vice President and Chief Financial Officer since October 1, 2010. Ms. Beebe previously served as Vice President and Chief Financial Officer from February 2004 to September 30, 2010, as Vice President, Finance from July 2002 to February 2004, as Vice President from 1999 to 2002 and as Treasurer from 1997 to February 2004. Prior to that, she served as Director of Finance and Planning worldwide for the Corn Refining Business of CPC International, Inc., now Unilever Bestfoods ("CPC"), from 1995 to 1997 and as Director of Financial Analysis and Planning for Corn Products North America from 1993. Ms. Beebe joined CPC in 1980 and served in various financial positions in CPC's US consumer food business, North American audit group and worldwide corporate treasury group. Ms. Beebe is a member of the Board of Directors of Packaging Corporation of America. She was a member of the Board of Trustees of Fairleigh Dickinson University from 2006 to 2009. She holds a Bachelor of Science degree in accounting from Rutgers University and a Masters of Business Administration degree from Fairleigh Dickenson University.

Christine M. Castellano 47

Senior Vice President, General Counsel and Corporate Secretary since October 1, 2012. Ms. Castellano previously served as Vice President International Law and Deputy General Counsel from April 28, 2011 to September 30, 2012, Associate General Counsel, South America and Europe and Assistant Secretary from January 1, 2011 to April 27, 2011, and as Associate General International Counsel from 2004 to December 31, 2010. Prior to that, Ms. Castellano served as Counsel US and Canada from 2002 to 2004. Ms. Castellano joined CPC as Operations Attorney in September 1996 and held that position until 2002. Prior to joining CPC, Ms. Castellano was a partner in the law firm McDermott Will & Emery from January 1, 1996 and had served as an associate in that firm from 1991 to December 31, 1996. Ms. Castellano holds a Bachelor of Arts degree in political science from the University of Colorado and a Juris Doctor degree from the University of Michigan School of Law.

Julio dos Reis 57
Senior Vice President and President, South America Ingredient Solutions since October 1, 2010. Mr. dos Reis served as Vice President and President, South America Division from September 1, 2010 to September 30, 2010. Mr. dos Reis previously served as President and General Manager of the South America Division's Southern Cone from September 17, 2003 to August 31, 2010. Prior thereto, he joined CPC in February 1992 as its Argentine subsidiary's Corporate Internal Audit Manager, and held positions of increasing responsibility, including Supply Chain Manager and Chief Financial Officer of that subsidiary. Prior to joining CPC, he served in a number of management roles for IBM Corporation. He holds a Bachelor of Science degree in Business Administration from the University of Buenos Aires in Argentina; a postgraduate degree in Negotiation from the Pontificia Universidad Catolica Argentina; and a certificate from the Advanced Executive Program of the Kellogg School of Management at Northwestern University in Evanston, Illinois.

Jack C. Fortnum 56
Executive Vice President and President, North America since February 1, 2012. Mr. Fortnum previously served as Executive Vice President and President, Global Beverage, Industrial and North America Sweetener Solutions from October 1, 2010 to January 31, 2012. Prior thereto, Mr. Fortnum served as Vice President from 1999 to September 30, 2010 and President of the North America Division from May 2004 to September 30, 2010. Prior to that he joined CPC in 1984 and held positions of increasing responsibility including serving as President, US/Canadian Region of the Company from July 2003 to May 2004. Mr. Fortnum is a member of the Board of Directors of GreenField Ethanol, Inc. He is a former Chairman of the Board of the Corn Refiners Association. Mr. Fortnum holds a Bachelors degree in economics from the University of Toronto and completed the Senior Business Administration Course offered by McGill University.

Diane J. Frisch 58
Senior Vice President, Human Resources since October 1, 2010. Ms. Frisch previously served as Vice President, Human Resources, from May 1, 2010 to September 30, 2010. Prior to that, Ms. Frisch served as Vice President of Human Resources and Communications for the Food Americas and Global Pharmaceutical Packaging businesses of Rio Tinto's Alcan Packaging, a multinational company engaged in flexible and specialty packaging, from January 2004 to March 30, 2010. Prior to being acquired by Alcan Packaging, Ms. Frisch served as Vice President of Human Resources for the flexible packaging business of Pechiney, S.A., an aluminum and packaging company with headquarters in Paris and Chicago, from January 2001 to January 2004. Previously, she served as Vice President of Human Resources for Culligan International Company and Vice President and Director of Human Resources for Alumax Mill Products, Inc., a division of Alumax Inc. Ms. Frisch holds a Bachelor of Arts degree in psychology from Ithaca College, Ithaca, NY, and a Master of Science in industrial relations from the University of Wisconsin in Madison.

Matthew R. Galvanoni 40
Vice President and Corporate Controller since August 15, 2012. Mr. Galvanoni previously served as Vice President, Corporate Accounting from June 18, 2012, when he joined Ingredion, to August 14, 2012. Mr. Galvanoni was previously employed by Exelon Corporation for 10 years. He served as Principal Accounting Officer of Exelon Generation and Vice President and Assistant Corporate Controller of Exelon Corporation from July 2009 until the merger of Exelon Corporation with Constellation Energy Group, Inc. in March 2012, at which time, Mr. Galvanoni became the Vice President, Financial Systems Integration until May 2012. Mr. Galvanoni previously served as Vice President and Controller of Commonwealth Edison Company and PECO Energy Company from January 2007 to July 2009. He served in various roles at the Director level of the Controllership organization of Exelon Corporation from November 2002 to December 2006. Mr. Galvanoni holds a Bachelors of Science degree in accounting from the University of Illinois, Urbana-Champaign and a Masters of Business Administration degree from Northwestern University. He is a certified public accountant in the State of Illinois.

Kimberly A. Hunter 51
Corporate Treasurer since February 2004. Ms. Hunter previously served as Director of Corporate Treasury from September 2001 to February 2004. Prior to that, she served as Managing Director, Investment Grade Securities at Bank One Corporation, a financial institution, from 1997 to 2000 and as Vice President, Capital Markets of Bank One from 1992 to 1997. Ms. Hunter holds a Bachelors degree in government and economics from Harvard University and a Masters in Business Administration from the University of Chicago.

Mary Ann Hynes 65
Senior Vice President, Counsel to the Chairman and Chief Compliance Officer. Ms. Hynes previously served as Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer from October 1, 2010 to September 30, 2012. Ms. Hynes previously served as Vice President, General Counsel and Corporate Secretary from March 2006 to September 30, 2010 and, additionally, Chief Compliance Officer since January 2008. Prior to that, Ms. Hynes was Senior Vice President and General Counsel, Chief Legal Officer for IMC Global

Inc., a producer and distributor of crop nutrients and animal feed ingredients, from July 1999 to October 2004, and a consultant to The Mosaic Company, also a producer and distributor of crop nutrients and animal feed ingredients, from October 2004 to October 2005. The Mosaic Company acquired IMC Global Inc. in October 2004. Ms. Hynes is a director of GHD Group Pty Ltd, an international network of engineers, architects and environmental scientists serving clients in the global markets of water, energy and resources, environment, property and buildings and transportation; a member of the Board of Trustees of The John Marshall Law School; and a director of the Dr. Scholl Foundation. She holds a Bachelors degree in political science (with a minor in mathematics) from Loyola University, Juris Doctor and Master of Laws – Taxation degrees from The John Marshall Law School and an Executive Masters of Business Administration degree from the Lake Forest Graduate School of Business in Chicago.

John F. Saucier 59

Senior Vice President, Corporate Strategy and Global Business Development since October 1, 2010. Mr. Saucier previously served as Vice President and President Asia/Africa Division and Global Business Development from November 2007 to September 30, 2010. Mr. Saucier previously served as Vice President, Global Business and Product Development, Sales and Marketing from April 2006 to November 2007. Prior to that, Mr. Saucier was President, Integrated Nylon Division of Solutia Inc., a specialty chemical manufacturer from May 2004 to March 2005, and Vice President of Solutia and General Manager of its Integrated Nylon Division from September 2001 to May 2004. Solutia Inc. and 14 of its US subsidiaries filed voluntary petitions under the bankruptcy laws in December 2003. Mr. Saucier holds Bachelors and Masters degrees in mechanical engineering from the University of Missouri and a Masters degree in Business Administration from Washington University in St. Louis.

James P. Zallie 51

Executive Vice President, Global Specialties and President, EMEA and Asia-Pacific since February 1, 2012. Mr. Zallie previously served as Executive Vice President and President, Global Ingredient Solutions from October 1, 2010 to January 31, 2012. Mr. Zallie previously served as President and Chief Executive Officer of the National Starch business from January 2007 to September 30, 2010. Mr. Zallie worked for National Starch for more than 27 years in various positions of increasing responsibility, first in technical, then marketing and then international business management positions. He holds Masters degrees in food science and Business Administration from Rutgers University and a Bachelor of Science degree in food science from Pennsylvania State University.

Item 1A. Risk Factors

Our business and assets are subject to varying degrees of risk and uncertainty. The following are factors that we believe could cause our actual results to differ materially from expected and historical results. Additional risks that are currently unknown to us may also impair our business or adversely affect our financial condition or results of operations. In addition, forward-looking statements within the meaning of the federal securities laws that are contained in this Form 10-K or in our other filings or statements may be subject to the risks described below as well as other risks and uncertainties. Please read the cautionary notice regarding forward-looking statements in Item 7 below.

Current economic conditions may adversely impact demand for our products, reduce access to credit and cause our customers and others with which we do business to suffer financial hardship, all of which could adversely impact our business, results of operations, financial condition and cash flows.

Economic conditions in the US, the European Union, South America and many other countries and regions in which we do business have experienced various levels of weakness over the last few years, and may remain challenging for the foreseeable future. General business and economic conditions that could affect us include the strength of the economies in which we operate, unemployment, inflation and fluctuations in debt markets. While currently these conditions have not impaired our ability to access credit markets and finance our operations, there can be no assurance that there will not be a further deterioration in the financial markets.

There could be a number of other effects from these economic developments on our business, including reduced consumer demand for products; insolvency of our customers, resulting in increased provisions for credit losses; decreased customer demand, including order delays or cancellations and counterparty failures negatively impacting our operations.

In connection with our defined benefit pension plans, adverse changes in investment returns earned on pension assets and discount rates used to calculate pension and related liabilities or changes in required pension funding levels may have an unfavorable impact on future pension expense and cash flow.

In addition, the volatile worldwide economic conditions and market instability may make it difficult for us, our customers and our suppliers to accurately forecast future product demand trends, which could cause us to produce excess products that can increase our inventory carrying costs. Alternatively, this forecasting difficulty could cause a shortage of products that could result in an inability to satisfy demand for our products.

We operate a multinational business subject to the economic, political and other risks inherent in operating in foreign countries and with foreign currencies.

We have operated in foreign countries and with foreign currencies for many years. Our results are subject to foreign currency exchange fluctuations. Our operations are subject to political, economic and other risks. There has been and continues to be significant political uncertainty in some countries in which we operate. Economic changes, terrorist activity and political unrest may result in business interruption or decreased demand for our products. Protectionist trade measures and import and export licensing requirements could also adversely affect our results of operations. Our success will depend in part on our ability to manage continued global political and/or economic uncertainty.

We primarily sell world commodities. Historically, local prices have adjusted relatively quickly to offset the effect of local currency devaluations, but there can be no assurance that this will continue to be the case. We may hedge transactions that are denominated in a currency other than the currency of the operating unit entering into the underlying transaction. We are subject to the risks normally attendant to such hedging activities.

Raw material and energy price fluctuations, and supply interruptions and shortages could adversely affect our results of operations.

Our finished products are made primarily from corn. Purchased corn and other raw material costs account for between 40 percent and 65 percent of finished product costs. Some of our products are based upon specific varieties of corn that are produced in significantly less volumes than yellow dent corn. These specialty grains are higher cost due to their more limited supply and require planning cycles of up to three years in order for us to receive our desired amount of specialty corn. Also, we utilize tapioca in the manufacturing of starch products in Thailand. If our raw materials are not available in sufficient quantities or quality, our results of operations could be negatively impacted.

Energy costs represent approximately 10 percent of our finished product costs. We use energy primarily to create steam in our production process and to dry product. We consume coal, natural gas, electricity, wood and fuel oil to generate energy. In Pakistan, the overall economy has been slowed by severe energy shortages which both negatively impact our ability to produce sweeteners and starches, and also negatively impacts the demand from our customers due to their inability to produce their end products because of the shortage of reliable energy.

The market prices for these commodities may vary considerably depending on supply and demand, world economies and other factors. We purchase these commodities based on our anticipated usage and future outlook for these costs. We cannot assure that we will be able to purchase these commodities at prices that we can adequately pass on to customers to sustain or increase profitability.

In North America, we sell a large portion of our finished products at firm prices established in supply contracts typically lasting for periods of up to one year. In order to minimize the effect of volatility in the cost of corn related to these firm-priced supply contracts, we enter into corn futures and options contracts, or take other hedging positions in the corn futures market. We are unable to directly hedge price risk related to co-product sales; however, we enter into hedges of soybean oil (a competing product to our animal feed and corn oil) in order to mitigate the price risk of animal feed and corn oil sales. These derivative contracts typically mature within one year. At expiration, we settle the derivative contracts at a net amount equal to the difference between the then-current price of corn (or soybean oil) and the derivative contract price. These hedging instruments are subject to fluctuations in value; however, changes in the value of the underlying exposures we are hedging generally offset such fluctuations. The fluctuations in the fair value of these hedging instruments may affect the cash flow of the Company. We fund any unrealized losses or receive cash for any unrealized gains on a daily basis. While the corn futures contracts or hedging positions are intended to minimize the effect of volatility of corn costs on operating profits, the hedging activity can result in losses, some of which may be material. Outside of North America, sales of finished products under long-term, firm-priced supply contracts are not material. We also use over-the-counter natural gas swaps to hedge portions of our natural gas costs, primarily in our North American operations.

Due to market volatility, we cannot assure that we can adequately pass potential increases in the cost of corn and other raw materials on to customers through product price increases or purchase quantities of corn and other raw materials at prices sufficient to sustain or increase our profitability.

Our corn and raw material costs account for 40 percent to 65 percent of our product costs. The price and availability of corn and other raw materials is influenced by economic and industry conditions, including supply and demand factors such as crop disease and severe weather conditions such as drought, floods or frost that are difficult to anticipate and which we cannot control. There is also a demand for corn in the US to produce ethanol which has been significantly impacted by US governmental policies designed to encourage the production of ethanol. In addition, government programs supporting sugar prices indirectly impact the price of corn sweeteners, especially high fructose corn syrup.

Our profitability may be affected by other factors beyond our control.

Our operating income and ability to increase profitability depend to a large extent upon our ability to price finished products at a level that will cover manufacturing and raw material costs and provide an acceptable profit margin. Our ability to maintain appropriate price levels is determined by a number of factors largely beyond our control, such as aggregate industry supply and market demand, which may vary from time to time, and the economic conditions of the geographic regions where we conduct our operations.

We operate in a highly competitive environment and it may be difficult to preserve operating margins and maintain market share.

We operate in a highly competitive environment. Many of our products compete with virtually identical or similar products manufactured by other companies in the starch and sweetener industry. In the United States, there are competitors, several of which are divisions of larger enterprises that have greater financial resources than we do. Some of these competitors, unlike us, have vertically integrated their corn refining and other operations. Many of our products also compete with products made from raw materials other than corn. Fluctuation in prices of these competing products may affect prices of, and profits derived from, our products. Competition in markets in which we compete is largely based on price, quality and product availability.

Changes in consumer preferences and perceptions may lessen the demand for our products, which could reduce our sales and profitability and harm our business.

Food products are often affected by changes in consumer tastes, national, regional and local economic conditions and demographic trends. For instance, changes in prevailing health or dietary preferences causing consumers to avoid food products containing sweetener products, including high fructose corn syrup, in favor of foods that are perceived as being more healthy, could reduce our sales and profitability, and such a reduction could be material. Increasing concern among consumers, public health professionals and government agencies about the potential health concerns associated with obesity and inactive lifestyles represent a significant challenge to some of our customers, including those engaged in the food and soft drink industries.

The uncertainty of acceptance of products developed through biotechnology could affect our profitability.

The commercial success of agricultural products developed through biotechnology, including genetically modified corn, depends in part on public acceptance of their development, cultivation, distribution and consumption. Public attitudes can be influenced by claims that genetically modified products are unsafe for consumption or that they pose unknown risks to the environment even if such claims are not based on scientific studies. These public attitudes can influence regulatory and legislative decisions about biotechnology even where they are approved. The sale of the Company's products which may contain genetically modified corn could be delayed or impaired because of adverse public perception regarding the safety of the Company's products and the potential effects of these products on animals, human health and the environment.

Our profitability could be negatively impacted if we fail to maintain satisfactory labor relations.

Approximately 35 percent of our US and 47 percent of our non-US employees are members of unions. Strikes, lockouts or other work stoppages or slow downs involving our unionized employees could have a material adverse effect on us.

Our reliance on certain industries for a significant portion of our sales could have a material adverse affect on our business.

Approximately 44 percent of our 2012 sales were made to companies engaged in the food industry and approximately 15 percent were made to companies in the beverage industry. Additionally, sales to the animal nutrition market, the paper and corrugating industry, and the brewing industry represented approximately 12 percent, 9 percent and 9 percent of our 2012 net sales, respectively. If our food customers, beverage customers, brewing industry customers, paper and corrugating customers or animal feed customers were to substantially decrease their purchases, our business might be materially adversely affected.

Natural disasters, war, acts and threats of terrorism, pandemic and other significant events could negatively impact our business.

If the economies of any countries where we sell or manufacture products are affected by natural disasters such as earthquakes, floods or severe weather; war, acts of war or terrorism; or the outbreak of a pandemic such as Severe Acute Respiratory Syndrome ("SARS") or the Avian Flu, it could result in asset write-offs, decreased sales and overall reduced cash flows.

Government policies and regulations in general, and specifically affecting agriculture-related businesses, could adversely affect our operating results.

Our operating results could be affected by changes in trade, monetary and fiscal policies, laws and regulations, and other activities of United States and foreign governments, agencies, and similar organizations. These conditions include but are not limited to changes in a country's or region's economic or political conditions, trade regulations affecting production, pricing and marketing of products, local labor conditions and regulations, reduced protection of intellectual property rights, changes in the regulatory or legal environment, restrictions on currency exchange activities, currency exchange fluctuations, burdensome taxes and tariffs, and other trade barriers. International risks and uncertainties, including changing social and economic conditions as well as terrorism, political hostilities, and war, could limit our ability to transact business in these markets and could adversely affect our revenues and operating results.

Due to cross-border disputes, our operations could be adversely affected by actions taken by the governments of countries where we conduct business.

The recognition of impairment charges on goodwill or long-lived assets could adversely impact our future financial position and results of operations.

We perform an annual impairment assessment for goodwill and our indefinite-lived intangible assets, and as necessary, for other long-lived assets. If the results of such assessments were to show that the fair value of these such assets were less than the carrying values, we could be required to recognize a charge for impairment of goodwill and/or long-lived assets and the amount of the impairment charge could be material. Our annual impairment assessment as of October 1, 2012 did not result in any additional impairment charges for the year.

Even though it was determined that there was no additional long-lived asset impairment as of October 1, 2012, the future occurrence of a potential indicator of impairment, such as a significant adverse change in the business climate that would require a change in our assumptions or strategic decisions made in response to economic or competitive conditions, could require us to perform an assessment prior to the next required assessment date of October 1, 2013.

Changes in our tax rates or exposure to additional income tax liabilities could impact our profitability.

We are subject to income taxes in the United States and in various other foreign jurisdictions. Our effective tax rates could be adversely affected by changes in the mix of earnings by jurisdiction, changes in tax laws or tax rates including potential tax reform in the US to broaden the tax base and reduce deductions or credits, changes in the valuation of deferred tax assets and liabilities, and material adjustments from tax audits.

In particular, the carrying value of deferred tax assets, which are predominantly in the US, UK and Korea, is dependent upon our ability to generate future taxable income in these jurisdictions. In addition, the amount of income taxes we pay is subject to ongoing audits in various jurisdictions and a material assessment by a governing tax authority could affect our profitability.

Operating difficulties at our manufacturing plants could adversely affect our operating results.

Producing starches and sweeteners through corn refining is a capital intensive industry. We have 36 plants and have preventive maintenance and de-bottlenecking programs designed to maintain and improve grind capacity and facility reliability. If we encounter operating difficulties at a plant for an extended period of time or start up problems with any capital improvement projects, we may not be able to meet a portion of sales order commitments and could incur significantly higher operating expenses, both of which could adversely affect our operating results. We also use boilers to generate steam required in our manufacturing processes. An event that impaired the operation of a boiler for an extended period of time could have a significant adverse effect on the operations of any plant where such event occurred.

We may not have access to the funds required for future growth and expansion.

We may need additional funds to grow and expand our operations. We expect to fund our capital expenditures from operating cash flow to the extent we are able to do so. If our operating cash flow is insufficient to fund our capital expenditures, we may either reduce our capital expenditures or utilize our general credit facilities. For further strategic growth through mergers or acquisitions, we may also seek to generate additional liquidity through the sale of debt or equity securities in private or public markets or through the sale of non-productive assets. We cannot provide any assurance that our cash flows from operations will be sufficient to fund anticipated capital expenditures or that we will be able to obtain additional funds from financial markets or from the sale of assets at terms favorable to us. If we are unable to generate sufficient cash flows or raise sufficient additional funds to cover our capital expenditures or other strategic growth opportunities, we may not be able to achieve our desired operating efficiencies and expansion plans, which may adversely impact our competitiveness and, therefore, our results of operations.

We may not successfully identify and complete acquisitions or strategic alliances on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances, and such acquisitions could result in unforeseen operating difficulties and expenditures and require significant management resources.

We regularly review potential acquisitions of complementary businesses, technologies, services or products, as well as potential strategic alliances. We may be unable to find suitable acquisition candidates or appropriate partners with which to form partnerships or strategic alliances. Even if we identify appropriate acquisition or alliance candidates, we may be unable to complete such acquisitions or alliances on favorable terms, if at all. In addition, the process of integrating an acquired business, technology, service or product into our existing business and operations may result in unforeseen operating difficulties and expenditures. Integration of an acquired company also may require significant management resources that otherwise would be available for ongoing development of our business. Moreover, we may not realize the anticipated benefits of any acquisition or strategic alliance, and such transactions may not generate anticipated financial results. Future acquisitions could also require us to issue equity securities, incur debt, assume contingent liabilities or amortize expenses related to intangible assets, any of which could harm our business.

An inability to contain costs could adversely affect our future profitability and growth.

Our future profitability and growth depends on our ability to contain operating costs and per-unit product costs and to maintain and/or implement effective cost control programs, while at the same time maintaining competitive pricing and superior quality products, customer service and support. Our ability to maintain a competitive cost structure depends on continued containment of manufacturing, delivery and administrative costs, as well as the implementation of cost-effective purchasing programs for raw materials, energy and related manufacturing requirements.

If we are unable to contain our operating costs and maintain the productivity and reliability of our production facilities, our profitability and growth could be adversely affected.

Volatility in the stock market, fluctuations in quarterly operating results and other factors could adversely affect the market price of our common stock.

The market price for our common stock may be significantly affected by factors such as our announcement of new products or services or such announcements by our competitors; technological innovation by us, our competitors or other vendors; quarterly variations in our operating results or the operating results of our competitors; general conditions in our or our customers' markets; and changes in the earnings estimates by analysts or reported results that vary materially from such estimates. In addition, the stock market has experienced significant price fluctuations that have affected the market prices of equity securities of many companies that have been unrelated to the operating performance of any individual company.

No assurance can be given that we will continue to pay dividends.

The payment of dividends is at the discretion of our Board of Directors and will be subject to our financial results and the availability of surplus funds to pay dividends.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

We operate, directly and through our consolidated subsidiaries, 36 manufacturing facilities, all of which are owned. In addition, we lease our corporate headquarters in Westchester, Illinois and our research and development facility in Bridgewater, New Jersey. The following list details the locations of our manufacturing facilities within each of our four reportable business segments:

North America

Cardinal, Ontario, Canada
London, Ontario, Canada
Port Colborne, Ontario, Canada
San Juan del Rio, Queretaro, Mexico
Guadalajara, Jalisco, Mexico
Mexico City, Edo, Mexico
Stockton, California, U.S.
Bedford Park, Illinois, U.S.
Mapleton, Illinois, U.S.
Indianapolis, Indiana, U.S.
North Kansas City, Missouri, U.S.
Winston-Salem, North Carolina, U.S.
Charleston, South Carolina, U.S.

South America

Baradero, Argentina
Chacabuco, Argentina
Balsa Nova, Brazil
Cabo, Brazil
Conchal, Brazil
Mogi-Guacu, Brazil
Rio de Janeiro, Brazil
Trombudo, Brazil
Barranquilla, Colombia
Cali, Colombia
Lima, Peru

Asia Pacific

Lane Cove, Australia
Shanghai, China
Ichon, South Korea
Inchon, South Korea
Ban Kao Dien, Thailand
Kalasin, Thailand
Sikhiu, Thailand

EMEA

Cornwala, Pakistan
Faisalabad, Pakistan
Mehran, Pakistan
Hamburg, Germany
Goole, United Kingdom

We believe our manufacturing facilities are sufficient to meet our current production needs. We have preventive maintenance and de-bottlenecking programs designed to further improve grind capacity and facility reliability.

We have electricity co-generation facilities at all of our US and Canadian plants with the exception of Indianapolis, North Kansas City, Charleston and Mapleton, as well as at our plants in San Juan del Rio, Mexico; Baradero, Argentina; and Balsa Nova and Mogi-Guacu, Brazil, that provide electricity at a lower cost than is available from third parties. We generally own and operate these co-generation facilities, except for the facilities at our Cardinal, Ontario; and Balsa Nova and Mogi-Guacu, Brazil locations, which are owned by, and operated pursuant to co-generation agreements with third parties. Our Stockton, California co-generation facility was previously operated by a third party. It is not currently generating power for sale to the electrical grid.

In recent years, we have made significant capital expenditures to update, expand and improve our facilities, spending $313 million in 2012. We believe these capital expenditures will allow us to operate efficient facilities for the foreseeable future. We currently anticipate that capital expenditures for 2013 will approximate $350 million to $400 million.

Item 3. Legal Proceedings

As previously reported, on April 22, 2011, Western Sugar and two other sugar companies filed a complaint in the U.S. District Court for the Central District of California against the Corn Refiners Association ("CRA") and certain of its member companies, including us, alleging false and/or misleading statements relating to high fructose corn syrup in violation of the Lanham Act and California's unfair competition law. The complaint seeks injunctive relief and unspecified damages. On May 23, 2011, the plaintiffs amended the complaint to add additional plaintiffs, among other reasons.

On July 1, 2011, the CRA and the member companies in the case filed a motion to dismiss the first amended complaint on multiple grounds. On October 21, 2011, the U.S. District Court for the Central District of California dismissed all Federal and state claims against us and the other members of the CRA, with leave for the plaintiffs to amend their complaint, and also dismissed all state law claims against the CRA.

The state law claims against the CRA were dismissed pursuant to a California law known as the anti-SLAPP (Strategic Lawsuit Against Public Participation) statute, which, according to the court's opinion, allows early dismissal of meritless first amendment cases aimed at chilling expression through costly, time-consuming litigation. The court held that the CRA's statements were protected speech made in a public forum in connection with an issue of public interest (high fructose corn syrup). Under the anti-SLAPP statute, the CRA is entitled to recover its attorney's fees and costs from the plaintiffs.

On November 18, 2011, the plaintiffs filed a second amended complaint against certain of the CRA member companies, including us, seeking to reinstate the federal law claims, but not the state law claims, against certain of the CRA member companies, including us. On December 16, 2011, the CRA member companies filed a motion to dismiss the second amended complaint on multiple grounds. On July 31, 2012, the U.S. District Court for the Central District of California denied the motion to dismiss for all CRA member companies other than Roquette America, Inc.

On September 4, 2012, we and the other CRA member companies that remain defendants in the case filed an answer to the plaintiffs' second amended complaint that, among other things, added a counterclaim against the Sugar Association. The counterclaim alleges that the Sugar Association has made false and misleading statements that processed sugar differs from high fructose corn syrup in ways that are beneficial to consumers' health (i.e., that consumers will be healthier if they consume foods and beverages containing processed sugar instead of high fructose corn syrup). The counterclaim, which was filed in the U.S. District Court for the Central District of California, seeks injunctive relief and unspecified damages. Although the counterclaim was initially only filed against the Sugar Association, the Company and the other CRA member companies that remain defendants in the Western Sugar case have reserved the right to add other plaintiffs to the counterclaim in the future.

On October 29, 2012, the Sugar Association and the other plaintiffs filed a motion to dismiss the counterclaim and certain related portions of the defendants' answer, each on multiple grounds. On December 10, 2012, the remaining member companies which are defendants in the case responded to the motion to dismiss the counterclaim. On January 14, 2013, the plaintiffs filed a reply to the defendants' response to the motion to dismiss. The motion to dismiss the counterclaim is still pending before the court.

We continue to believe that the second amended complaint is without merit and intend to vigorously defend this case. In addition, we intend to vigorously pursue our rights in connection with the counterclaim.

We are currently subject to various other claims and suits arising in the ordinary course of business, including certain environmental proceedings. We do not believe that the results of such legal proceedings, even if unfavorable to us, will be material to us. There can be no assurance, however, that such claims or suits or those arising in the future, whether taken individually or in the aggregate, will not have a material adverse effect on our financial condition or results of operations.

Item 4. Mine Safety Disclosures
Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Shares of our common stock are traded on the New York Stock Exchange ("NYSE") under the ticker symbol "INGR." The number of holders of record of our common stock was 5,862 at January 31, 2013.

We have a history of paying quarterly dividends. The amount and timing of the dividend payment, if any, is based on a number of factors including estimated earnings, financial position and cash flow. The payment of a dividend is solely at the discretion of our Board of Directors. Future dividend payments will be subject to our financial results and the availability of surplus funds to pay dividends.

The quarterly high and low sales prices for our common stock and cash dividends declared per common share for 2011 and 2012 are shown below.

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
2012				
Market prices				
High	**$58.38**	**$58.87**	**$56.57**	**$66.66**
Low	**50.59**	**47.26**	**45.30**	**54.57**
Per share dividends	**$ 0.20**	**$ 0.20**	**$ 0.26**	**$ 0.26**
2011				
Market prices				
High	**$52.07**	**$57.91**	**$59.50**	**$53.25**
Low	**44.51**	**50.30**	**38.87**	**36.65**
Per share dividends	**$ 0.14**	**$ 0.16**	**$ 0.16**	**$ 0.20**

Issuer Purchases of Equity Securities
The following table summarizes information with respect to our purchases of our common stock during the fourth quarter of 2012.

Shares in thousands	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that may yet be Purchased Under the Plans or Programs at end of period
Oct. 1 – Oct. 31, 2012	–	–	–	**3,385 shares**
Nov. 1 – Nov. 30, 2012	–	–	–	**3,385 shares**
Dec. 1 – Dec. 31, 2012	–	–	–	**3,385 shares**
Total	–	–	–	

On November 17, 2010, our Board of Directors authorized an extension of our stock repurchase program permitting us to purchase up to 5 million shares of our outstanding common stock through November 30, 2015. The stock repurchase program was authorized by the Board of Directors on November 7, 2007 and would have expired on November 30, 2010. As of December 31, 2012, we had repurchased 1.6 million shares under the program, leaving 3.4 million shares available for repurchase.

Item 6. Selected Financial Data

Selected financial data is provided below.

In millions, except per share amounts	2012	2011	2010[a]	2009	2008
Summary of operations:					
Net sales	**$6,532**	**$6,219**	**$4,367**	**$3,672**	**$3,944**
Net income attributable to Ingredion	**428**[b]	**416**[c]	**169**[d]	**41**[e]	**267**
Net earnings per common share of Ingredion:					
Basic	**$ 5.59**[b]	**$ 5.44**[c]	**$ 2.24**[d]	**$ 0.55**[e]	**$ 3.59**
Diluted	**$ 5.47**[b]	**$ 5.32**[c]	**$ 2.20**[d]	**$ 0.54**[e]	**$ 3.52**
Cash dividends declared per common share of Ingredion	**$ 0.92**	**$ 0.66**	**$ 0.56**	**$ 0.56**	**$ 0.54**
Balance sheet data:					
Working capital	**$1,427**	**$1,176**	**$ 881**	**$ 450**	**$ 415**
Property, plant and equipment – net	**2,193**	**2,156**	**2,156**	**1,594**	**1,470**
Total assets	**5,592**	**5,317**	**5,040**	**2,952**	**3,207**
Long-term debt	**1,724**	**1,801**	**1,681**	**408**	**660**
Total debt	**1,800**	**1,949**	**1,769**	**544**	**866**
Redeemable common stock	**–**	**–**	**–**	**14**	**14**
Total equity[f]	**$2,459**	**$2,133**	**$2,001**	**$1,704**	**$1,406**
Shares outstanding, year end	**77.0**	**75.9**	**76.0**	**74.9**	**74.5**
Additional data:					
Depreciation and amortization	**$ 211**	**$ 211**	**$ 155**	**$ 130**	**$ 128**
Capital expenditures	**313**	**263**	**159**	**146**	**228**

[a] Includes National Starch from October 1, 2010 forward.

[b] Includes a $13 million benefit from the reversal of a valuation allowance that had been recorded against net deferred tax assets of our Korean subsidiary ($0.16 per diluted common share), after-tax charges for impaired assets and restructuring costs of $23 million ($0.29 per diluted common share), an after-tax gain from a change in a North American benefit plan of $3 million ($0.04 per diluted common share), after-tax costs of $3 million ($0.03 per diluted common share) relating to the integration of National Starch and an after-tax gain from the sale of land sale of $2 million ($0.02 per diluted common share). See Notes 3, 4, 8 and 9 of the notes to the consolidated financial statements included in this Annual Report on Form 10-K for additional information.

[c] Includes a $58 million NAFTA award ($0.75 per diluted common share) received from the Government of the United Mexican States, an after-tax gain of $18 million ($0.23 per diluted common share) pertaining to a change in a postretirement plan, after-tax charges of $7 million for restructuring costs ($0.08 per diluted common share) and after-tax costs of $21 million ($0.26 per diluted common share) relating to the integration of National Starch. See Notes 3, 4, 9 and 13 of the notes to the consolidated financial statements included in this Annual Report on Form 10-K for additional information.

[d] Includes $14 million of after-tax charges for bridge loan and other financing costs ($0.18 per diluted common share), after-tax acquisition-related costs of $26 million ($0.34 per diluted common share), after-tax charges of $22 million ($0.29 per diluted common share) for impaired assets and other costs primarily associated with our operations in Chile and after-tax charges of $18 million ($0.23 per diluted common share) relating to the sale of National Starch inventory that was adjusted to fair value at the acquisition date in accordance with business combination accounting rules. See Notes 3, 4 and 6 of the notes to the consolidated financial statements included in this Annual Report on Form 10-K for additional information.

[e] Includes after-tax charges for impaired assets and restructuring costs of $110 million, or $1.47 per diluted common share.

[f] Includes non-controlling interests.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are a major supplier of high-quality food and industrial ingredients to customers around the world. We have 36 manufacturing plants located throughout North America, South America, Asia Pacific and Europe, the Middle East and Africa ("EMEA"), and we manage and operate our businesses at a regional level. We believe this approach provides us with a unique understanding of the cultures and product requirements in each of the geographic markets in which we operate, bringing added value to our customers. Our ingredients are used by customers in the food, beverage, animal feed, paper and corrugating, and brewing industries, among others.

Critical success factors in our business include managing our significant manufacturing costs, including corn, other raw materials and utilities. In addition, due to our global operations we are exposed to fluctuations in foreign currency exchange rates. We use derivative financial instruments, when appropriate, for the purpose of minimizing the risks and/or costs associated with fluctuations in certain raw material and energy costs, foreign exchange rates and interest rates. Also, the capital intensive nature of our business requires that we generate significant cash flow over time in order to selectively reinvest in our operations and grow organically, as well as through strategic acquisitions and alliances. We utilize certain key financial metrics relating to working capital, debt and return on capital employed to monitor our progress toward achieving our strategic business objectives (see section entitled "Key Financial Performance Metrics").

2012 was a strong year for us as we achieved Company record highs for net sales, operating income, net income and diluted earnings per common share, driven primarily by higher product selling prices and volume growth. Despite challenging macroeconomic conditions, we achieved sales volume growth and product price improvements to cover higher raw material costs and foreign currency headwinds. Additionally, we further enhanced our liquidity and financial flexibility by selling $300 million of 1.80 percent five-year Senior Notes and by entering into a new five-year $1 billion revolving credit agreement. We also completed our integration of the National Starch acquisition and we look forward to continued business growth in 2013.

We currently expect that our future cash flow from operations and borrowing capacity under our credit facilities will provide us with sufficient liquidity to fund our anticipated capital expenditures, dividends, and other investing and/or financing strategies for the foreseeable future.

Results of Operations

We have significant operations in North America, South America, Asia Pacific and EMEA. For most of our foreign subsidiaries, the local foreign currency is the functional currency. Accordingly, revenues and expenses denominated in the functional currencies of these subsidiaries are translated into US dollars at the applicable average exchange rates for the period. Fluctuations in foreign currency exchange rates affect the US dollar amounts of our foreign subsidiaries' revenues and expenses. The impact of currency exchange rate changes, where significant, is provided below.

2012 Compared to 2011

Net Income Attributable to Ingredion Net income attributable to Ingredion for 2012 increased to $428 million, or $5.47 per diluted common share, from 2011 net income of $416 million, or $5.32 per diluted common share. Our results for 2012 include after-tax charges of $16 million ($0.20 per diluted common share) for impaired assets and restructuring costs in Kenya, China and Colombia (see Note 4 of the notes to the consolidated financial statements for additional information), after-tax restructuring charges of $7 million ($0.09 per diluted common share) relating to our manufacturing optimization plan in North America, and after-tax costs of $3 million ($0.03 per diluted common share) associated with our integration of National Starch. Additionally, our 2012 results include the reversal of a $13 million valuation allowance that had been recorded against net deferred tax assets of our Korean subsidiary ($0.16 per diluted common share), an after-tax gain from a change in a benefit plan of $3 million ($0.04 per diluted common share) and an after-tax gain from the sale of land of $2 million ($0.02 per diluted common share). Our results for 2011 included a $58 million NAFTA award ($0.75 per diluted common share) received from the Government of the United Mexican States (see Note 13 of the notes to the consolidated financial statements for additional information) and an after-tax gain of $18 million ($0.23 per diluted common share) pertaining to a change in a postretirement plan (see Note 9 of the notes to the consolidated financial statements for additional information). Additionally, our 2011 results included after-tax costs of $21 million ($0.26 per diluted common share) relating to the integration of National Starch and after-tax restructuring charges of $7 million ($0.08 per diluted common share) associated with our manufacturing optimization plan in North America.

Without the impairment/restructuring charges, the reversal of the Korean deferred tax asset valuation allowance, the gain from the benefit plan change, the gain from the land sale and the integration costs in 2012 and the integration costs, restructuring charges, NAFTA award and gain from the postretirement plan change in 2011, net income and diluted earnings per common share for 2012 would have grown 19 percent from 2011. This net income growth primarily reflects an increase in operating income in North America and, to a lesser extent, in Asia Pacific. Reduced financing costs and a lower effective income tax rate also contributed to the improved earnings.

Net Sales Net sales for 2012 increased to $6.53 billion from $6.22 billion in 2011, as sales growth in North America and Asia Pacific more than offset declines in South America and EMEA.

A summary of net sales by reportable business segment is shown below:

In millions	2012	2011	Increase	% Change
North America	**$3,741**	**$3,356**	**$ 385**	**11 %**
South America	**1,462**	**1,569**	**(107)**	**(7)%**
Asia Pacific	**816**	**764**	**52**	**7 %**
EMEA	**513**	**530**	**(17)**	**(3)%**
Total	**$6,532**	**$6,219**	**$ 313**	**5 %**

The increase in net sales primarily reflects improved price/product mix of 6 percent and volume growth of 2 percent driven by stronger demand from our beverage, brewing and food customers, which more than offset unfavorable currency translation of 3 percent attributable to weaker foreign currencies relative to the US dollar.

Net sales in North America increased 11 percent reflecting improved price/product mix of 7 percent and volume growth of 4 percent driven by stronger demand from our beverage, brewing and food customers. Improved selling prices helped to offset higher corn costs. Net sales in South America decreased 7 percent, as a 9 percent decline attributable to weaker foreign currencies and a 3 percent volume reduction, more than offset a 5 percent price/product mix improvement. The volume decline primarily reflects a combination of weaker economic activity in the segment and a transportation strike and labor issues that impacted our customers in Argentina earlier in the year. Asia Pacific net sales grew 7 percent, as volume growth of 5 percent and price/product mix improvement of 3 percent, more than offset unfavorable currency translation of 1 percent. EMEA net sales decreased 3 percent, as unfavorable currency translation of 6 percent and a 1 percent volume reduction resulting primarily from the closure of our manufacturing plant in Kenya, more than offset a 4 percent price/product mix improvement.

Cost of Sales Cost of sales for 2012 increased 4 percent to $5.29 billion from $5.09 billion in 2011. The increase primarily reflects higher corn costs and volume growth. Currency translation caused cost of sales for 2012 to decrease approximately 3 percent from 2011, reflecting the impact of weaker foreign currencies. Gross corn costs per ton for 2012 increased approximately 4 percent from 2011, driven by higher market prices for corn. Additionally, energy costs increased approximately 2 percent from 2011; primarily reflecting higher costs in Pakistan, where power shortages due to energy infrastructure problems in that country drove costs higher. Our gross profit margin for 2012 was 19 percent, compared to 18 percent in 2011.

Selling, General and Administrative Expenses Selling, general and administrative ("SG&A") expenses for 2012 increased to $556 million from $543 million in 2011. The increase primarily reflects higher compensation-related costs; lower integration expenses and the impact of weaker foreign currencies partially offset these increases. Currency translation caused operating expenses for 2012 to decrease approximately 3 percent from 2011. SG&A expenses represented 9 percent of net sales in both 2012 and 2011. Without integration costs, SG&A expenses, as a percentage of net sales, would have been 8 percent in both 2012 and 2011.

Other Income – Net Other income-net of $22 million for 2012 decreased from other income-net of $98 million in 2011. This decrease primarily reflects the effects of the $58 million NAFTA award received from the Government of the United Mexican States in the first quarter of 2011 and a $30 million gain associated with a fourth quarter 2011 postretirement benefit plan change. A $5 million gain from a change in a benefit plan in North America and a $2 million gain from a land sale in the fourth quarter of 2012 partially offset these declines.

Operating Income A summary of operating income is shown below:

In millions	2012	2011	Favorable (Unfavorable) Variance	Favorable (Unfavorable) % Change
North America	**$408**	**$322**	**$ 86**	**27 %**
South America	**198**	**203**	**(5)**	**(2)%**
Asia Pacific	**95**	**79**	**16**	**20 %**
EMEA	**78**	**84**	**(6)**	**(7)%**
Corporate expenses	**(78)**	**(64)**	**(14)**	**(22)%**
Restructuring/ impairment charges	**(36)**	**(10)**	**(26)**	**(260)%**
Gain from change in benefit plans	**5**	**30**	**(25)**	**(83)%**
Integration costs	**(4)**	**(31)**	**27**	**87 %**
Gain from sale of land	**2**	**–**	**2**	**NM**
NAFTA award	**–**	**58**	**(58)**	**NM**
Operating income	**$668**	**$671**	**$ (3)**	**– %**

Operating income for 2012 declined slightly to $668 million from $671 million in 2011. Operating income for 2012 includes $20 million of charges for impaired assets and restructuring costs in Kenya, $11 million of restructuring charges to reduce the carrying value of certain equipment associated with our manufacturing optimization plan in North America, $5 million of charges for impaired assets in China and Colombia, and $4 million of costs pertaining to the integration of National Starch. Additionally, operating income for 2012 includes the $5 million gain from the benefit plan change in North America and a $2 million gain from the sale of land. Operating income for 2011 included the $58 million NAFTA award, a $30 million gain from a change in a postretirement plan, $31 million of costs pertaining to the integration of National Starch and $10 million of restructuring charges associated with our North American manufacturing optimization plan. Without the impairment/restructuring charges, integration costs, the NAFTA award, the gains from the changes in benefit plans, and the gain from the land sale, operating income for 2012 would have increased 12 percent, primarily reflecting strong earnings growth in North America and, to a lesser extent, in Asia Pacific. Unfavorable currency translation associated with weaker foreign currencies caused operating income to decline by approximately $30 million from 2011. North America operating income increased 27 percent to $408 million from $322 million in 2011. Improved product selling prices and volume growth helped to offset higher corn costs. Currency translation associated with a weaker Canadian dollar caused operating income to decrease by approximately $1 million in North America. South America operating income decreased 2 percent to $198 million from $203 million in 2011. Improved product price/mix largely offset the unfavorable impacts of higher local product costs; translation effects associated with weaker South American currencies (particularly the Argentine Peso and Brazilian Real), which had a $22 million unfavorable impact on the segment; and lower volumes due to soft demand from a weaker economy. Asia Pacific operating income rose 20 percent to $95 million from $79 million in 2011. This increase primarily reflects sales volume growth and improved price/mix, which more than offset the impact of weaker currencies. Unfavorable translation effects associated with weaker foreign currencies caused Asia Pacific operating income to decrease by approximately $1 million. EMEA operating income decreased 7 percent to $78 million from $84 million in 2011, primarily reflecting unfavorable currency translation. Translation effects associated with weaker foreign currencies caused EMEA operating income to decrease by approximately $6 million. While our installation of equipment helped to mitigate energy issues somewhat, energy infrastructure in Pakistan remains problematic and we continue to face challenges resulting from the power shortages in that country.

Financing Costs – Net Financing costs-net decreased to $67 million in 2012 from $78 million in 2011. The decrease primarily reflects an increase in interest income of $5 million attributable to our higher cash balances, a $4 million decrease in interest expense driven by lower borrowing rates and a $2 million reduction in foreign currency transaction losses.

Provision for Income Taxes Our effective tax rate was 27.8 percent in 2012, as compared to 28.7 percent in 2011. Our effective income tax rate for 2012 includes the effects of the discrete reversal of a $13 million valuation allowance that had been recorded against net deferred tax assets of our Korean subsidiary, the recognition of an income tax benefit of $8 million related to our $20 million restructuring charge in Kenya and the associated tax write-off of the investment. Additionally, we recorded a $4 million pretax charge related to the disposition of our non wholly-owned consolidated subsidiary in China, which is not expected to produce a realizable tax benefit. Our effective income tax rate for 2011 includes the benefit of the one-time recognition of tax free income related to the NAFTA award in pretax income, which lowered our effective income tax rate by 3.5 percentage points. Without the impact of the items described above, our effective tax rates for 2012 and 2011 would have been approximately 30 percent and 32 percent, respectively. See also Note 8 of the notes to the consolidated financial statements.

Net Income Attributable to Non-controlling Interests Net income attributable to non-controlling interests was $6 million in 2012, down from $7 million in 2011. The decrease reflects lower earnings at our non wholly-owned operations in Pakistan and China.

Comprehensive Income We recorded comprehensive income of $366 million in 2012, as compared with $193 million in 2011. The increase primarily reflects a $97 million favorable variance in the currency translation adjustment and a $94 million favorable variance associated with our cash-flow hedging activity. The favorable variance in the currency translation adjustment reflects a more moderate weakening in end of period foreign currencies relative to the US dollar in 2012, as compared to a year ago, when end of period foreign currency depreciation was more significant.

2011 Compared to 2010

On October 1, 2010, we acquired National Starch, a global provider of specialty starches. The results of National Starch are included in our consolidated financial results from October 1, 2010 forward. As a result, there are significant fluctuations in our financial statements as compared to 2010. While we identify significant fluctuations due to the acquisition, our discussion below also addresses results of operations absent the impact of the National Starch acquisition and acquired operations for the nine months ended September 30, 2011, where appropriate, to provide a more comparable and meaningful analysis.

Net Income Attributable to Ingredion Net income attributable to Ingredion for 2011 more than doubled to $416 million, or $5.32 per diluted common share, from 2010 net income of $169 million, or $2.20 per diluted common share. Our results for 2011 included a $58 million NAFTA award ($0.75 per diluted common share) received from the Government of the United Mexican States (see Note 13 of the notes to the consolidated financial statements for additional information) and an after-tax gain of $18 million ($0.23 per diluted common share) pertaining to a change in a postretirement plan (see Note 9 of the notes to the consolidated financial statements for additional information). Additionally, our 2011 results included after-tax costs of $21 million ($0.26 per diluted common share) relating to the integration of National Starch and after-tax restructuring charges of $7 million ($0.08 per diluted common share) associated with our manufacturing optimization plan in North America. Our 2010 results included after-tax acquisition-related costs of $26 million ($0.34 per diluted common share), after-tax restructuring charges of $22 million ($0.29 per diluted common share) for impaired assets and other costs primarily associated with the closing of our plant in Chile, after-tax costs of $18 million ($0.23 per diluted common share) relating to the sale of National Starch inventory that was adjusted to fair value at the acquisition date in accordance with business combination accounting rules and after-tax charges of $14 million for bridge loan and other financing costs ($0.18 per diluted common share) related to the acquisition of National Starch. See also Note 4 of the notes to the consolidated financial statements for additional information pertaining to the asset impairments and restructurings.

Without the integration costs, restructuring charges, the NAFTA award, and the gain from the postretirement plan change in 2011 and the impairment, restructuring, acquisition-related costs and bridge loan and other financing expenses in 2010, net income for 2011 would have grown 47 percent from 2010, while our diluted earnings per common share would have risen 44 percent. This net income growth primarily reflects an increase in operating income driven by earnings of the acquired National Starch operations and, to a lesser extent, organic earnings growth. Higher financing costs partially offset the increased operating income.

Net Sales Net sales for 2011 increased to $6.22 billion from $4.37 billion in 2010, as sales grew in each of our segments.

A summary of net sales by reportable business segment is shown below:

In millions	2011	2010	Increase	% Change
North America	**$3,356**	**$2,439**	**$ 917**	**38%**
South America	**1,569**	**1,241**	**328**	**26%**
Asia Pacific	**764**	**433**	**331**	**76%**
EMEA	**530**	**254**	**276**	**109%**
Total	**$6,219**	**$4,367**	**$1,852**	**42%**

The increase in net sales reflects a 22 percent volume increase driven by sales for the first nine months of 2011 from our acquired National Starch operations, price/product mix improvement of 19 percent reflecting the pass through of higher raw material costs, and favorable currency translation of 1 percent due to stronger foreign currencies. Organic sales growth in each of our segments was strong, driven mainly by improved product selling prices. Organic volume was flat. Co-product sales of approximately $1.12 billion for 2011 increased 43 percent from $781 million in 2010, driven by improved selling prices and increased volume. Co-product sales from acquired operations for the first nine months of 2011 contributed approximately $66 million, or 8 percent, of the increase.

Net sales in North America increased 38 percent reflecting sales contributed by the acquired National Starch operations and organic growth. Without sales from the acquired operations for the nine months ended September 30, 2011, net sales on a comparable basis in North America would have increased approximately 18 percent, reflecting price/product mix improvement of 17 percent and a 1 percent increase attributable to currency translation. Volume in the segment was flat. Net sales in South America increased 26 percent, driven by a 25 percent price/product mix improvement. Favorable currency translation of 2 percent more than offset a 1 percent volume decline in the segment. The volume decline primarily reflects cooler than normal weather conditions in Brazil which reduced demand for beer and soft drink products. Additionally, our strategy to implement higher pricing contributed to the slight volume decline. Asia Pacific net sales increased 76 percent, principally driven by sales contributed from acquired operations. Without the acquired operations, Asia Pacific net sales, on a comparable basis, would have increased approximately 11 percent, reflecting price/product mix improvement of 11 percent and a 4 percent currency translation benefit associated with stronger foreign currencies, which more than offset an organic volume decline of 4 percent. The impacts of a tsunami and flooding resulted in reduced demand for our products in the segment. EMEA net sales more than doubled, largely due to sales contributed from acquired operations. Without the acquired operations, EMEA net sales, on a comparable basis, would have increased approximately 20 percent, driven by price/product mix improvement. Organic volume growth of 3 percent was offset by a 3 percent decline attributable to weaker foreign currencies in the segment.

Cost of Sales Cost of sales for 2011 increased 40 percent to $5.09 billion from $3.64 billion in 2010. More than half of this increase reflects costs associated with sales of products from acquired operations for the first nine months of 2011. The remainder of the increase was driven principally by higher corn costs and, to a lesser extent, currency translation. Currency translation caused cost of sales for 2011 to increase approximately 2 percent from 2010, reflecting the impact of stronger foreign currencies. Gross corn costs per ton for 2011 increased approximately 36 percent from 2010, driven by higher market prices for corn. Our gross profit margin for 2011 was 18 percent, compared to 17 percent in 2010, reflecting the impact of the acquired National Starch operations and improved product selling prices.

Selling, General and Administrative Expenses SG&A expenses for 2011 increased to $543 million from $370 million in 2010. This increase primarily reflects SG&A expenses of the acquired National Starch operations. Additionally, higher compensation-related costs and stronger foreign currencies also contributed to the increase in SG&A expenses. Currency translation caused operating expenses for 2011 to increase approximately 1 percent from 2010, reflecting the impact of stronger foreign currencies. SG&A expenses for 2011 represented 9 percent of net sales, up from 8 percent in 2010. Without integration and acquisition costs, SG&A expenses, as a percentage of net sales, would have been 8 percent in both 2011 and 2010.

Other Income – Net Other income-net of $98 million for 2011 increased from other income-net of $10 million in 2010. This increase primarily reflects the $58 million NAFTA award received from the Government of the United Mexican States in the first quarter of 2011 and a $30 million gain associated with a fourth quarter 2011 postretirement benefit plan change.

Operating Income A summary of operating income is shown below:

In millions	2011	2010	Favorable (Unfavorable) Variance	Favorable (Unfavorable) % Change
North America	**$322**	**$249**	**$ 73**	**30 %**
South America	**203**	**163**	**40**	**24 %**
Asia Pacific	**79**	**28**	**51**	**181 %**
EMEA	**84**	**37**	**47**	**126 %**
Corporate expenses	**(64)**	**(51)**	**(13)**	**(26)%**
NAFTA award	**58**	**–**	**58**	**NM**
Gain from change in postretirement plan	**30**	**–**	**30**	**NM**
Integration/ acquisition costs	**(31)**	**(35)**	**4**	**12 %**
Restructuring/ impairment charges	**(10)**	**(25)**	**15**	**59 %**
Charge for fair value mark-up of acquired inventory	**–**	**(27)**	**27**	**NM**
Operating income	**$671**	**$339**	**$332**	**98 %**

Operating income for 2011 increased to $671 million from $339 million in 2010. Operating income for 2011 included the $58 million NAFTA award, a $30 million gain from a change in a postretirement plan, $31 million of costs pertaining to the integration of National Starch and a $10 million restructuring charge to reduce the carrying value of certain equipment in connection with our North American manufacturing optimization plan. Operating income for 2010 included acquisition-related costs of $35 million, impairment/restructuring charges of $25 million and the flow through of $27 million of costs associated with acquired National Starch inventory that was marked up to fair value at the acquisition date in accordance with business combination accounting rules. Without the NAFTA award, the gain from the change in the postretirement benefit plan and the integration and restructuring costs in 2011 and the impairment, restructuring, inventory mark-up charge and acquisition-related costs in 2010, operating income for 2011 would have increased 46 percent over the prior year, as earnings grew in each of our segments. This increase was driven by earnings contributed during the first nine months of 2011 from the acquired National Starch operations and, to a lesser extent, organic earnings growth in each of our segments principally driven by improved product pricing. Currency translation associated with stronger foreign currencies caused operating income to increase by approximately $4 million from 2010. North America operating income increased 30 percent to $322 million from $249 million in 2010. Approximately one-fourth of this growth was attributable to income for the first nine months of 2011 from acquired operations. The remaining increase was primarily driven by higher product selling prices. Currency translation associated with the stronger Canadian dollar caused operating income to increase by approximately $3 million in North America. South America operating income increased 24 percent to $203 million from $163 million in 2010. Higher product selling prices drove this earnings growth. Asia Pacific operating income almost tripled to $79 million from $28 million in 2010, driven by earnings from acquired operations. Without the earnings from acquired operations, operating income in the segment, on a comparable basis, would have grown approximately 5 percent from a year ago. This increase primarily reflects higher product selling prices and favorable currency translation. Stronger foreign currencies (particularly the Korean Won) caused operating income to increase by approximately $1 million in Asia Pacific. EMEA operating income more than doubled to $84 million, from $37 million in 2010, due in large part to earnings from acquired operations. Without the earnings from acquired operations, operating income, on a comparable basis, would have grown approximately 29 percent from a year ago, primarily driven by higher product selling prices and organic volume growth.

Financing Costs – Net Financing costs-net increased to $78 million in 2011 from $64 million in 2010. The year ago period included a $20 million charge for bridge loan financing fees related to the acquisition of National Starch. Without this charge in 2010, financing costs for 2011 would have increased approximately 76 percent. This increase primarily reflects interest expense on our higher average borrowings due to the National Starch acquisition.

Provision for Income Taxes Our effective tax rate was 28.7 percent in 2011, as compared to 36.1 percent in 2010. Our effective income tax rate for 2011 included the benefit of the one-time recognition of tax free income related to the NAFTA award in pre-tax income, which lowered our effective income tax rate by 3.5 percentage points. Our 2010 effective income tax rate included the impacts of the National Starch acquisition costs, the Chilean charges for impaired assets and other related costs, and an increase in the valuation allowance for Chile. The 2011 impact of National Starch acquisition costs and changes to the Chilean valuation allowance were not material. Without the impact of the items described above, our effective tax rates for 2011 and 2010 would have been approximately 32 percent and 33 percent, respectively. See also Note 8 of the notes to the consolidated financial statements.

Net Income Attributable to Non-controlling Interests Net income attributable to non-controlling interests was $7 million in 2011, consistent with 2010.

Comprehensive Income We recorded comprehensive income of $193 million in 2011, as compared with $287 million in 2010. The decrease primarily reflects unfavorable currency translation attributable to weaker foreign currencies and losses on cash flow hedges, which more than offset our net income growth. The unfavorable variances in the currency translation adjustment reflect a weakening in end of period foreign currencies relative to the US dollar in 2011, as compared to a year ago when end of period foreign currencies had strengthened.

Liquidity and Capital Resources

At December 31, 2012, our total assets were $5.59 billion, up from $5.32 billion at December 31, 2011. This increase primarily reflects our larger cash and cash equivalents position and increased inventories, partially offset by translation effects associated with weaker end of period foreign currencies relative to the US dollar of approximately $28 million. Total equity increased to $2.46 billion at December 31, 2012 from $2.13 billion at December 31, 2011, primarily reflecting our net income for 2012 and the exercise of stock options, partially offset by dividends on our common stock, an increase in our accumulated other comprehensive loss principally driven by actuarial losses on our postretirement benefit obligations and unfavorable foreign currency translation.

On October 22, 2012, we entered into a new five-year, senior unsecured $1 billion revolving credit agreement (the "Revolving Credit Agreement"). The Revolving Credit Agreement replaced our previously existing $1 billion senior unsecured revolving credit facility. We paid fees of approximately $3 million relating to the new credit facility, which are being amortized to interest expense over the term of the facility.

Subject to certain terms and conditions, we may increase the amount of the revolving credit facility under the Revolving Credit Agreement by up to $250 million in the aggregate. All committed pro rata borrowings under the revolving credit facility will bear interest at a variable annual rate based on the LIBOR or prime rate, at our election, subject to the terms and conditions thereof, plus, in each case, an applicable margin based on our leverage ratio (as reported in the financial statements delivered pursuant to the Revolving Credit Agreement).

The Revolving Credit Agreement contains customary representations, warranties, covenants, events of default, terms and conditions, including limitations on liens, incurrence of debt, mergers and significant asset dispositions. We must also comply with a leverage ratio and an interest coverage ratio covenant. The occurrence of an event of default under the Revolving Credit Agreement could result in all loans and other obligations under the agreement being declared due and payable and the revolving credit facility being terminated.

At December 31, 2012, there were no borrowings outstanding under our $1 billion revolving credit facility. In addition, we have a number of short-term credit facilities consisting of operating lines of credit. At December 31, 2012, we had total debt outstanding of $1.80 billion, compared to $1.95 billion at December 31, 2011. The debt includes $350 million (principal amount) of 3.2 percent notes due 2015, $300 million (principal amount) of 1.8 percent senior notes due 2017, $200 million of 6.0 percent senior notes due 2017, $200 million of 5.62 percent senior notes due 2020, $400 million (principal amount) of 4.625 percent notes due 2020, $250 million (principal amount) of 6.625 percent senior notes due 2037 and $76 million of consolidated subsidiary debt consisting of local country short-term borrowings. Ingredion Incorporated, as the parent company, guarantees certain obligations of its consolidated subsidiaries. At December 31, 2012, such guarantees aggregated $57 million. Management believes that such consolidated subsidiaries will meet their financial obligations as they become due.

Historically, the principal source of our liquidity has been our internally generated cash flow, which we supplement as necessary with our ability to borrow on our bank lines and to raise funds in the capital markets. In addition to borrowing availability under our Revolving Credit Agreement, we also have approximately $503 million of unused operating lines of credit in the various foreign countries in which we operate.

The weighted average interest rate on our total indebtedness was approximately 4.5 percent and 4.8 percent for 2012 and 2011, respectively.

Net Cash Flows

A summary of operating cash flows is shown below:

In millions	2012	2011
Net income	**$434**	**$ 423**
Depreciation and amortization	**211**	**211**
Write-off of impaired assets	**24**	**–**
Gain from change in benefit plans	**(5)**	**(30)**
Deferred income taxes	**(3)**	**18**
Changes in working capital	**33**	**(334)**
Other	**38**	**12**
Cash provided by operations	**$732**	**$ 300**

Cash provided by operations was $732 million in 2012, as compared with $300 million in 2011. The increase in operating cash flow for 2012 primarily reflects improved working capital management. The improvement in working capital was driven principally by improved accounts receivable collections and inventory management, and an increase in accounts payable. Our margin accounts relating to commodity hedging contracts were relatively unchanged. To manage price risk related to corn purchases in North America, we use derivative instruments (corn futures and options contracts) to lock in our corn costs associated with firm-priced customer sales contracts. We are unable to directly hedge price risk related to co-product sales; however, we enter into hedges of soybean oil (a competing product to our animal feed and corn oil) in order to mitigate the price risk of animal feed and corn oil sales. As the market price of corn fluctuates, our derivative instruments change in value and we fund any unrealized losses or receive cash for any unrealized gains related to outstanding corn futures and option contracts. We plan to continue to use corn futures and option contracts to hedge the price risk associated with firm-priced customer sales contracts in our North American business and accordingly, we will be required to make or be entitled to receive, cash deposits for margin calls depending on the movement in the market price for corn.

Listed below are our primary investing and financing activities for 2012:

In millions	Sources (Uses) of Cash
Capital expenditures	**$(313)**
Payments on debt	**(462)**
Proceeds from borrowings	**312**
Dividends paid (including dividends of $3 to non-controlling interests)	**(69)**
Issuance of common stock	**34**
Repurchases of common stock	**(18)**

On September 20, 2012, we sold $300 million of 1.80 percent Senior Notes due September 25, 2017 (the "Notes"). The Notes rank equally with our other senior unsecured debt. Interest on the Notes is required to be paid semi-annually on March 25th and September 25th, beginning in March 2013. We have the option to prepay the Notes at 100 percent of the principal amount plus interest up to the prepayment date and, in certain circumstances, a make-whole amount. The net proceeds from the sale of the Notes of approximately $297 million were used to repay $205 million of borrowings under our previously existing $1 billion revolving credit facility (see discussion above) and for general corporate purposes. We paid debt issuance costs of approximately $2 million relating to the Notes, which are being amortized to interest expense over the life of the Notes.

On December 14, 2012, our board of directors declared a quarterly cash dividend of $0.26 per share of common stock. This dividend was paid on January 25, 2013 to stockholders of record at the close of business on December 31, 2012.

We currently anticipate that capital expenditures for 2013 will be in the range of $350 million to $400 million.

We currently expect that our future cash flow from operations and borrowing capacity under our credit facilities will provide us with sufficient liquidity to fund our anticipated capital expenditures, dividends, and other investing and/or financing strategies for the foreseeable future.

We have not provided federal and state income taxes on accumulated undistributed earnings of certain foreign subsidiaries because these earnings are planned to be permanently reinvested. Approximately $296 million of our cash and cash equivalents as of December 31, 2012 is held by our operations outside of the United States. We expect that available cash balances and credit facilities in the United States, along with cash generated from operations, will be sufficient to meet our operating and cash needs for the foreseeable future. It is not practicable to determine the amount of the unrecognized deferred tax liability related to the undistributed earnings. We do not anticipate the need to repatriate funds to the United States to satisfy domestic liquidity needs arising in the ordinary course of business, including liquidity needs associated with our domestic debt service requirements.

Hedging

We are exposed to market risk stemming from changes in commodity prices, foreign currency exchange rates and interest rates. In the normal course of business, we actively manage our exposure to these market risks by entering into various hedging transactions, authorized under established policies that place clear controls on these activities. These transactions utilize exchange traded derivatives or over-the-counter derivatives with investment grade counterparties. Our hedging transactions may include but are not limited to a variety of derivative financial instruments such as commodity futures, options and swap contracts, forward currency contracts and options, interest rate swap agreements and treasury lock agreements. See Note 5 of the notes to the consolidated financial statements for additional information.

Commodity Price Risk We use derivatives to manage price risk related to purchases of corn and natural gas used in the manufacturing process. We periodically enter into futures, options and swap contracts for a portion of our anticipated corn and natural gas usage, generally over the following twelve to eighteen months, in order to hedge price risk associated with fluctuations in market prices. These derivative instruments are recognized at fair value and have effectively reduced our exposure to changes in market prices for these commodities. We are unable to directly hedge price risk related to co-product sales. Unrealized gains and losses associated with marking our commodities-based derivative instruments to market are recorded as a component of other comprehensive income ("OCI"). At December 31, 2012, our accumulated other comprehensive loss account ("AOCI") included $7 million of losses, net of tax of $4 million, related to these derivative instruments. It is anticipated that approximately $3 million of these losses, net of tax of $2 million, will be reclassified into earnings during the next twelve months. We expect the losses to be offset by changes in the underlying commodities cost.

Foreign Currency Exchange Risk Due to our global operations, we are exposed to fluctuations in foreign currency exchange rates. As a result, we have exposure to translational foreign exchange risk when our foreign operation results are translated to US dollars (USD) and to transactional foreign exchange risk when transactions not denominated in the functional currency of the operating unit are revalued. We primarily use foreign currency forward contracts, swaps and options to selectively hedge our foreign currency transactional exposures. We generally hedge these exposures up to twelve months forward. At December 31, 2012, we had $268 million of foreign currency forward sales contracts and $167 million of foreign currency forward purchase contracts that hedged transactional exposures. The fair value of these derivative instruments was approximately $5 million at December 31, 2012.

Interest Rate Risk We occasionally use interest rate swaps and Treasury Lock agreements ("T-Locks") from time to time to hedge our exposure to interest rate changes, to reduce the volatility of our financing costs, or to achieve a desired proportion of fixed versus floating rate debt, based on current and projected market conditions. At December 31, 2012, we did not have any T-Locks outstanding.

We have interest rate swap agreements that effectively convert the interest rate on our 3.2 percent $350 million senior notes due November 1, 2015 to a variable rate. These swap agreements call for us to receive interest at a fixed rate (3.2 percent) and to pay interest at a variable rate based on the six-month US dollar LIBOR rate plus a spread. We have designated these interest rate swap agreements as hedges of the changes in fair value of the underlying debt obligation attributable to changes in interest rates and account for them as fair value hedges. The fair value of these interest rate swap agreements approximated $20 million at December 31, 2012 and is reflected in the Consolidated Balance Sheet within non-current assets, with an offsetting amount recorded in long-term debt to adjust the carrying amount of the hedged debt obligation.

At December 31, 2012, our accumulated other comprehensive loss account included $10 million of losses (net of tax of $6 million) related to settled Treasury Lock agreements. These deferred losses are being amortized to financing costs over the terms of the senior notes with which they are associated. It is anticipated that $2 million of these losses (net of tax of $1 million) will be reclassified into earnings during the next twelve months.

Contractual Obligations and Off Balance Sheet Arrangements
The table below summarizes our significant contractual obligations as of December 31, 2012. Information included in the table is cross-referenced to the notes to the consolidated financial statements elsewhere in this report, as applicable.

In millions

		Payments due by period				
Contractual Obligations	Note Reference	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years
Long-term debt	**6**	**$1,700**	**$ –**	**$350**	**$500**	**$ 850**
Interest on long-term debt	**6**	**764**	**75**	**150**	**133**	**406**
Operating lease obligations	**7**	**185**	**41**	**63**	**43**	**38**
Pension and other postretirement obligations	**9**	**223**	**28**	**5**	**6**	**184**
Purchase obligations[a]		**1,182**	**250**	**216**	**180**	**536**
Total		**$4,054**	**$394**	**$784**	**$862**	**$2,014**

[a] The purchase obligations relate principally to power supply agreements, including take or pay energy supply contracts, which help to provide us with an adequate power supply at certain of our facilities.
[b] The above table does not reflect unrecognized income tax benefits of $37 million, the timing of which is uncertain. See Note 8 of the notes to the consolidated financial statements for additional information with respect to unrecognized income tax benefits.

On January 20, 2006, Ingredion Brasil Ingredientes Industriais Ltda. ("Ingredion Brazil") entered into a Natural Gas Purchase and Sale Agreement (the "Agreement") with Companhia de Gas de Sao Paulo – Comgas ("Comgas"). Pursuant to the terms of the Agreement, Comgas supplies natural gas to the cogeneration facility at Ingredion Brazil's Mogi Guacu plant. This Agreement will expire on March 31, 2023, unless extended or terminated under certain conditions specified in the Agreement. During the term of the Agreement, Ingredion Brazil is obligated to purchase from Comgas, and Comgas is obligated to provide to Ingredion Brazil, certain minimum quantities of natural gas that are specified in the Agreement. The price for such quantities of natural gas is determined pursuant to a formula set forth in the Agreement. The price may vary based upon gas commodity cost and transportation costs, which are adjusted annually; the distribution margin which is set by the Brazilian Commission of Public Energy Services; and the fluctuation of exchange rates between the US dollar and the Brazilian real. We estimate that the total minimum expenditures by Ingredion Brazil through the remaining term of the Agreement will be approximately $195 million based on current exchange rates as of December 31, 2012 and estimates regarding the application of the formula set forth in the Agreement, spread evenly over the remaining term of the Agreement. These amounts are included in the purchase obligations disclosed in the table above. See also Note 10 of the notes to the consolidated financial statements for additional information.

We currently anticipate that in 2013 we will make cash contributions of $12 million and $14 million to our US and non-US pension plans, respectively. See Note 9 of the notes to the consolidated financial statements for further information with respect to our pension and postretirement benefit plans.

Key Financial Performance Metrics

We use certain key financial metrics to monitor our progress towards achieving our long-term strategic business objectives. These metrics relate to our return on capital employed, our financial leverage, and our management of working capital, each of which is tracked on an ongoing basis. We assess whether we are achieving an adequate return on invested capital by measuring our "Return on Capital Employed" ("ROCE") against our cost of capital. We monitor our financial leverage by regularly reviewing our ratio of net debt to adjusted earnings before interest, taxes, depreciation and amortization ("Net Debt to Adjusted EBITDA") and our "Net Debt to Capitalization" percentage to assure that we are properly financed. We assess our level of working capital investment by evaluating our "Operating Working Capital as a percentage of Net Sales." We believe these metrics provide valuable managerial information to help us run our business and is useful to investors.

The metrics below include certain information (including Capital Employed, Adjusted Operating Income, Adjusted EBITDA, Net Debt, Adjusted Current Assets, Adjusted Current Liabilities and Operating Working Capital) that is not calculated in accordance with Generally Accepted Accounting Principles ("GAAP"). Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide a more meaningful, consistent comparison of our operating results and trends for the periods presented. These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP and reflect an additional way of viewing aspects of our operations that, when viewed with our GAAP results, provide a more complete understanding of factors and trends affecting our business. These non-GAAP measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with generally accepted accounting principles.

Non-GAAP financial measures are not prepared in accordance with GAAP; therefore, the information is not necessarily comparable to other companies. A reconciliation of non-GAAP historical financial measures to the most comparable GAAP measure is provided in the tables below.

Our calculations of these key financial metrics for 2012 with comparisons to the prior year are as follows:

Return on Capital Employed

Dollars in millions	2012	2011
Total equity*	**$2,133**	**$2,001**
Add:		
Cumulative translation adjustment*	**306**	**180**
Share-based payments subject to redemption*	**15**	**9**
Total debt*	**1,949**	**1,769**
Less:		
Cash and cash equivalents*	**(401)**	**(302)**
Capital employed* (a)	**$4,002**	**$3,657**
Operating income	**$ 668**	**$ 671**
Adjusted for:		
NAFTA award	**–**	**(58)**
Gain from change in benefit plans	**(5)**	**(30)**
Gain from sale of land	**(2)**	**–**
Integration costs	**4**	**31**
Restructuring/impairment charges	**36**	**10**
Adjusted operating income	**$ 701**	**$ 624**
Income taxes (at effective tax rates of 30.4% in 2012 and 31.9% in 2011)**	**(213)**	**(199)**
Adjusted operating income, net of tax (b)	**$ 488**	**$ 425**
Return on capital employed (b÷a)	**12.2 %**	**11.6%**

* Balance sheet amounts used in computing capital employed represent beginning of period balances.

** The effective income tax rate for 2012 and 2011 exclude the impacts of impairment and restructuring charges, the reversal of the Korea deferred tax asset valuation allowance, integration costs, and the NAFTA award. Including these charges, the Company's effective income tax rate for 2012 and 2011 were 27.8 percent and 28.7 percent, respectively. Listed below is a schedule that reconciles our effective income tax rates under US GAAP to the adjusted income tax rates.

Dollars in millions	Income before Income Taxes (a)		Provision for Income Taxes (b)		Effective Income Tax Rate (b÷a)	
	2012	2011	2012	2011	2012	2011
As reported	**$601**	**$593**	**$167**	**$170**	**27.8%**	**28.7%**
Add back (deduct):						
NAFTA award	**–**	**(58)**	**–**	**–**		
Integration costs	**4**	**31**	**2**	**10**		
Reversal of Korea deferred tax asset valuation allowance	**–**	**–**	**13**	**–**		
Restructuring/ impairment charges	**36**	**10**	**13**	**4**		
Adjusted-non-GAAP	**$641**	**$576**	**$195**	**$184**	**30.4%**	**31.9%**

Net Debt to Adjusted EBITDA Ratio

Dollars in millions	2012	2011
Short-term debt	**$ 76**	**$ 148**
Long-term debt	**1,724**	**1,801**
Less: Cash and cash equivalents	**(609)**	**(401)**
Short term investments	**(19)**	**-**
Total net debt (a)	**$1,172**	**$1,548**
Net income attributable to Ingredion	**$ 428**	**$ 416**
Add back (deduct):		
NAFTA award	**-**	**(58)**
Gain from change in benefit plans	**(5)**	**(30)**
Gain from land sale	**(2)**	**-**
Integration costs	**4**	**31**
Restructuring/impairment charges*	**25**	**-**
Net income attributable to non-controlling interest	**6**	**7**
Provision for income taxes	**167**	**170**
Financing costs, net of interest income of $10 and $5, respectively	**67**	**78**
Depreciation and amortization	**211**	**211**
Adjusted EBITDA (b)	**$ 901**	**$ 825**
Net debt to adjusted EBITDA ratio (a÷b)	**1.3**	**1.9**

* Excludes depreciation related to North American manufacturing optimization plan.

Net Debt to Capitalization Percentage

Dollars in millions	2012	2011
Short-term debt	**$ 76**	**$ 148**
Long-term debt	**1,724**	**1,801**
Less: Cash and cash equivalents	**(609)**	**(401)**
Short term investments	**(19)**	**-**
Total net debt (a)	**$1,172**	**$1,548**
Deferred income tax liabilities	**$160**	**$ 199**
Share-based payments subject to redemption	**19**	**15**
Total equity	**2,459**	**2,133**
Total capital	**$2,638**	**$2,347**
Total net debt and capital (b)	**$3,810**	**$3,895**
Net debt to capitalization percentage (a÷b)	**30.8%**	**39.7%**

Operating Working Capital as a Percentage of Net Sales

Dollars in millions	2012	2011
Current assets	**$2,360**	**$2,102**
Less: Cash and cash equivalents	**(609)**	**(401)**
Short term investments	**(19)**	**-**
Deferred income tax assets	**(65)**	**(71)**
Adjusted current assets	**$1,667**	**$1,630**
Current liabilities	**$ 933**	**$ 926**
Less: Short-term debt	**(76)**	**(148)**
Deferred income tax liabilities	**(2)**	**-**
Adjusted current liabilities	**$ 855**	**$ 778**
Operating working capital (a)	**$ 812**	**$ 852**
Net sales (b)	**$6,532**	**$6,219**
Operating working capital as a percentage of net sales (a÷b)	**12.4%**	**13.7%**

Commentary on Key Financial Performance Metrics

In accordance with our long-term objectives, we set certain goals relating to these key financial performance metrics that we strive to meet. At December 31, 2012, we had achieved our established targets. However, no assurance can be given that we will continue to meet our financial performance metric targets. See Item 1A "Risk Factors" and Item 7A "Quantitative and Qualitative Disclosures About Market Risk." The objectives set out below reflect our current aspirations in light of our present plans and existing circumstances. We may change these objectives from time to time in the future to address new opportunities or changing circumstances as appropriate to meet our long-term needs and those of our shareholders.

Return on Capital Employed Our long-term goal is to achieve a Return on Capital Employed (ROCE) in excess of 8.5 percent. In determining this performance metric, the negative cumulative translation adjustment is added back to total equity to calculate returns based on the Company's original investment costs. Our ROCE for 2012 grew to 12.2 percent from 11.6 percent in 2011, as our adjusted operating income growth more than offset a higher capital employed base. Our effective income tax rate for 2012, excluding the impact of the reversal of the Korea deferred tax asset valuation allowance, restructuring charges and integration costs, was 30.4 percent, down from 31.9 percent in 2011, excluding the impact of the NAFTA award, integration costs and restructuring charges.

Net Debt to Adjusted EBITDA Ratio Our long-term objective is to maintain a ratio of net debt to adjusted EBITDA of less than 2.25. Driven by our strong earnings growth, this ratio declined to 1.3 at December 31, 2012, from 1.9 at December 31, 2011.

Net Debt to Capitalization Percentage Our long-term goal is to maintain a Net Debt to Capitalization percentage in the range of 32 to 35 percent. At December 31, 2012, our Net Debt to Capitalization percentage was 30.8 percent, down from 39.7 percent a year ago, primarily reflecting a 24 percent reduction in total net debt and a higher capital base driven by our earnings growth.

Operating Working Capital as a Percentage of Net Sales Our long-term goal is to maintain operating working capital in a range of 12 to 14 percent of our net sales. At December 31, 2012, the metric was 12.4 percent, down from the 13.7 percent of a year ago. The decrease in the metric reflects our sales growth and improved working capital position.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates under different assumptions and conditions.

We have identified below the most critical accounting policies upon which the financial statements are based and that involve our most complex and subjective decisions and assessments. Our senior management has discussed the development, selection and disclosure of these policies with members of the Audit Committee of our Board of Directors. These accounting policies are provided in the notes to the consolidated financial statements. The discussion that follows should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K.

Long-lived Assets We have substantial investments in property, plant and equipment and definite-lived intangible assets. For property, plant and equipment, we recognize the cost of depreciable assets in operations over the estimated useful life of the assets and evaluate the recoverability of these assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. For definite-lived intangible assets, we recognize the cost of these amortizable assets in operations over their estimated useful life and evaluate the recoverability of the assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

In assessing the recoverability of the carrying value of property, plant and equipment and definite-lived intangible assets, we may have to make projections regarding future cash flows. In developing these projections, we make a variety of important assumptions and estimates that have a significant impact on our assessments of whether the carrying values of property, plant and equipment and definite-lived intangible assets should be adjusted to reflect impairment. Among these are assumptions and estimates about the future growth and profitability of the related business unit, anticipated future economic, regulatory and political conditions in the business unit's market, the appropriate discount rates relative to the risk profile of the unit or assets being evaluated and estimates of terminal or disposal values.

In 2012, we decided to restructure our business operations in Kenya and close our manufacturing plant in the country. As part of that decision, we recorded a $20 million restructuring charge, which included fixed asset impairment charges of $6 million to write down the carrying amount of certain assets to their estimated fair values.

As part of our ongoing strategic optimization, in the third quarter of 2012, we decided to exit our investment in Shouguang Golden Far East Modified Starch Co., Ltd ("GFEMS"), a non wholly-owned consolidated subsidiary in China. In conjunction with that decision, we recorded a $4 million impairment charge to reduce the carrying value of GFEMS to its estimated net realizable value. We also recorded a $1 million charge for impaired assets in Colombia in the third quarter of 2012.

In addition, as part of a manufacturing optimization program developed in conjunction with the acquisition of National Starch to improve profitability, we completed a plan in October 2012 that will optimize our production capabilities at certain of our North American facilities. As a result, we recorded restructuring charges to write-off certain equipment by the plan completion date. For the year ended December 31, 2012, we recorded charges of $11 million of which $10 million represented accelerated depreciation on the equipment.

Through our continual assessment to optimize our operations, we address whether there is a need for additional consolidation of manufacturing facilities or to redeploy assets to areas where we can expect to achieve a higher return on our investment. This review may result in the closing or selling of certain of our manufacturing facilities. The closing or selling of any of the facilities could have a significant negative impact on the results of operations in the year that the closing or selling of a facility occurs.

Even though it was determined that there was no additional long-lived asset impairment as of December 31, 2012, the future occurrence of a potential indicator of impairment, such as a significant adverse change in the business climate that would require a change in our assumptions or strategic decisions made in response to economic or competitive conditions, could require us to perform tests of recoverability in the future.

Goodwill and Indefinite-Lived Intangible Assets Our methodology for allocating the purchase price of acquisitions is based on established valuation techniques that reflect the consideration of a number of factors, including valuations performed by third-party appraisers when appropriate. Goodwill is measured as the excess of the cost of an acquired entity over the fair value assigned to identifiable assets acquired and liabilities assumed. We have identified several reporting units for which cash flows are determinable and to which goodwill may be allocated. Goodwill is either assigned to a specific reporting unit or allocated between reporting units based on the relative excess fair value of each reporting unit. In addition, we have certain indefinite-lived intangible assets in the form of trade names and trademarks, the majority of which were acquired through the National Starch acquisition in 2010. The carrying value of goodwill and indefinite-lived intangible assets at December 31, 2012 was $557 million and $132 million, respectively.

We perform our goodwill and indefinite-lived intangible asset impairment tests annually as of October 1, or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

In performing our annual impairment test for goodwill as of October 1, management made certain estimates and judgments, including the identification of reporting units and determination of fair values for each reporting unit, which management estimates using both discounted cash flow analysis and an analysis of market multiples. Significant assumptions used in the determination of fair value for each reporting unit include estimates for discount and long-term net sales growth rates, in addition to operating and capital expenditure requirements. We considered significant changes in discount rates for each reporting unit based on current market interest rates and specific risk factors within each geographic region. We also evaluated qualitative factors, such as legal, regulatory, or competitive forces, in estimating the impact to the fair value of each reporting unit noting no significant changes that would result in any reporting unit failing the Step One impairment test. Changes in assumptions concerning projected results or other underlying assumptions could have a significant impact on the fair value of the reporting units in the future. Based on the results of our assessment as of October 1, 2012, we concluded it was more likely than not that the fair value of all reporting units was greater than their carrying value.

In performing the qualitative annual impairment assessment for indefinite-lived intangible assets, we considered various factors in determining if it was more likely than not that the fair value of these indefinite-lived intangible assets was greater than their carrying value. We evaluated net sales attributable to these intangible assets as compared to original projections and evaluated future projections of net sales related to these assets. In addition, we considered market and industry conditions in the reporting units in which these intangible assets are allocated noting no significant changes that would result in a failed Step One. Based on the results of this qualitative assessment as of October 1, 2012, we concluded that it was more likely than not that the fair value of these indefinite-lived intangible assets was greater than their carrying value.

Income Taxes We use the asset and liability method of accounting for income taxes. This method recognizes the expected future tax consequences of temporary differences between book and tax bases of assets and liabilities and provides a valuation allowance when deferred tax assets are not more likely than not to be realized. We have considered forecasted earnings, future taxable income, the mix of earnings in the jurisdictions in which we operate and prudent and feasible tax planning strategies in determining the need for a valuation allowance. In the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, we would increase the valuation allowance and make a corresponding charge to earnings in the period in which we make such determination. Likewise, if we later determine that we are more likely than not to realize the net deferred tax assets, we would reverse the applicable portion of the previously provided valuation allowance. At December 31, 2012, we maintain valuation allowances of $9 million against approximately $6 million of foreign operating loss carryforwards, $2 million of state loss carryforwards and $1 million of US capital loss carryforward that management has determined will more likely than not expire prior to realization. During 2012, valuation allowances were reduced from $23 million to $9 million. The December 31, 2011 valuation allowance on our Korean subsidiary of $15 million was reversed because we consider it more likely than not the net deferred tax assets are realizable. In addition, we have impaired virtually all the assets of our Kenyan subsidiary and ceased conducting business in the ordinary course. Because the net deferred tax assets no longer exist, the $3 million valuation allowance reported in December 31, 2011 has also been reversed. The remaining $4 million of change consists of the capital loss and other immaterial amounts.

We are regularly audited by various taxing authorities, and sometimes these audits result in proposed assessments where the ultimate resolution may result in us owing additional taxes. We establish reserves when, despite our belief that our tax return positions are appropriate and supportable under local tax law, we believe there is uncertainty with respect to certain positions and we may not succeed in realizing the tax benefit. We evaluate these unrecognized tax benefits and related reserves each quarter and adjust the reserves and the related interest and penalties in light of changing facts and circumstances regarding the probability of realizing tax benefits, such as the settlement of a tax audit or the expiration of a statute of limitations. We believe the estimates and assumptions used to support our evaluation of tax benefit realization are reasonable. However, final determinations of prior-year tax liabilities, either by settlement with tax authorities or expiration of statutes of limitations, could be materially different than estimates reflected in assets and liabilities and historical income tax provisions. The outcome of these final determinations could have a material effect on our income tax provision, net income, or cash flows in the period in which that determination is made. We believe our tax positions comply with applicable tax law and that we have adequately provided for any known tax contingencies.

No taxes have been provided on undistributed foreign earnings that are planned to be indefinitely reinvested. If future events, including changes in tax law, material changes in estimates of cash, working capital and long-term investment requirements, necessitate that these earnings be distributed, an additional provision for withholding taxes may apply, which could materially affect our future effective tax rate.

Retirement Benefits We sponsor non-contributory defined benefit plans covering substantially all employees in the United States and Canada, and certain employees in other foreign countries. We also provide healthcare and life insurance benefits for retired employees in the United States, Canada, and Brazil. In order to measure the expense and obligations associated with these benefits, our management must make a variety of estimates and assumptions including discount rates, expected long-term rates of return, rate of compensation increases, employee turnover rates, retirement rates, mortality rates, and other factors. We review our actuarial assumptions on an annual basis as of December 31 (or more frequently if a significant event requiring remeasurement occurs) and modify our assumptions based on current rates and trends when it is appropriate to do so. The effects of modifications are recognized immediately on the balance sheet, but are generally amortized into operating earnings over future periods, with the deferred amount recorded in accumulated other comprehensive loss. We believe the assumptions utilized in recording our obligations under our plans are reasonable and based on experience, market conditions, and input from our actuaries. We use third-party specialists to assist management in evaluating our assumptions and estimates, as well as to appropriately measure the costs and obligations associated with our retirement benefit plans. Had we used different estimates and assumptions with respect to these plans, our retirement benefit obligations and related expense could vary from the actual amounts recorded, and such differences could be material. Additionally, adverse changes in investment returns earned on pension assets and discount rates used to calculate pension and related liabilities or changes in required funding levels may have an unfavorable impact on future expense and cash flow. Net periodic pension and postretirement benefit cost for all of our plans was $24 million in 2012 and $20 million in 2011.

We determine our assumption for the discount rate used to measure year-end pension and postretirement obligations based on high quality fixed income investments that match the duration of the expected benefit payments, which has been benchmarked using a long term, high quality AA corporate bond index. The weighted average discount rate used to determine our obligations under US pension plans for December 31, 2012 and 2011 were 3.60 percent and 4.50 percent, respectively. The weighted average discount rate used to determine our obligations under non-US pension plans for December 31, 2012 and 2011 were 4.85 percent and 5.68 percent, respectively. The weighted average discount rate used to determine our obligations under our postretirement plans for December 31, 2012 and 2011 were 5.44 percent and 6.23 percent, respectively.

A one-percentage point decrease in the discount rates at December 31, 2012 would have increased the accumulated benefit obligation and projected benefit obligation by the following amounts:

In millions	
US Pension Plans	
Accumulated benefit obligation	**$38**
Projected benefit obligation	**$39**
Non-US Pension Plans	
Accumulated benefit obligation	**$32**
Projected benefit obligation	**$42**
Postretirement Plans	
Accumulated benefit obligation	**$13**

The Company's investment policy for its pension plans is to balance risk and return through diversified portfolios of passively-managed equity index instruments, fixed income index securities, and short-term investments. Maturities for fixed income securities are managed such that sufficient liquidity exists to meet near-term benefit payment obligations. The asset allocation is reviewed regularly and portfolio investments are rebalanced to the targeted allocation when considered appropriate. We have assumed an expected long-term rate of return on assets of 7.25 percent for US plans and 6.50 percent for Canadian plans. In developing the expected long-term rate of return assumption on plan assets, which consist mainly of US and Canadian equity and debt securities, management evaluated historical rates of return achieved on plan assets and the asset allocation of the plans, input from our independent actuaries and investment consultants, and historical trends in long-term inflation rates. Projected return estimates made by such consultants are based upon broad equity and bond indices. We also maintain several funded pension plans in other international locations. The expected returns on plan assets are determined based on each plan's investment approach and asset allocations.

Health care cost trend rates are used in valuing our postretirement benefit obligations and are established based upon actual health care cost trends and consultation with actuaries and benefit providers. At December 31, 2012, the health care trend rate assumption for the US, Canada and Brazil plans were 7.10 percent, 7.35 percent and 7.74 percent, respectively.

The sensitivities of service cost and interest cost and year-end benefit obligations to changes in health care trend rates for the postretirement benefit plans as of December 31, 2012 are as follows:

In millions	2012
One-percentage point increase in trend rates:	
Increase in service cost and interest cost components	**$ 1**
Increase in year-end benefit obligations	**$11**
One-percentage point decrease in trend rates:	
Decrease in service cost and interest cost components	**$ (1)**
Decrease in year-end benefit obligations	**$ (9)**

See also Note 9 of the notes to the consolidated financial statements for more information related to our benefit plans.

New Accounting Standards

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. This Update requires an entity to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The guidance in this Update is effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. We are assessing the requirements of this Update and will comply with the guidance it contains in the first quarter of 2013. We do not expect that the adoption of the guidance contained in this Update will have a material impact on our Consolidated Financial Statements.

In February 2013, the FASB issued ASU No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This Update does not change the current requirements for reporting net income or other comprehensive income in financial statements; however, it requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income for only amounts reclassified in their entirety in the same reporting period. This guidance is effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. We are assessing the requirements of this Update and will comply with the guidance it contains in the first quarter of 2013. We do not expect that the adoption of the guidance contained in this Update will have a material impact on our Consolidated Financial Statements.

Forward Looking Statements

This Form 10-K contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends these forward-looking statements to be covered by the safe harbor provisions for such statements. These statements include, among other things, any statements regarding the Company's prospects or future financial condition, earnings, revenues, tax rates, capital expenditures, expenses or other financial items, any statements concerning the Company's prospects or future operations, including management's plans or strategies and objectives therefor and any assumptions, expectations or beliefs underlying the foregoing. These statements can sometimes be identified by the use of forward looking words such as "may," "will," "should," "anticipate," "believe," "plan," "project," "estimate," "expect," "intend," "continue," "pro forma," "forecast" or other similar expressions or the negative thereof. All statements other than statements of historical facts in this report or referred to in or incorporated by reference into this report are "forward-looking statements." These statements are based on current expectations, but are subject to certain inherent risks and uncertainties, many of which are difficult to predict and are beyond our control. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, stockholders are cautioned that no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations expressed in or implied by these statements, based on various factors, including the effects of global economic conditions, including, particularly, continuation or worsening of the current economic conditions in Europe, and their impact on our sales volumes and pricing of our products, our ability to collect our receivables from customers and our ability to raise funds at reasonable rates; fluctuations in worldwide markets for corn and other commodities, and the associated risks of hedging against such fluctuations; fluctuations in the markets and prices for our co-products, particularly corn oil; fluctuations in aggregate industry supply and market demand; the behavior of financial markets, including foreign currency fluctuations and fluctuations in interest and exchange rates; continued volatility and turmoil in the capital markets; the commercial and consumer credit environment; general political, economic, business, market and weather conditions in the various geographic regions and countries in which we buy our raw materials or manufacture or sell our products; future financial performance of major industries which we serve, including, without limitation, the food and beverage, pharmaceuticals, paper, corrugated, textile and brewing industries; energy costs and availability, freight and shipping costs, and changes in regulatory controls regarding quotas, tariffs, duties, taxes and income tax rates; operating difficulties; availability of raw materials, including tapioca and the specific varieties of corn upon which our products are based; energy issues in Pakistan; boiler reliability; our ability to effectively integrate and operate acquired businesses; our ability to achieve budgets and to realize expected synergies; our ability to complete planned maintenance and investment projects successfully and on budget; labor disputes; genetic and biotechnology issues; changing consumption preferences including those relating to high fructose corn syrup; increased competitive and/or customer pressure in the starch processing industry; and the outbreak or continuation of serious communicable disease or hostilities including acts of terrorism. Our forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement as a result of new information or future events or developments. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections. For a further description of these and other risks, see Item 1A-Risk Factors above and subsequent reports on Forms 10-Q or 8-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Exposure We are exposed to interest rate risk on our variable-rate debt and price risk on our fixed-rate date. As of December 31, 2012, approximately 76 percent or $1.4 billion of our borrowings are fixed rate debt and the remaining 24 percent or approximately $0.4 billion of our debt is subject to changes in short-term rates, which could affect our interest costs. We assess market risk based on changes in interest rates utilizing a sensitivity analysis that measures the potential change in earnings, fair values and cash flows based on a hypothetical 1 percentage point change in interest rates at December 31, 2012. A hypothetical increase of 1 percentage point in the weighted average floating interest rate would increase our interest expense by approximately $4 million. See also Note 6 of the notes to the consolidated financial statements entitled "Financing Arrangements" for further information.

At December 31, 2012 and 2011, the carrying and fair values of long-term debt were as follows:

	2012		2011	
In millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
4.625% senior notes, due November 1, 2020	**$ 399**	**$ 448**	**$ 399**	**$ 422**
3.2% senior notes, due November 1, 2015	**350**	**368**	**350**	**360**
1.8% senior notes, due September 25, 2017	**298**	**300**	**–**	**–**
6.625% senior notes, due April 15, 2037	**257**	**315**	**257**	**297**
6.0% senior notes, due April 15, 2017	**200**	**227**	**200**	**222**
5.62% senior notes, due March 25, 2020	**200**	**236**	**200**	**225**
US revolving credit facility, due October 22, 2017	**–**	**–**	**376**	**376**
Fair value adjustment related to hedged fixed rate debt	**20**	**20**	**19**	**19**
Total long-term debt	**$1,724**	**$1,914**	**$1,801**	**$1,921**

A hypothetical change of 1 percentage point in interest rates would change the fair value of our fixed rate debt at December 31, 2012 by approximately $119 million. Since we have no current plans to repurchase our outstanding fixed-rate instruments before their maturities, the impact of market interest rate fluctuations on our long-term debt is not expected to have an affect on our consolidated financial statements.

In anticipation of our 2010 issuance of the $350 million 3.2 percent senior notes due November 1, 2015 (the "2015 Notes") and the $400 million 4.625 percent senior notes due November 1, 2020 (the "2020 Notes"), we entered into T-Lock agreements with respect to $300 million of the 2015 Notes and $300 million of the 2020 Notes (the "T-Locks"). The T-Locks were designated as hedges of the variability in cash flows associated with future interest payments caused by market fluctuations in the benchmark interest rate between the time the T-Locks were entered into and the time the debt was priced. The T-Locks are accounted for as cash flow hedges. The T-Locks were terminated on September 15, 2010 and we paid approximately $15 million, representing the losses on the T-Locks, to settle the agreements. The losses are included in AOCI and are being amortized to financing costs over the terms of the 2015 and 2020 Notes.

On March 25, 2011, we entered into interest rate swap agreements that effectively convert the interest rate on our 2015 Notes to a variable rate. These swap agreements call for us to receive interest at a fixed rate (3.2 percent) and to pay interest at a variable rate based on the six-month US dollar LIBOR rate plus a spread. We have designated these interest rate swap agreements as hedges of the changes in fair value of the underlying debt obligation attributable to changes in interest rates and account for them as fair value hedges. The fair value of these interest rate swap agreements approximated $20 million at December 31, 2012 and is reflected in the Consolidated Balance Sheet within non-current assets, with an offsetting amount recorded in long-term debt to adjust the carrying amount of the hedged debt obligation.

Raw Material and Energy Costs Our finished products are made primarily from corn. In North America, we sell a large portion of finished products at firm prices established in supply contracts typically lasting for periods of up to one year. In order to minimize the effect of volatility in the cost of corn related to these firm-priced supply contracts, we enter into corn futures contracts, or take other hedging positions in the corn futures market. These contracts typically mature within one year. At expiration, we settle the derivative contracts at a net amount equal to the difference between the then-current price of corn and the futures contract price. While these hedging instruments are subject to fluctuations in value, changes in the value of the underlying exposures we are hedging generally offset such fluctuations. While the corn futures contracts or other hedging positions are intended to minimize the volatility of corn costs on operating profits, occasionally the hedging activity can result in losses, some of which may be material. Outside of North America, sales of finished products under long-term, firm-priced supply contracts are not material.

Energy costs represent approximately 10 percent of our operating costs. The primary use of energy is to create steam in the production process and to dry product. We consume coal, natural gas, electricity, wood and fuel oil to generate energy. The market prices for these commodities vary depending on supply and demand, world economies and other factors. We purchase these commodities based on our anticipated usage and the future outlook for these costs. We cannot assure that we will be able to purchase these commodities at prices that we can adequately pass on to customers to sustain or increase profitability. We use derivative financial instruments, such as over-the-counter natural gas swaps, to hedge portions of our natural gas costs, primarily in our North American operations.

Our commodity price hedging instruments generally relate to contracted firm-priced business. At December 31, 2012, we had outstanding futures and option contracts that hedged approximately 97 million bushels of forecasted corn purchases. Also at December 31, 2012, we had outstanding swap and option contracts that hedged approximately 18 million mmbtu's of forecasted natural gas purchases. Based on our overall commodity hedge position at December 31, 2012, a hypothetical 10 percent decline in market prices applied to the fair value of the instruments would result in a charge to other comprehensive income of approximately $44 million, net of income tax benefit. It should be noted that any change in the fair value of the contracts, real or hypothetical, would be substantially offset by an inverse change in the value of the underlying hedged item.

Foreign Currencies Due to our global operations, we are exposed to fluctuations in foreign currency exchange rates. As a result, we have exposure to translational foreign exchange risk when our foreign operation results are translated to USD and to transactional foreign exchange risk when transactions not denominated in the functional currency of the operating unit are revalued. We selectively use derivative instruments such as forward contracts, currency swaps and options to manage transactional foreign exchange risk. Based on our overall foreign currency transactional exposure at December 31, 2012, a hypothetical 10 percent decline in the value of the USD would have resulted in a transactional foreign exchange gain of approximately $1 million. At December 31, 2012, our accumulated other comprehensive loss account included in the equity section of our consolidated balance sheet includes a cumulative translation loss of $335 million. The aggregate net assets of our foreign subsidiaries where the local currency is the functional currency approximated $1.5 billion at December 31, 2012. A hypothetical 10 percent decline in the value of the US dollar relative to foreign currencies would have resulted in a reduction to our cumulative translation loss and a credit to other comprehensive income of approximately $170 million.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Ingredion Incorporated:

We have audited the accompanying consolidated balance sheets of Ingredion Incorporated and subsidiaries (formerly known as Corn Products International, Inc.) (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity and redeemable equity, and cash flows for each of the years in the three-year period ended December 31, 2012. We also have audited the Company's internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ingredion Incorporated and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG LLP
Chicago, Illinois
February 27, 2013

Consolidated Statements of Income

In millions, except per share amounts Years ended December 31,	2012	2011	2010
Net sales before shipping and handling costs	**$6,868**	**$6,544**	**$4,632**
Less – shipping and handling costs	**336**	**325**	**265**
Net sales	**6,532**	**6,219**	**4,367**
Cost of sales	**5,294**	**5,093**	**3,643**
Gross profit	**1,238**	**1,126**	**724**
Selling, general and administrative expenses	**556**	**543**	**370**
Other (income) – net	**(22)**	**(98)**	**(10)**
Restructuring/impairment charges	**36**	**10**	**25**
	570	**455**	**385**
Operating income	**668**	**671**	**339**
Financing costs – net	**67**	**78**	**64**
Income before income taxes	**601**	**593**	**275**
Provision for income taxes	**167**	**170**	**99**
Net income	**434**	**423**	**176**
Less: Net income attributable to non-controlling interests	**6**	**7**	**7**
Net income attributable to Ingredion	**$ 428**	**$ 416**	**$ 169**
Weighted average common shares outstanding:			
Basic	**76.5**	**76.4**	**75.6**
Diluted	**78.2**	**78.2**	**76.8**
Earnings per common share of Ingredion:			
Basic	**$ 5.59**	**$ 5.44**	**$ 2.24**
Diluted	**5.47**	**5.32**	**2.20**

See notes to the consolidated financial statements.

Consolidated Statements of Comprehensive Income

In millions — Years ended December 31,	2012	2011	2010
Net income	**$434**	**$ 423**	**$176**
Other comprehensive income:			
Gains on cash flow hedges, net of income tax effect of $25, $19 and $12, respectively	**43**	**29**	**20**
Reclassification adjustment for (gains) losses on cash flow hedges included in net income, net of income tax effect of $15, $61 and $34, respectively	**(25)**	**(105)**	**54**
Actuarial loss on pension and other postretirement obligations, settlements and plan amendments, net of income tax effect of $27, $4 and $4, respectively	**(56)**	**(10)**	**(7)**
Losses (gains) related to pension and other postretirement obligations reclassified to earnings, net of income tax effect of $2, $5 and $2, respectively	**5**	**(11)**	**3**
Currency translation adjustment	**(29)**	**(126)**	**48**
Comprehensive income	**$372**	**$ 200**	**$294**
Less: Comprehensive income attributable to non-controlling interests	**6**	**7**	**7**
Comprehensive income attributable to Ingredion	**$366**	**$ 193**	**$287**

See notes to the consolidated financial statements.

Consolidated Balance Sheets

In millions, except share and per share amounts	As of December 31,	2012	2011
Assets			
Current assets			
Cash and cash equivalents		**$ 609**	**$ 401**
Short-term investments		**19**	**–**
Accounts receivable – net		**814**	**837**
Inventories		**834**	**769**
Prepaid expenses		**19**	**24**
Deferred income tax assets		**65**	**71**
Total current assets		**2,360**	**2,102**
Property, plant and equipment, at cost			
Land		**175**	**172**
Buildings		**698**	**656**
Machinery and equipment		**4,035**	**3,882**
		4,908	**4,710**
Less: accumulated depreciation		**(2,715)**	**(2,554)**
		2,193	**2,156**
Goodwill		**557**	**562**
Other intangible assets (less accumulated amortization of $35 and $20, respectively)		**329**	**347**
Deferred income tax assets		**21**	**19**
Investments		**10**	**10**
Other assets		**122**	**121**
Total assets		**$ 5,592**	**$ 5,317**
Liabilities and equity			
Current liabilities			
Short-term borrowings and current portion of long-term debt		**$ 76**	**$ 148**
Deferred income taxes		**2**	**–**
Accounts payable		**590**	**529**
Accrued liabilities		**265**	**249**
Total current liabilities		**933**	**926**
Non-current liabilities		**297**	**243**
Long-term debt		**1,724**	**1,801**
Deferred income taxes		**160**	**199**
Share-based payments subject to redemption		**19**	**15**
Ingredion stockholders' equity			
Preferred stock – authorized 25,000,000 shares – $0.01 par value, none issued		**–**	**–**
Common stock – authorized 200,000,000 shares – $0.01 par value, 77,141,691 and 76,821,553 issued at December 31, 2012 and 2011, respectively		**1**	**1**
Additional paid-in capital		**1,148**	**1,146**
Less: Treasury stock (common stock; 109,768 and 938,666 shares at December 31, 2012 and 2011, respectively) at cost		**(6)**	**(42)**
Accumulated other comprehensive loss		**(475)**	**(413)**
Retained earnings		**1,769**	**1,412**
Total Ingredion stockholders' equity		**2,437**	**2,104**
Non-controlling interests		**22**	**29**
Total equity		**2,459**	**2,133**
Total liabilities and equity		**$ 5,592**	**$ 5,317**

See notes to the consolidated financial statements.

Consolidated Statements of Equity and Redeemable Equity

In millions	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Redeemable Common Stock	Share-based Payments Subject to Redemption
	Equity							
Balance, December 31, 2009	**$1**	**$1,082**	**$(13)**	**$(308)**	**$ 919**	**$23**	**$ 14**	**$ 8**
Net income attributable to Ingredion					169			
Net income attributable to non-controlling interests						7		
Dividends declared					(42)	(3)		
Gains on cash flow hedges, net of income tax effect of $12				20				
Amount of losses on cash flow hedges reclassified to earnings, net of income tax effect of $34				54				
Repurchases of common stock			(5)					
Issuance of common stock on exercise of stock options		5	17					
Stock option expense		6						
Other share-based compensation		6						1
Excess tax benefit on share-based compensation		6						
Currency translation adjustment				48				
Expiration of put option		14					(14)	
Actuarial loss on postretirement obligations, settlements and plan amendments, net of income tax of $4				(7)				
Losses related to postretirement obligations reclassified to earnings, net of income tax of $2				3				
Other						(1)		
Balance, December 31, 2010	**$1**	**$1,119**	**$ (1)**	**$(190)**	**$1,046**	**$26**	**$ –**	**$ 9**
Net income attributable to Ingredion					416			
Net income attributable to non-controlling interests						7		
Dividends declared					(50)	(4)		
Gains on cash flow hedges, net of income tax effect of $19				29				
Amount of gains on cash flow hedges reclassified to earnings, net of income tax effect of $61				(105)				
Repurchases of common stock			(48)					
Issuance of common stock on exercise of stock options		11	7					
Stock option expense		6						
Other share-based compensation		4						6
Excess tax benefit on share-based compensation		6						
Currency translation adjustment				(126)				
Actuarial loss on postretirement obligations, settlements and plan amendments, net of income tax of $4				(10)				
Gains related to postretirement obligations reclassified to earnings, net of income tax of $5				(11)				
Balance, December 31, 2011	**$1**	**$1,146**	**$(42)**	**$(413)**	**$1,412**	**$29**	**$ –**	**$15**
Net income attributable to Ingredion					428			
Net income attributable to non-controlling interests						6		
Dividends declared					(71)	(4)		
Gains on cash flow hedges, net of income tax effect of $25				43				
Amount of gains on cash flow hedges reclassified to earnings, net of income tax effect of $15				(25)				
Repurchases of common stock			(18)					
Issuance of common stock on exercise of stock options		(13)	47					
Stock option expense		7						
Other share-based compensation		(3)	7					4
Excess tax benefit on share-based compensation		11						
Currency translation adjustment				(29)				
Sale of non-controlling interests						(7)		
Actuarial loss on postretirement obligations, settlements and plan amendments, net of income tax of $27				(56)				
Losses related to postretirement obligations reclassified to earnings, net of income tax of $2				5				
Other						(2)		
Balance, December 31, 2012	**$1**	**$1,148**	**$ (6)**	**$(475)**	**$1,769**	**$22**	**$ –**	**$19**

See notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

In millions	Years ended December 31,	2012	2011	2010
Cash provided by operating activities:				
Net income		**$ 434**	**$ 423**	**$ 176**
Non-cash charges (credits) to net income:				
Depreciation and amortization		**211**	**211**	**155**
Deferred income taxes		**(3)**	**18**	**(30)**
Write-off of impaired assets		**24**	**–**	**19**
Gain from change in benefit plans		**(5)**	**(30)**	**–**
Charge for fair value mark-up of acquired inventory		**–**	**–**	**27**
Bridge loan financing cost charge		**–**	**–**	**20**
Changes in working capital:				
Accounts receivable and prepaid expenses		**22**	**(134)**	**(45)**
Inventories		**(69)**	**(149)**	**(51)**
Accounts payable and accrued liabilities		**80**	**27**	**123**
Decrease (increase) in margin accounts		**–**	**(78)**	**18**
Other		**38**	**12**	**(18)**
Cash provided by operating activities		**732**	**300**	**394**
Cash used for investing activities:				
Capital expenditures		**(313)**	**(263)**	**(159)**
Short-term investment		**(18)**	**–**	**–**
Proceeds from disposal of plants and properties		**9**	**3**	**3**
Payments for acquisitions, net of cash acquired of $82 in 2010		**–**	**(15)**	**(1,272)**
Other		**–**	**2**	**–**
Cash used for investing activities		**(322)**	**(273)**	**(1,428)**
Cash provided by (used for) financing activities:				
Payments on debt		**(462)**	**(22)**	**(77)**
Proceeds from borrowings		**312**	**182**	**1,289**
Bridge loan financing costs		**–**	**–**	**(20)**
Debt issuance costs		**(5)**	**–**	**(15)**
Dividends paid (including to non-controlling interests)		**(69)**	**(50)**	**(45)**
Repurchases of common stock		**(18)**	**(48)**	**(5)**
Issuance of common stock		**34**	**18**	**22**
Excess tax benefit on share-based compensation		**11**	**6**	**6**
Cash provided by (used for) financing activities		**(197)**	**86**	**1,155**
Effects of foreign exchange rate changes on cash		**(5)**	**(14)**	**6**
Increase in cash and cash equivalents		**208**	**99**	**127**
Cash and cash equivalents, beginning of period		**401**	**302**	**175**
Cash and cash equivalents, end of period		**$ 609**	**$ 401**	**$ 302**

See notes to the consolidated financial statements.

Note 1. Description of the Business

Ingredion Incorporated (formerly Corn Products International, Inc.) ("the Company") was founded in 1906 and became an independent and public company as of December 31, 1997. The Company manufactures and sells starches and sweeteners derived from the wet milling and processing of corn and other starch-based materials to a wide range of industries, both domestically and internationally.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation The consolidated financial statements consist of the accounts of the Company, including all significant subsidiaries. Intercompany accounts and transactions are eliminated in consolidation.

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates include the value of purchase consideration, valuation of accounts receivable, inventories, goodwill, intangible assets and other long-lived assets, legal contingencies, guarantee obligations, and assumptions used in the calculation of income taxes, and pension and other postretirement benefits, among others. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. Management will adjust such estimates and assumptions when facts and circumstances dictate. Foreign currency devaluations, corn price volatility, access to difficult credit markets, and adverse changes in the global economic environment have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in these estimates will be reflected in the financial statements in future periods.

Assets and liabilities of foreign subsidiaries, other than those whose functional currency is the US dollar, are translated at current exchange rates with the related translation adjustments reported in equity as a component of accumulated other comprehensive income (loss). Income statement accounts are translated at the average exchange rate during the period. For foreign subsidiaries where the US dollar is the functional currency, monetary assets and liabilities are translated at current exchange rates with the related adjustment included in net income. Non-monetary assets and liabilities are translated at historical exchange rates. The Company incurs foreign currency transaction gains/losses relating to assets and liabilities that are denominated in a currency other than the functional currency. For 2012, 2011 and 2010, the Company incurred foreign currency transaction losses of less than $1 million, $2 million and $2 million, respectively. The Company's accumulated other comprehensive loss included in equity on the Consolidated Balance Sheets includes cumulative translation loss adjustments of $335 million and $306 million at December 31, 2012 and 2011, respectively.

Cash and Cash Equivalents Cash equivalents consist of all instruments purchased with an original maturity of three months or less, and which have virtually no risk of loss in value.

Inventories Inventories are stated at the lower of cost or net realizable value. Costs are determined using the first-in, first-out (FIFO) method.

Investments Investments in the common stock of affiliated companies over which the Company does not exercise significant influence are accounted for under the cost method. The Company's wholly-owned Canadian subsidiary has an investment that is accounted for under the cost method. The carrying value of this investment was $6 million at December 31, 2012 and 2011. Investments that enable the Company to exercise significant influence, but do not represent a controlling interest, are accounted for under the equity method; such investments are carried at cost, adjusted to reflect the Company's proportionate share of income or loss, less dividends received. The Company did not have any investments accounted for under the equity method at

December 31, 2012 or 2011. The Company also has equity interests in the CME Group Inc., which it classifies as available for sale securities. The investment is carried at fair value with unrealized gains and losses recorded to other comprehensive income. The Company would recognize a loss on its investments when there is a loss in value of an investment that is other than temporary. In 2011, the Company sold its investment in Smurfit-Stone Container Corporation which had been accounted for as an available for sale security and recorded a nominal gain.

Property, Plant and Equipment and Depreciation Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed on the straight-line method over the estimated useful lives of depreciable assets, which range from 10 to 50 years for buildings and from 3 to 25 years for all other assets. Where permitted by law, accelerated depreciation methods are used for tax purposes. The Company reviews the recoverability of the net book value of property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable from estimated future cash flows expected to result from its use and eventual disposition. If this review indicates that the carrying values will not be recovered, the carrying values would be reduced to fair value and an impairment loss would be recognized. As required under accounting principles generally accepted in the United States, the impairment analysis for long-lived assets occurs before the goodwill impairment assessment described below.

Goodwill and Other Intangible Assets Goodwill ($557 million and $562 million at December 31, 2012 and 2011, respectively) represents the excess of the cost of an acquired entity over the fair value assigned to identifiable assets acquired and liabilities assumed. The Company also has other intangible assets aggregating $329 million and $347 million at December 31, 2012 and 2011, respectively. The carrying amount of goodwill by geographic segment at December 31, 2012 and 2011 was as follows:

In millions	North America	South America	Asia Pacific	EMEA	Total
Balance at December 31, 2010	**$278**	**$107**	**$ 106**	**$81**	**$ 572**
Translation	**–**	**(6)**	**–**	**(4)**	**(10)**
Balance at December 31, 2011	**$278**	**$101**	**$ 106**	**$77**	**$ 562**
Impairment charges	**–**	**–**	**(2)**	**–**	**(2)**
Translation	**–**	**(6)**	**–**	**3**	**(3)**
Balance at December 31, 2012	**$278**	**$ 95**	**$ 104**	**$80**	**$ 557**
Goodwill before impairment charges	**$279**	**$101**	**$ 225**	**$77**	**$ 682**
Accumulated impairment charges	**(1)**	**–**	**(119)**	**–**	**(120)**
Balance at December 31, 2011	**$278**	**$101**	**$ 106**	**$77**	**$ 562**
Goodwill before impairment charges	**$279**	**$ 95**	**$ 225**	**$80**	**$ 679**
Accumulated impairment charges	**(1)**	**–**	**(121)**	**–**	**(122)**
Balance at December 31, 2012	**$278**	**$ 95**	**$ 104**	**$80**	**$ 557**

The following table summarizes the Company's other intangible assets for the periods presented:

	As of December 31, 2012				As of December 31, 2011			
In millions	Gross	Accumulated Amortization	Net	Weighted Average Useful Life (years)	Gross	Accumulated Amortization	Net	Weighted Average Useful Life (years)
Trademarks/tradenames	**$132**	**$ –**	**$132**	**–**	**$137**	**$ –**	**$137**	**–**
Customer relationships	**143**	**(13)**	**130**	**25**	**141**	**(10)**	**131**	**25**
Technology	**83**	**(19)**	**64**	**10**	**83**	**(7)**	**76**	**10**
Other	**6**	**(3)**	**3**	**8**	**6**	**(3)**	**3**	**8**
Total other intangible assets	**$364**	**$(35)**	**$329**	**19**	**$367**	**$(20)**	**$347**	**19**

The following table summarizes the Company's amortization expense related to intangible assets for the periods presented:

In millions Year ended December 31,	2012	2011	2010
Amortization expense	**$14**	**$14**	**$4**

For definite-lived intangible assets, the Company recognizes the cost of such amortizable assets in operations over their estimated useful lives and evaluates the recoverability of the assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable.

Based on acquisitions completed through December 31, 2012, the Company expects intangible asset amortization expense for subsequent years to be approximately $14 million annually through 2017.

The Company assesses goodwill and other indefinite-lived intangible assets for impairment annually (or more frequently if impairment indicators arise). The Company has chosen to perform this annual impairment assessment as of October 1 of each year. The Company has completed the required impairment assessments and determined there to be no impairment in the fourth quarter of 2012.

In testing goodwill for impairment, the Company first assesses qualitative factors in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. After assessing the qualitative factors, if the Company determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount then the Company does not perform the two-step impairment test. If the Company concludes otherwise, then it performs the first step of the two-step impairment test as described in FASB ASC Topic 350. In the first step, the fair value of the reporting unit is compared to its carrying value. If the fair value of the reporting unit exceeds the carrying value of its net assets, goodwill is not considered impaired and no further testing is required. If the carrying value of the net assets exceeds the fair value of the reporting unit, a second step of the impairment assessment is performed in order to determine the implied fair value of a reporting unit's goodwill. Determining the implied fair value of goodwill requires a valuation of the reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of its goodwill, goodwill is deemed impaired and is written down to the extent of the difference. Based on the results of the qualitative assessment, the Company concluded that as of October 1, 2012, it was more likely than not that the fair value of these reporting units was greater than their carrying value.

The Company early adopted Accounting Standards Update No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment* for the October 1, 2012 impairment test. The objective of the update was to simplify how entities test indefinite-lived intangible assets for impairment and improve the consistency of impairment testing guidance among long-lived asset categories. This update provides the option to assess qualitative factors in determining whether it is more likely than not that an indefinite-lived intangible asset is impaired. After assessing the qualitative factors, if an entity determines that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount then it would not be required to compute the fair value of the indefinite-lived intangible asset. In the event the qualitative assessment leads an entity to conclude otherwise then the entity would be required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test in accordance with ASC subtopic 350-30. In performing this qualitative analysis, the Company considered various factors including net sales derived from these intangibles and certain market and industry conditions. Based on the results of this qualitative assessment, the Company concluded that as of October 1, 2012, it was more likely than not that the fair value of these indefinite-lived intangible assets was greater than their carrying value.

Revenue Recognition The Company recognizes operating revenues at the time title to the goods and all risks of ownership transfer to the customer. This transfer is considered complete when a sales agreement is in place, delivery has occurred, pricing is fixed or determinable and collection is reasonably assured. In the case of consigned inventories, the title passes and the transfer of ownership risk occurs when the goods are used by the customer. Taxes assessed by governmental authorities and collected from customers are accounted for on a net basis and excluded from revenues.

Hedging Instruments The Company uses derivative financial instruments principally to offset exposure to market risks arising from changes in commodity prices, foreign currency exchange rates and interest rates. Derivative financial instruments used by the Company consist of commodity futures and option contracts, forward currency contracts and options, interest rate swap agreements and treasury lock agreements. The Company enters into futures and option contracts, which are designated as hedges of specific volumes of commodities (corn and natural gas) that will be purchased in a future month. These derivative financial instruments are recognized in the Consolidated Balance Sheets at fair value. The Company has also entered into interest rate swap agreements that effectively convert the interest rate on certain fixed rate debt to a variable interest rate and, on certain variable rate debt, to a fixed interest rate. The Company periodically enters into treasury lock agreements to lock the benchmark rate for an anticipated fixed rate borrowing. See also Note 5 and Note 6 of the notes to the consolidated financial statements for additional information.

On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of variable cash flows to be paid related to interest on variable rate debt, as a hedge of market variation in the benchmark rate for a future fixed rate debt issue or as a hedge of certain forecasted purchases of corn or natural gas used in the manufacturing process ("a cash-flow hedge"), or as a hedge of the fair value of certain debt obligations ("a fair-value hedge"). This process includes linking all derivatives that are designated as fair-value or cash-flow hedges to specific assets and liabilities on the Consolidated Balance Sheet, or to specific firm commitments or forecasted transactions. For all hedging relationships, the Company formally documents the hedging relationships and its risk-management objective and strategy for undertaking the hedge transactions, the hedging instrument, the hedged item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows or fair values of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Changes in the fair value of floating-to-fixed interest rate swaps, treasury locks or commodity futures and option contracts that are highly effective and that are designated and qualify as cash-flow hedges are recorded in other comprehensive income, net of applicable income taxes. Realized gains and losses associated with changes in the fair value of interest rate swaps and treasury locks are reclassified from accumulated other comprehensive income ("AOCI") to the Consolidated Statement of Income over the life of the underlying debt. Gains and losses on commodity hedging contracts are reclassified from AOCI to the Consolidated Statement of Income when the finished goods produced using the hedged item are sold. The maximum term over which the Company hedges exposures to the variability of cash flows for commodity price risk is 24 months. Changes in the fair value of a fixed-to-floating interest rate swap agreement that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged debt obligation, are recorded in earnings. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a cash-flow hedge or a fair-value hedge is reported in earnings.

The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows or fair value of the hedged item, the derivative is de-designated as a hedging instrument because it is unlikely that a forecasted transaction will occur, or management determines that designation of the derivative as a hedging instrument is no longer appropriate. When hedge accounting is discontinued, the Company continues to carry the derivative on the Consolidated Balance Sheet at its fair value, and gains and losses that were included in AOCI are recognized in earnings.

Stock-based Compensation The Company has a stock incentive plan that provides for stock-based employee compensation, including the granting of stock options and shares of restricted stock, to certain key employees. Compensation expense is recognized in the Consolidated Statement of Income for the Company's stock-based employee compensation plan. The plan is more fully described in Note 12.

Earnings per Common Share Basic earnings per common share is computed by dividing net income attributable to Ingredion by the weighted average number of shares outstanding, which totaled 76.5 million for 2012, 76.4 million for 2011 and 75.6 million for 2010. Diluted earnings per share (EPS) is computed by dividing net income by the weighted average number of shares outstanding, including the dilutive effect of outstanding stock options and other instruments associated with long-term incentive compensation plans. The weighted average number of shares outstanding for diluted EPS calculations was 78.2 million, 78.2 million and 76.8 million for 2012, 2011 and 2010, respectively. In 2012, 2011 and 2010, options to purchase approximately 0.9 million, 0.4 million and 1.4 million shares of common stock, respectively, were excluded from the calculation of the weighted average number of shares outstanding for diluted EPS because their effects were anti-dilutive.

Risks and Uncertainties The Company operates domestically and internationally. In each country, the business and assets are subject to varying degrees of risk and uncertainty. The Company insures its business and assets in each country against insurable risks in a manner that it deems appropriate. Because of this geographic dispersion, the Company believes that a loss from non-insurable events in any one country would not have a material adverse effect on the Company's operations as a whole. Additionally, the Company believes there is no significant concentration of risk with any single customer or supplier whose failure or non-performance would materially affect the Company's results.

Recently Adopted Accounting Standards In June 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-05, *Presentation of Comprehensive Income*. The objective of this Update is to improve the comparability, consistency, and transparency of financial reporting with respect to comprehensive income. This Update requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, this Update requires an entity to present, on the face of the financial statements, reclassification adjustments for items that are reclassified from AOCI to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. In December 2011, the FASB deferred the effective date for those changes required in this Update relating to the presentation of reclassification adjustments. Except for the presentation of reclassification adjustments, this Update was effective for interim and annual periods beginning after December 15, 2011. The Company has changed its presentation of Comprehensive Income to immediately follow the Consolidated Statement of Income. The implementation of the guidance contained in this Update did not have a material impact on the Company's Consolidated Financial Statements.

In September 2011, the FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment*. The objective of this Update is to simplify how entities test goodwill for impairment. This Update provides an entity with the option to first assess qualitative factors in determining whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. After assessing the qualitative factors, if an entity determines that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. If an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test as described in FASB ASC Topic 350. Entities have the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to performing the first step of the two-step impairment test as well as resume performing the qualitative assessment in any subsequent period. The guidance in this Update was effective for the Company for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company performed its annual goodwill impairment testing in the fourth quarter of 2011 and early adopted the provisions of this Update. The implementation of the guidance contained in this Update did not have an impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-09, *Disclosures about an Employer's Participation in a Multiemployer Plan*. This Update requires additional disclosures regarding the significant multiemployer plans in which an employer participates, the level of an employer's participation including contributions made, and whether the contributions made represent more than five percent of the total contributions made to the plan by all contributing employers. The expanded disclosures also address the financial health of significant multiemployer plans including the funded status and existence of funding improvement plans, the existence of imposed surcharges on contributions to the plan, as well as the nature of employer commitments to the plan. This Update was effective for annual periods for fiscal years ended after December 15, 2011, with early adoption permitted. The disclosures required by this Update are provided in Note 9.

In July 2012, the FASB issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment*. The objective of this Update is to simplify how entities test indefinite-lived intangible assets for impairment and improve the consistency of impairment testing guidance among long-lived asset categories. This Update provides an entity with the option to assess qualitative factors in determining whether it is more likely than not that an indefinite-lived intangible asset is impaired as a basis for determining whether it is necessary to perform quantitative impairment testing. After assessing the qualitative factors, if an entity determines that it is not more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount then it would not be required to compute the fair value of the indefinite-lived intangible asset. In the event the qualitative assessment leads an entity to conclude otherwise then the entity would be required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test in accordance with ASC subtopic 350-30. The guidance in this Update is effective for the Company for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted. The Company early adopted the provisions of this Update in the fourth quarter of 2012. The implementation of the guidance contained in this Update did not have an impact on the Company's consolidated financial statements.

Note 3. Acquisitions

On October 1, 2010, Company completed its acquisition of National Starch, a global provider of specialty starches, from Akzo Nobel N.V., a global coatings and specialty chemicals company, headquartered in The Netherlands. The Company acquired 100 percent of National Starch through asset purchases in certain countries and stock purchases in certain countries. The purchase price was $1.369 billion in cash. The funding of the purchase price was provided principally from borrowings. See Note 6 for information regarding the Company's borrowing activity. The Company incurred $35 million of acquisition costs and a $20 million charge for bridge loan financing costs related to the acquisition in 2010. The results of National Starch are included in the Company's consolidated results from October 1, 2010 forward.

The acquisition provided the Company with a broader portfolio of products, enhanced geographic reach, and the ability to offer customers a broad range of value-added ingredient solutions for a variety of their evolving needs. National Starch had sales of $1.2 billion in 2009 and provided the Company with, among other things, 11 additional manufacturing facilities in 8 countries, across 5 continents. The acquisition also provided additional sales and technical offices around the world. With the acquisition, the Company now operates 36 manufacturing facilities in 14 countries; has sales offices in 29 countries, and has research and ingredient development centers in key global markets.

Pro Forma Financial Information Selected unaudited pro forma results of operations for the year ended December 31, 2010, assuming the National Starch acquisition occurred as of January 1, 2009, are presented below:

In millions, except per share	2010
Net sales	**$5,323**
Net income attributable to Ingredion	**283**
Pro forma earnings per common share of Ingredion:	
Basic	**$ 3.74**
Diluted	**$ 3.68**

For the nine months ended September 30, 2010, the National Starch financial statements excluded the effects of financing and taxes since Akzo Nobel, its previous parent company, used a centralized approach for cash management and to finance its global operations, as well as to manage its global tax position. A 33 percent tax rate was used to tax effect pro forma adjustments.

Note 4. Restructuring and Asset Impairment Charges

In the second quarter of 2012, the Company decided to restructure its business operations in Kenya and close its manufacturing plant in the country. As part of that decision, the Company recorded $20 million of restructuring charges to its Statement of Income consisting of an $8 million charge to realize the cumulative translation adjustment associated with the Kenyan operations, a $6 million fixed asset impairment charge, a $2 million charge to reduce certain working capital balances to net realizable value based on the announced closure, $2 million of costs primarily consisting of severance pay related to the termination of the majority of its employees in Kenya and $2 million of additional charges related to this restructuring.

As part of the Company's ongoing strategic optimization, in the third quarter of 2012, the Company decided to exit its investment in Shouguang Golden Far East Modified Starch Co., Ltd ("GFEMS"), a non wholly-owned consolidated subsidiary in China. In conjunction with that decision, the Company recorded a $4 million impairment charge to reduce the carrying value of GFEMS to its estimated net realizable value. The Company also recorded a $1 million charge for impaired assets in Colombia in the third quarter of 2012. The Company sold its interest in GFEMS in the fourth quarter of 2012 for $3 million in cash, which approximated the carrying value of the investment in GFEMS following the aforementioned impairment charge.

Additionally, as part of a manufacturing optimization program developed in conjunction with the acquisition of National Starch to improve profitability, in the second quarter of 2011 the Company committed to a plan to optimize its production capabilities at certain of its North American facilities. The plan was completed in October 2012. As a result, the Company recorded restructuring charges to write-off certain equipment by the plan completion date. These charges totaled $11 million and $10 million in 2012 and 2011, respectively, of which $10 million and $8 million represented accelerated depreciation on the equipment. The equipment has been completely written off.

On February 27, 2010, a devastating earthquake occurred off the coast of Chile. The Company's plant in Llay-Llay, Chile suffered damage, including damage to the waste-water treatment facility, corn silos, water tanks and warehousing. There was also structural damage to the buildings. A structural engineering study was completed during the quarter ended June 30, 2010. Based on the results of the study and other factors, the Company determined that the carrying amount of a significant portion of the plant and equipment exceeded its fair value and therefore, these assets were impaired. As a result, the Company recorded a $24 million charge for impaired assets and employee severance and related benefit costs associated with the termination of employees in Chile in its 2010 Statement of Income. As of December 31, 2010, the employee terminations were completed and the restructuring accrual was fully utilized. Shipments to customers in Chile are being fulfilled from the Company's plants in Argentina, Brazil and Mexico. In December 2012, the Company sold the land for approximately $2 million in cash.

Note 5. Financial Instruments, Derivatives and Hedging Activities

The Company is exposed to market risk stemming from changes in commodity prices (corn and natural gas), foreign currency exchange rates and interest rates. In the normal course of business, the Company actively manages its exposure to these market risks by entering into various hedging transactions, authorized under established policies that place clear controls on these activities. These transactions utilize exchange-traded derivatives or over-the-counter derivatives with investment grade counterparties. Derivative financial instruments currently used by the Company consist of commodity futures, options and swap contracts, forward currency contracts and options, and interest rate swaps.

Commodity Price Hedging The Company's principal use of derivative financial instruments is to manage commodity price risk in North America relating to anticipated purchases of corn and natural gas to be used in the manufacturing process, generally over the next twelve to eighteen months. The Company maintains a commodity-price risk management strategy that uses derivative instruments to minimize significant, unanticipated earnings fluctuations caused by commodity-price volatility. For example, the manufacturing of the Company's products requires a significant volume of corn and natural gas. Price fluctuations in corn and natural gas cause the actual purchase price of corn and natural gas to differ from anticipated prices.

To manage price risk related to corn purchases in North America, the Company uses corn futures and options contracts that trade on regulated commodity exchanges to lock in its corn costs associated with firm-priced customer sales contracts. The Company uses over-the-counter gas swaps to hedge a portion of its natural gas usage in North America. These derivative financial instruments limit the impact that volatility resulting from fluctuations in market prices will have on corn and natural gas purchases and have been designated as cash flow hedges. Unrealized gains and losses associated with marking the commodity hedging contracts to market are recorded as a component of other comprehensive income ("OCI") and included in the equity section of the Consolidated Balance Sheets as part of AOCI. These amounts are subsequently reclassified into earnings in the month in which the related corn or natural gas impacts earnings or in the month a hedge is determined to be ineffective. The Company assesses the effectiveness of a commodity hedge contract based on changes in the contract's fair value. The changes in the market value of such contracts have historically been, and are expected to continue to be, highly effective at offsetting changes in the price of the hedged items. The amounts representing the ineffectiveness of these cash flow hedges are not significant.

At December 31, 2012, AOCI included $7 million of losses, net of tax of $4 million, pertaining to commodities-related derivative instruments designated as cash-flow hedges, of which $3 million, net of tax of $2 million, are expected to be recognized in earnings within the next twelve months. Transactions and events expected to occur over the next twelve months that will necessitate reclassifying these derivative losses to earnings include the sale of finished goods inventory that includes previously hedged purchases of corn and natural gas. The Company expects the losses to be offset by changes in the underlying commodities cost. Cash flow hedges discontinued during 2012 were not material.

Interest Rate Hedging The Company assesses its exposure to variability in interest rates by identifying and monitoring changes in interest rates that may adversely impact future cash flows and the fair value of existing debt instruments, and by evaluating hedging opportunities. The Company maintains risk management control systems to monitor interest rate risk attributable to both the Company's outstanding and forecasted debt obligations as well as the Company's offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including sensitivity analysis, to estimate the expected impact of changes in interest rates on future cash flows and the fair value of the Company's outstanding and forecasted debt instruments.

Derivative financial instruments that have been used by the Company to manage its interest rate risk consist of Treasury Lock agreements ("T-Locks") and interest rate swaps. The Company periodically enters into T-Locks to fix the benchmark component of the interest rate to be established for certain planned fixed-rate debt issuances (see also Note 6). The T-Locks are designated as hedges of the variability in cash flows associated with future interest payments caused by market fluctuations in the benchmark interest rate until the fixed interest rate is established, and are accounted for as cash-flow hedges. Accordingly, changes in the fair value of the T-Locks are recorded to AOCI until the consummation of the underlying debt offering, at which time any realized gain (loss) is amortized to earnings over the life of the debt. The net gain or loss recognized in earnings during 2012, 2011 and 2010, representing the amount of the Company's hedges' ineffectiveness, was not significant. The Company has also, from time to time, entered into interest rate swap agreements that effectively converted the interest rate on certain fixed-rate debt to a variable rate. These swaps called for the Company to receive interest at a fixed rate and to pay interest at a variable rate, thereby creating the equivalent of variable-rate debt. The Company designated these interest rate swap agreements as hedges of the changes in fair value of the underlying debt obligation attributable to changes in interest rates and accounted for them as fair value hedges. Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability in the fair value of outstanding debt obligations are reported in earnings. These amounts offset the gain or loss (that is, the change in fair value) of the hedged debt instrument that is attributable to changes in interest rates (that is, the hedged risk) which is also recognized in earnings. The Company did not have any T-Locks outstanding at December 31, 2012 or 2011.

On March 25, 2011, the Company entered into interest rate swap agreements that effectively convert the interest rate on the Company's 3.2 percent $350 million senior notes due November 1, 2015 to a variable rate. These swap agreements call for the Company to receive interest at a fixed rate (3.2 percent) and to pay interest at a variable rate based on the six-month US dollar LIBOR rate plus a spread. The Company has designated these interest rate swap agreements as hedges of the changes in fair value of the underlying debt obligation attributable to changes in interest rates and accounts for them as fair value hedges. The fair value of these interest rate swap agreements approximated $20 million at December 31, 2012 and is reflected in the Consolidated Balance Sheet within non-current assets, with an offsetting amount recorded in long-term debt to adjust the carrying amount of the hedged debt obligation.

In connection with the acquisition of National Starch, on September 17, 2010, the Company issued and sold $900 million aggregate principal amount of senior unsecured notes (the "Notes"). The Notes consist of $350 million aggregate principal amount of 3.2 percent notes due November 1, 2015 (the "2015 Notes"), $400 million aggregate principal amount of 4.625 percent notes due November 1, 2020 (the "2020 Notes"), and $150 million aggregate principal amount of 6.625 percent notes due April 15, 2037. See Note 6 for additional information regarding the Notes. In anticipation of the issuance these long-term fixed-rate Notes, the Company entered into T-Lock agreements with respect to $300 million of the 2015 Notes and $300 million of the 2020 Notes. These T-Lock agreements were designated as hedges of the variability in cash flows associated with future interest payments caused by market fluctuations in the benchmark interest rate between the time the T-Locks were entered into and the time the debt was priced and are accounted for as cash flow hedges. The T-Locks were terminated on September 15, 2010 and the Company paid approximately $15 million, representing the losses on the T-Locks, to settle the agreements. The losses are included in AOCI and are being amortized to financing costs over the terms of the 2015 and 2020 Notes.

At December 31, 2012, AOCI included $10 million of losses, net of tax of $6 million, related to T-Locks, of which $2 million, net of tax of $1 million, are expected to be recognized in earnings within the next twelve months. Cash flow hedges discontinued during 2012 were not material.

Foreign Currency Hedging Due to the Company's global operations, it is exposed to fluctuations in foreign currency exchange rates. As a result, the Company has exposure to translational foreign exchange risk when its foreign operation results are translated to US dollars and to transactional foreign exchange risk when transactions not denominated in the functional currency of the operating unit are revalued. The Company primarily uses derivative financial instruments such as foreign currency forward contracts, swaps and options to manage its transactional foreign exchange risk. These derivative financial instruments are primarily accounted for as fair value hedges. At December 31, 2012, the Company had $268 million of foreign currency forward sales contracts and $167 million of foreign currency forward purchase contracts that hedged transactional exposures. At December 31, 2011, the Company had $287 million of foreign currency forward sales contracts and $163 million of foreign currency forward purchase contracts that hedged transactional exposures. The fair value of these derivative instruments was approximately $5 million and $1 million at December 31, 2012 and 2011, respectively.

By using derivative financial instruments to hedge exposures, the Company exposes itself to credit risk and market risk. Credit risk is the risk that the counterparty will fail to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into over-the-counter transactions only with investment grade counterparties or by utilizing exchange-traded derivatives. Market risk is the adverse effect on the value of a financial instrument that results from a change in commodity prices, interest rates or foreign exchange rates. The market risk associated with commodity-price, interest rate, or foreign exchange contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The fair value and balance sheet location of the Company's derivative instruments accounted for as cash flow hedges are presented below:

	Fair Value of Derivative Instruments					
In millions		Fair Value			Fair Value	
Derivatives Designated as Hedging Instruments	**Balance Sheet Location**	**At Dec. 31, 2012**	**At Dec. 31, 2011**	**Balance Sheet Location**	**At Dec. 31, 2012**	**At Dec. 31, 2011**
Commodity and foreign currency contracts	*Accounts receivable-net*	**$5**	**$14**	*Accounts payable and accrued liabilities*	**$34**	**$34**
Commodity contracts				*Non-current liabilities*	**6**	**11**
Total		**$5**	**$14**		**$40**	**$45**

At December 31, 2012, the Company had outstanding futures and option contracts that hedged approximately 97 million bushels of forecasted corn purchases. Also at December 31, 2012, the Company had outstanding swap and option contracts that hedged approximately 18 million mmbtu's of forecasted natural gas purchases.

Additional information relating to the Company's derivative instruments is presented below (in millions):

Derivatives in Cash Flow Hedging Relationships	Amount of Gains (Losses) Recognized in OCI on Derivatives			Location of Gains (Losses) Reclassified from AOCI into Income	Amount of Gains (Losses) Reclassified from AOCI into Income		
	Year Ended Dec. 31, 2012	Year Ended Dec. 31, 2011	Year Ended Dec. 31, 2010		Year Ended Dec. 31, 2012	Year Ended Dec. 31, 2011	Year Ended Dec. 31, 2010
Commodity and foreign currency contracts	**$68**	**$48**	**$ 47**	*Cost of sales*	**$43**	**$169**	**$(87)**
Interest rate contracts	**–**	**–**	**(15)**	*Financing costs, net*	**(3)**	**(3)**	**(1)**
Total	**$68**	**$48**	**$ 32**		**$40**	**$166**	**$(88)**

Presented below are the fair values of the Company's financial instruments and derivatives for the periods presented:

In millions	As of December 31, 2012				As of December 31, 2011			
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Available for sale securities	**$ 3**	**$ 3**	**$ –**	**$–**	**$ 2**	**$ 2**	**$ –**	**$ –**
Derivative assets	**25**	**5**	**20**	**–**	**33**	**14**	**19**	**–**
Derivative liabilities	**45**	**24**	**21**	**–**	**46**	**16**	**30**	**–**
Long-term debt	**1,914**	**–**	**1,914**	**–**	**1,921**	**–**	**1,921**	**–**

Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly for substantially the full term of the financial instrument. Level 2 inputs are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability or can be derived principally from or corroborated by observable market data. Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs shall be used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The carrying values of cash equivalents, short-term investments, accounts receivable, accounts payable and short-term borrowings approximate fair values. Commodity futures, options and swap contracts are recognized at fair value. Foreign currency forward contracts, swaps and options are also recognized at fair value. The fair value of the Company's long-term debt is estimated based on quotations of major securities dealers who are market makers in the securities. Presented below are the carrying amounts and the fair values of the Company's long-term debt at December 31, 2012 and 2011.

In millions	2012		2011	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
4.625% senior notes, due November 1, 2020	**$ 399**	**$ 448**	**$ 399**	**$ 422**
3.2% senior notes, due November 1, 2015	**350**	**368**	**350**	**360**
1.8% senior notes, due September 25, 2017	**298**	**300**	**–**	**–**
6.625% senior notes, due April 15, 2037	**257**	**315**	**257**	**297**
6.0% senior notes, due April 15, 2017	**200**	**227**	**200**	**222**
5.62% senior notes, due March 25, 2020	**200**	**236**	**200**	**225**
US revolving credit facility, due October 22, 2017	**–**	**–**	**376**	**376**
Fair value adjustment related to hedged fixed rate debt	**20**	**20**	**19**	**19**
Total long-term debt	**$1,724**	**$1,914**	**$1,801**	**$1,921**

Note 6. Financing Arrangements

The Company had total debt outstanding of $1.80 billion and $1.95 billion at December 31, 2012 and 2011, respectively. Short-term borrowings at December 31, 2012 and 2011 consist primarily of amounts outstanding under various unsecured local country operating lines of credit.

Short-term borrowings consist of the following at December 31:

In millions	2012	2011
Short-term borrowings in various currencies (at rates ranging from 1% to 7% for 2012 and 2% to 24% for 2011)	**$76**	**$148**

On October 22, 2012, the Company entered into a new five-year, senior unsecured $1 billion revolving credit agreement (the "Revolving Credit Agreement") that replaced our previously existing $1 billion senior unsecured revolving credit facility that was set to expire in June 2014. The Company paid fees of approximately $3 million relating to the new credit facility, which are being amortized to financing costs over the term of the facility.

Subject to certain terms and conditions, the Company may increase the amount of the revolving facility under the Revolving Credit Agreement by up to $250 million in the aggregate. All committed pro rata borrowings under the revolving facility will bear interest at a variable annual rate based on the LIBOR or prime rate, at the Company's election, subject to the terms and conditions thereof, plus, in each case, an applicable margin based on the Company's leverage ratio (as reported in the financial statements delivered pursuant to the Revolving Credit Agreement).

The Revolving Credit Agreement contains customary representations, warranties, covenants, events of default, terms and conditions, including limitations on liens, incurrence of debt, mergers and significant asset dispositions. The Company must also comply with a leverage ratio and an interest coverage ratio covenant. The occurrence of an event of default under the Revolving Credit Agreement could result in all loans and other obligations under the agreement being declared due and payable and the revolving credit facility being terminated.

The Company had no borrowings outstanding under its $1 billion revolving credit facility at December 31, 2012. In addition to borrowing availability under its Revolving Credit Agreement, the Company has approximately $503 million of unused operating lines of credit in the various foreign countries in which it operates.

On September 20, 2012, the Company issued 1.80 percent Senior Notes due September 25, 2017 in an aggregate principal amount of $300 million. These notes rank equally with the Company's other senior unsecured debt. Interest on the notes is required to be paid semi-annually on March 25th and September 25th, beginning in March 2013. The notes are subject to optional prepayment by the Company at 100 percent of the principal amount plus interest up to the prepayment date and, in certain circumstances, a make-whole amount. The net proceeds from the sale of the notes of approximately $297 million were used to repay $205 million of borrowings under the Company's previously existing $1 billion revolving credit facility and for general corporate purposes. The Company paid debt issuance costs of approximately $2 million relating to the notes, which are being amortized to financing costs over the life of the notes.

Long-term debt consists of the following at December 31:

In millions	2012	2011
4.625% senior notes, due November 1, 2020, net of discount of $1	**$ 399**	**$ 399**
3.2% senior notes, due November 1, 2015	**350**	**350**
1.8% senior notes, due September 25, 2017, net of discount of $2	**298**	**-**
6.625% senior notes, due April 15, 2037, net of premium of $8 and discount of $1	**257**	**257**
6.0% senior notes, due April 15, 2017	**200**	**200**
5.62% senior notes, due March 25, 2020	**200**	**200**
US revolving credit facility, due October 22, 2017 (at LIBOR indexed floating rate)	**-**	**376**
Fair value adjustment related to hedged fixed rate debt instrument	**20**	**19**
Total	**$1,724**	**$1,801**
Less: current maturities	**-**	**-**
Long-term debt	**$1,724**	**$1,801**

The Company's long-term debt matures as follows: $350 million in 2015, $500 million in 2017, $600 million in 2020 and $250 million in 2037.

Ingredion Incorporated guarantees certain obligations of its consolidated subsidiaries. The amount of the obligations guaranteed aggregated $57 million and $77 million at December 31, 2012 and 2011, respectively.

Note 7. Leases

The Company leases rail cars, certain machinery and equipment, and office space under various operating leases. Rental expense under operating leases was $45 million, $44 million and $33 million in 2012, 2011 and 2010, respectively. Minimum lease payments due on non-cancellable leases existing at December 31, 2012 are shown below:

In millions	Minimum Lease Payments
2013	**$41**
2014	**34**
2015	**29**
2016	**25**
2017	**18**
Balance thereafter	**38**

Note 8. Income Taxes

The components of income before income taxes and the provision for income taxes are shown below:

In millions	2012	2011	2010
Income (loss) before income taxes:			
United States	$ 91	$158	$ (26)
Foreign	510	435	301
Total	$601	$593	$275
Provision for income taxes:			
Current tax expense			
US federal	$ 3	$ 9	$ (4)
State and local	1	2	2
Foreign	166	141	131
Total current	$170	$152	$129
Deferred tax expense (benefit)			
US federal	$ (5)	$ 10	$ (8)
State and local	2	3	(1)
Foreign	–	5	(21)
Total deferred	$ (3)	$ 18	$ (30)
Total provision for income taxes	$167	$170	$ 99

Deferred income taxes are provided for the tax effects of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Significant temporary differences at December 31, 2012 and 2011 are summarized as follows:

In millions	2012	2011
Deferred tax assets attributable to:		
Employee benefit accruals	$ 19	$ 17
Pensions and postretirement medical	65	42
Hedging/derivative contracts	10	19
Net operating loss carryforwards	23	29
Foreign tax credit carryforwards	24	29
Other	53	37
Gross deferred tax assets	$194	$173
Valuation allowance	(9)	(23)
Net deferred tax assets	$185	$150
Deferred tax liabilities attributable to:		
Property, plant and equipment	$202	$191
Identified intangibles	59	68
Total deferred tax liabilities	$261	$259
Net deferred tax liabilities	$ 76	$109

Of the $23 million of tax effected net operating loss carryforwards at December 31, 2012, approximately $16 million are in Korea, and will expire in 2019 through 2021, if unused. The Company anticipates full utilization of the Korean carryforward. The tax value of the foreign tax credit carryforwards of $24 million at December 31, 2012 are scheduled to expire in 2014 through 2022. The Company anticipates full utilization of the foreign tax credits before any expiration.

Income tax accounting requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. In making this assessment, management considers the level of historical taxable income, scheduled reversal of deferred tax liabilities, tax planning strategies, tax carryovers and projected future taxable income. At December 31, 2012, the Company maintains valuation allowances of $9 million against approximately $6 million of foreign operating loss carryforwards, $2 million of state loss carryforwards and $1 million of US capital loss carryforward that management has determined will more likely than not expire prior to realization. The valuation allowance with respect to certain foreign net operating losses and net deferred tax assets decreased to approximately $6 million at December 31, 2012, from $23 million at December 31, 2011. The Company released the $15 million valuation allowance ($13 million discrete in the second quarter of 2012) on the net deferred tax assets of Korea during 2012. The Korean 36-month cumulative pretax income balance turned positive in 2012, and management has evaluated the realizability of the net deferred tax assets using all of the available evidence, both positive and negative, and concluded that it is more likely than not that the Korean deferred tax asset will be realized. Also, during 2012 the Company recognized an impairment charge for virtually all of the assets of its Kenyan subsidiary and ceased to conduct business in the ordinary course. Given the full asset impairment and no expectation of future utilization, the $3 million of net deferred tax assets and related $3 million of valuation allowance at December 31, 2011, have been extinguished during 2012.

A reconciliation of the US federal statutory tax rate to the Company's effective tax rate follows:

	2012	2011	2010
Provision for tax at US statutory rate	35.00%	35.00%	35.00%
Tax rate difference on foreign income	(3.86)	(3.62)	0.31
State and local taxes – net	0.79	0.58	0.15
Change in valuation allowance – foreign tax credits	–	(0.62)	(2.26)
Reversal of Korea valuation allowance	(2.52)	–	–
Reversal of Chile valuation allowance	(0.06)	(0.09)	2.13
Non-deductible National Starch acquisition costs	0.04	0.04	1.22
NAFTA award	–	(3.45)	–
Other items – net	(1.61)	0.83	(0.46)
Provision at effective tax rate	27.78%	28.67%	36.09%

Provisions are made for estimated US and foreign income taxes, less credits that may be available, on distributions from foreign subsidiaries to the extent dividends are anticipated. No provision has been made for income taxes on approximately $1.585 billion of undistributed earnings of foreign subsidiaries at December 31, 2012, as such amounts are considered permanently reinvested. It is not practicable to estimate the additional income taxes, including applicable withholding taxes and credits that would be due upon the repatriation of these earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits, excluding interest and penalties, for 2012 and 2011 is as follows:

In millions	2012	2011
Balance at January 1	**$35**	**$29**
Additions for tax positions related to prior years	**3**	**9**
Reductions for tax positions related to prior years	**–**	**(1)**
Additions based on tax positions related to the current year	**6**	**4**
Reductions related to a lapse in the statute of limitations	**(7)**	**(6)**
Balance at December 31	**$37**	**$35**

Of the $37 million at December 31, 2012, $26 million represents the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate in future periods. The remaining $11 million represents foreign tax credit carryforwards that would be created as part of the Canada and US audit process described below.

The Company accounts for interest and penalties related to income tax matters in income tax expense. The Company has accrued $2 million of interest expense (net of $4 million interest income) and $1 million of penalties related to the unrecognized tax benefits as of December 31, 2012. The accrued interest expense was $4 million (net of $3 million interest income) and $1 million of penalties as of December 31, 2011.

The Company is subject to US federal income tax as well as income tax in multiple state and non-US jurisdictions. The US federal tax returns are subject to audit for the years 2009 to 2012. The Company remains subject to potential examination in Canada, Argentina and Germany for the years 2005 to 2012, and in Brazil, Mexico and Pakistan for the years 2007 to 2012. The statute of limitations is generally open for similar periods in various other non-US jurisdictions.

In 2008 and 2007, the Company made deposits of approximately $13 million and $17 million, respectively, to the Canadian tax authorities relating to an ongoing audit examination. The Company did not make any additional deposits relating to this ongoing audit examination in 2012. The Company has settled $2 million of the claims and is in the process of pursuing relief from double taxation under the US and Canadian tax treaty for the remaining items raised in the audit. As a result, the US and Canadian tax returns are subject to adjustment from 2000 and forward for the specific issues being contested. The Company believes that it has adequately provided for the most likely outcome of the settlement process.

It is reasonably possible that the total amount of unrecognized tax benefits will increase or decrease within twelve months of December 31, 2012. The Company has classified $7 million of the unrecognized tax benefits as short term because they are expected to be resolved within the next twelve months.

Note 9. Benefit Plans

The Company and its subsidiaries sponsor noncontributory defined benefit pension plans covering substantially all employees in the United States and Canada, and certain employees in other foreign countries. Plans for most salaried employees provide pay-related benefits based on years of service. Plans for hourly employees generally provide benefits based on flat dollar amounts and years of service. The Company's general funding policy is to make contributions to the plans in amounts that comply with minimum funding requirements and are within the limits of deductibility under current tax regulations. Certain foreign countries allow income tax deductions without regard to contribution levels, and the Company's policy in those countries is to make contributions required by the terms of the applicable plan.

Domestic salaried employees are covered by a defined benefit "cash balance" pension plan, which provides benefits based on service credits to the participating employees' accounts of between 3 percent and 10 percent of base salary, bonus and overtime.

Included in the Company's pension obligation are nonqualified supplemental retirement plans for certain key employees. All benefits provided under these plans are unfunded, and payments to plan participants are made by the Company.

The Company also provides healthcare and/or life insurance benefits for retired employees in the United States, Canada and Brazil. Healthcare benefits for retirees outside of the United States, Canada, and Brazil are generally covered through local government plans. US salaried employees are provided with access to postretirement medical insurance through retirement healthcare spending accounts. US salaried employees accrue an account during employment, which can be used after employment to purchase postretirement medical insurance from the Company, and Medigap or through Medicare HMO policies after age 65. The accounts are credited with a flat dollar amount and indexed for inflation annually during employment. The accounts also accrue interest credits using a rate equal to a specified amount above the yield on five-year US Treasury notes. Employees can use the amounts accumulated in these accounts, including credited interest, to purchase postretirement medical insurance. Employees become eligible for benefits when they meet minimum age and service requirements. The Company recognizes the cost of these postretirement benefits by accruing a flat dollar amount on an annual basis for each domestic salaried employee.

Pension Obligation and Funded Status The changes in pension benefit obligations and plan assets during 2012 and 2011, as well as the funded status and the amounts recognized in the Company's Consolidated Balance Sheets related to the Company's pension plans at December 31, 2012 and 2011, were as follows:

	US Plans		Non-US Plans	
In millions	2012	2011	2012	2011
Benefit obligation				
At January 1	$271	$244	$216	$205
Service cost	7	7	8	5
Interest cost	12	13	13	15
Benefits paid	(15)	(13)	(12)	(11)
Actuarial loss	48	19	34	12
Business combinations/ transfers	–	–	12	8
Plan ammendment	–	1	–	–
Curtailment/settlement	–	–	(4)	(11)
Foreign currency translation	–	–	5	(7)
Benefit obligation at December 31	$323	$271	$272	$216
Fair value of plan assets				
At January 1	$222	$204	$156	$157
Actual return on plan assets	27	14	12	8
Employer contributions	23	17	15	15
Benefits paid	(15)	(13)	(12)	(11)
Settlements	–	–	–	(11)
Business combinations/ transfers	–	–	15	3
Foreign currency translation	–	–	3	(5)
Fair value of plan assets at December 31	$257	$222	$189	$156
Funded status	$ (66)	$ (49)	$ (83)	$ (60)

Amounts recognized in the Consolidated Balance Sheets as of December 31, 2012 and 2011 were as follows:

	US Plans		Non-US Plans	
In millions	2012	2011	2012	2011
Non current asset	$ –	$ –	$ 1	$ 1
Current liabilities	(1)	–	(3)	(2)
Non current liabilities	(65)	(49)	(81)	(59)
Net liability recognized	$(66)	$(49)	$(83)	$(60)

Amounts recognized in accumulated other comprehensive loss, excluding tax effects, that have not yet been recognized as components of net periodic benefit cost at December 31, 2012 and 2011 were as follows:

	US Plans		Non-US Plans	
In millions	2012	2011	2012	2011
Net actuarial loss	$67	$32	$92	$65
Prior service cost	–	–	–	(1)
Transition obligation	–	–	2	3
Net amount recognized	$67	$32	$94	$67

The increase in net amount recognized in accumulated comprehensive loss at December 31, 2012 as compared to December 31, 2011, is largely due to a decrease in discount rates used to measure the Company's obligation under our pension plans, slightly offset by higher than expected returns on plan assets for most plans.

The accumulated benefit obligation for all defined benefit pension plans was $548 million and $447 million at December 31, 2012 and December 31, 2011, respectively.

Information about plan obligations and assets for plans with an accumulated benefit obligation in excess of plan assets is as follows:

	US Plans		Non-US Plans	
In millions	2012	2011	2012	2011
Projected benefit obligation	$323	$271	$262	$102
Accumulated benefit obligation	314	265	227	85
Fair value of plan assets	257	222	178	51

Components of net periodic benefit cost consist of the following for the years ended December 31, 2012, 2011 and 2010:

	US Plans			Non-US Plans		
In millions	2012	2011	2010	2012	2011	2010
Service cost	$ 7	$ 7	$ 5	$ 8	$ 5	$ 3
Interest cost	12	13	7	13	15	10
Expected return on plan assets	(16)	(15)	(7)	(13)	(11)	(10)
Amortization of actuarial loss	1	1	1	4	2	1
Amortization of transition obligation	–	–	–	1	1	–
Settlement/ curtailment	–	2	–	1	–	–
Net periodic pension cost	$ 4	$ 8	$ 6	$ 14	$ 12	$ 4

For the US plans, the Company estimates that net periodic benefit cost for 2013 will include approximately $2 million relating to the amortization of its accumulated actuarial loss included in accumulated other comprehensive loss at December 31, 2012.

For the non-US plans, the Company estimates that net periodic benefit cost for 2013 will include approximately $5 million relating to the amortization of its accumulated actuarial loss and $0.3 million relating to the amortization of transition obligation included in accumulated other comprehensive loss at December 31, 2012.

Actuarial gains and losses in excess of 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets are recognized as a component of net periodic benefit cost over the average remaining service period of a plan's active employees for active defined benefit pension plans and over the average remaining life of a plan's active employees for frozen defined benefit pension plans.

Total amounts recorded in other comprehensive loss and net periodic benefit cost during 2012 was as follows:

In millions	US Plans	Non-US Plans
Net actuarial loss	$36	$29
Amortization of actuarial loss	(1)	(4)
Amortization of transition obligation	–	(1)
Foreign currency translation	–	3
Total recorded in other comprehensive loss	35	27
Net periodic benefit cost	4	14
Total recorded in other comprehensive loss and net periodic benefit cost	$39	$41

The following weighted average assumptions were used to determine the Company's obligations under the pension plans:

	US Plans		Non-US Plans	
	2012	2011	2012	2011
Discount rate	3.60%	4.50%	4.85%	5.68%
Rate of compensation increase	4.19%	4.19%	4.35%	4.51%

The following weighted average assumptions were used to determine the Company's net periodic benefit cost for the pension plans:

	US Plans			Non-US Plans		
	2012	2011	2010	2012	2011	2010
Discount rate	4.50%	5.35%	5.85%	5.68%	5.73%	7.24%
Expected long-term return on plan assets	7.25%	7.25%	7.25%	6.81%	6.73%	7.37%
Rate of compensation increase	4.19%	2.75%	2.75%	4.51%	3.79%	4.12%

The Company has assumed an expected long-term rate of return on assets of 7.25 percent for US plans and 6.50 percent for Canadian plans. In developing the expected long-term rate of return assumption on plan assets, which consist mainly of US and Canadian equity and debt securities, management evaluated historical rates of return achieved on plan assets and the asset allocation of the plans, input from the Company's independent actuaries and investment consultants, and historical trends in long-term inflation rates. Projected return estimates made by such consultants are based upon broad equity and bond indices.

The discount rate reflects a rate of return on high quality fixed income investments that match the duration of the expected benefit payments. The Company has typically used returns on long-term, high quality corporate AA bonds as a benchmark in establishing this assumption.

Plan Assets The Company's investment policy for its pension plans is to balance risk and return through diversified portfolios of equity instruments, fixed income securities, and short-term investments. Maturities for fixed income securities are managed such that sufficient liquidity exists to meet near-term benefit payment obligations. For US pension plans, the weighted average target range allocation of assets was 38-72 percent in equities, 31-58 percent in fixed income and 1-3 percent in cash and other short-term investments. The asset allocation is reviewed regularly and portfolio investments are rebalanced to the targeted allocation when considered appropriate.

The Company's weighted average asset allocation as of December 31, 2012 and 2011 for US and non-US pension plan assets is as follows:

	US Plans		Non-US Plans	
Asset Category	2012	2011	2012	2011
Equity securities	61%	53%	42%	46%
Debt securities	38%	45%	47%	46%
Cash and other	1%	2%	11%	8%
Total	100%	100%	100%	100%

The fair values of the Company's plan assets at December 31, 2012, by asset category and level are as follows:

Asset Category	Fair Value Measurements at December 31, 2012			
In millions	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
US plans:				
Equity index:				
US[a]		$126		$126
International[b]		27		27
Real estate[c]		3		3
Fixed income index:				
Intermediate bond[d]		22		22
Long bond[e]		76		76
Cash[f]		3		3
Total US plans		$257		$257
Non-US plans:				
Equity index:				
US[a]		$ 27		$ 27
Canada[g]		28		28
International[b]		26		26
Fixed income index:				
Intermediate bond[d]		2		2
Long bond[h]		87		87
Other[i]		14		14
Cash[f]	5			5
Total Non-US Plans	$5	$184		$189

(a) This category consists of a passively managed equity index fund that tracks the return of large capitalization US equities.
(b) This category consists of a passively managed equity index fund that tracks an index of returns on international developed market equities.
(c) This category consists of a passively managed equity index fund that tracks a US real estate equity securities index that includes equities of real estate investment trusts and real estate operating companies.
(d) This category consists of a passively managed fixed income index fund that tracks the return of intermediate duration US government and investment grade corporate bonds.
(e) This category consists of a passively managed fixed income fund that tracks the return of long duration US government and investment grade corporate bonds.
(f) This category represents cash or cash equivalents.
(g) This category consists of a passively managed equity index fund that tracks the return of large and mid-sized capitalization equities traded on the Toronto Stock Exchange.
(h) This category consists of a passively managed fixed income index fund that tracks the return of the universe of Canada government and investment grade corporate bonds.
(i) This category consists of an investment product provided by an insurance company that offers returns that are subject to a minimum guarantee.

All significant pension plan assets are held in collective trusts by the Company's US and non-US plans (the "Plan"). The fair values of shares of collective trusts are based upon the net asset values of the funds reported by the fund managers based on quoted market prices of underlying securities as of the balance sheet date and are determined to be Level 2 fair value measurements. This may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies could result in different fair value measurements at the reporting date.

In 2012, the Company made cash contributions of $23 million and $15 million to its US and non-US pension plans, respectively. The Company anticipates that in 2013 it will make cash contributions of $12 million and $14 million to its US and non-US pension plans, respectively. Cash contributions in subsequent years will depend on a number of factors including the performance of plan assets. The following benefit payments, which reflect anticipated future service, as appropriate, are expected to be made:

In millions	US Plans	Non-US Plans
2013	$ 19	$13
2014	17	14
2015	17	13
2016	17	14
2017	20	15
Years 2018 – 2022	105	85

The Company and certain subsidiaries also maintain defined contribution plans. The Company makes matching contributions to these plans that are subject to certain vesting requirements and are based on a percentage of employee contributions. Amounts charged to expense for defined contribution plans totaled $13 million, $12 million and $8 million in 2012, 2011 and 2010, respectively.

Postretirement Benefit Plans The Company's postretirement benefit plans currently are not funded. The information presented below includes plans in the United States, Brazil, and Canada. The changes in the benefit obligations of the plans during 2012 and 2011, and the amounts recognized in the Company's Consolidated Balance Sheets at December 31, 2012 and 2011, are as follows:

In millions	2012	2011
Accumulated postretirement benefit obligation		
At January 1	$ 54	$ 88
Service cost	2	2
Interest cost	3	4
Plan amendment	–	(23)
Curtailment/settlement	–	(26)
Actuarial loss	17	10
Benefits paid	(2)	(3)
Business combinations/transfers	–	4
Foreign currency translation	–	(2)
At December 31	$ 74	$ 54
Fair value of plan assets	–	–
Funded status	$(74)	$(54)

A United States hourly postretirement plan became a member of a multi-employer plan and because of this change, a non-cash curtailment gain of $30 million was recognized as a reduction of net periodic benefit cost in 2011. This curtailment gain represented the previously established liability related to this coverage, net of unrecognized actuarial amounts and prior service previously included in accumulated other comprehensive loss.

Amounts recognized in the Consolidated Balance Sheet consist of:

In millions	2012	2011
Current liabilities	**$ (2)**	**$ (2)**
Non current liabilities	**(72)**	**(52)**
Net liability recognized	**$(74)**	**$(54)**

Amounts recognized in accumulated other comprehensive loss, excluding tax effects, that have not yet been recognized as components of net periodic benefit cost at December 31, 2012 and 2011 were as follows:

In millions	2012	2011
Net actuarial loss	**$26**	**$10**
Prior service cost	**1**	**1**
Net amount recognized	**$27**	**$11**

Components of net periodic benefit cost consisted of the following for the years ended December 31, 2012, 2011 and 2010:

In millions	2012	2011	2010
Service cost	**$2**	**$ 2**	**$2**
Interest cost	**3**	**4**	**4**
Amortization of actuarial loss (gain)	**1**	**(1)**	**2**
Amortization of prior service cost	**–**	**1**	**–**
Settlement/curtailment	**–**	**(31)**	**–**
Net periodic benefit cost	**$6**	**$(25)**	**$8**

The Company estimates that postretirement benefit expense for 2013 will include approximately $1 million relating to the amortization of its accumulated actuarial loss and $0.2 million relating to the amortization of its prior service cost included in accumulated other comprehensive loss at December 31, 2012.

Total amounts recorded in other comprehensive loss and net periodic benefit cost during 2012 was as follows:

In millions	
Net actuarial loss	**$17**
Amortization of actuarial loss	**(1)**
Foreign currency translation	**–**
Total recorded in other comprehensive loss	**16**
Net periodic benefit cost	**6**
Total recorded in other comprehensive loss and net periodic benefit cost	**$22**

The following weighted average assumptions were used to determine the Company's obligations under the postretirement plans:

	2012	2011
Discount rate	**5.44%**	**6.23%**

The following weighted average assumptions were used to determine the Company's net postretirement benefit cost:

	2012	2011	2010
Discount rate	**6.23%**	**5.69%**	**6.22%**

The discount rate reflects a rate of return on high quality fixed income investments that match the duration of expected benefit payments. The Company has typically used returns on long-term, high-quality corporate AA bonds as a benchmark in establishing this assumption.

The health-care cost trend rates used in valuing the Company's post-retirement benefit obligations are established based upon actual health-care trends and consultation with actuaries and benefit providers. The following assumptions were used as of December 31, 2012:

	US	Canada	Brazil
2013 increase in per capita cost	**7.10%**	**7.35%**	**7.74%**
Ultimate trend	**4.50%**	**4.50%**	**7.74%**
Year ultimate trend reached	**2028**	**2031**	**2012**

The sensitivities of service cost and interest cost and year-end benefit obligations to changes in health care trend rates for the postretirement benefit plans as of December 31, 2012 are as follows:

In millions	2012
One-percentage point increase in trend rates	
Increase in service cost and interest cost components	**$ 1**
Increase in year-end benefit obligations	**$11**
One-percentage point decrease in trend rates	
Decrease in service cost and interest cost components	**$(1)**
Decrease in year-end benefit obligations	**$(9)**

The following benefit payments, which reflect anticipated future service, as appropriate, are expected to be made under the Company's postretirement benefit plans:

In millions	
2013	**$ 2**
2014	**2**
2015	**3**
2016	**3**
2017	**3**
Years 2018 – 2022	**$20**

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 provides a federal subsidy to employers sponsoring retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. The Company receives a Medicare Part D subsidy for certain retirees. The impact of the Medicare Part D subsidy is not significant.

Multiemployer Plans The Company participates in and contributes to one multiemployer benefit plan under the terms of a collective bargaining agreement that cover certain union-represented employees and retirees in the US. The plan covers medical and dental benefits for active hourly employees and retirees represented by the United States Steel Workers Union for certain US locations.

The risks of participating in this multiemployer plan are different from single-employer plans. This plan receives contributions from two or more unrelated employers pursuant to one or more collective bargaining agreements and the assets contributed by one employer may be used to fund the benefits of all employees covered within the plan.

The Company is required to make contributions to this plan as determined by the terms and conditions of the collective bargaining agreements and plan terms. For the years ended December 31, 2012, 2011 and 2010, the Company made regular contributions of $12 million, $9 million and $2 million, respectively, to this multi-employer plan. Increases in regular contributions were due to one additional Company location becoming a member of the multi-employer plan as discussed above and due to partial year contributions reflected in certain locations due to the National Starch acquisition. The Company cannot currently estimate the amount of multi-employer plan contributions that will be required in 2013 and future years, but these contributions could increase due to healthcare cost trends.

Note 10. Supplementary Information

Balance Sheets

In millions	2012	2011
Accounts receivable – net:		
Accounts receivable – trade	**$707**	**$683**
Accounts receivable – other	**117**	**165**
Allowance for doubtful accounts	**(10)**	**(11)**
Total accounts receivable – net	**$814**	**$837**
Inventories:		
Finished and in process	**$475**	**$436**
Raw materials	**313**	**294**
Manufacturing supplies	**46**	**39**
Total inventories	**$834**	**$769**
Accrued liabilities:		
Compensation expenses	**$90**	**$85**
Income taxes payable	**25**	**36**
Dividends payable	**20**	**15**
Accrued interest	**16**	**15**
Taxes payable other than income taxes	**33**	**31**
Other	**81**	**67**
Total accrued liabilities	**$265**	**$249**
Non-current liabilities:		
Employees' pension, indemnity, and retirement	**$235**	**$180**
Other	**62**	**63**
Total non-current liabilities	**$297**	**$243**

Statements of Income

In millions	2012	2011	2010
Other income – net:			
Gain from change in benefit plan in North America	**$ 5**	**$ –**	**$ –**
Gain from sale of land	**2**	**–**	**–**
NAFTA award	**–**	**58**	**–**
Gain from change in a postretirement plan	**–**	**30**	**–**
Gain on investment	**–**	**–**	**2**
Other	**15**	**10**	**8**
Other income – net	**$22**	**$98**	**$10**
Financing costs – net:			
Interest expense, net of amounts capitalized[a]	**$77**	**$81**	**$68**
Interest income	**(10)**	**(5)**	**(6)**
Foreign currency transaction losses	**–**	**2**	**2**
Financing costs – net	**$67**	**$78**	**$64**

(a) Interest capitalized amounted to $6 million, $5 million and $3 million in 2012, 2011 and 2010, respectively.

Statements of Cash Flow

In millions	2012	2011	2010
Interest paid	**$72**	**$85**	**$50**
Income taxes paid	**133**	**177**	**98**
Noncash investing and financing activities:			
Assumption of debt in connection with acquisition	**–**	**–**	**11**

Natural Gas Purchase Agreement On January 20, 2006, Ingredion Brasil Ingredientes Industriais Ltda. ("Ingredion Brazil"), the Company's wholly-owned Brazilian subsidiary entered into a Natural Gas Purchase and Sale Agreement (the "Agreement") with Companhia de Gas de Sao Paulo – Comgas ("Comgas"). Pursuant to the terms of the Agreement, Comgas supplies natural gas to the cogeneration facility at Ingredion Brazil's Mogi Guacu plant. This agreement will expire on March 31, 2023, unless extended or terminated under certain conditions specified in the Agreement. During the term of the Agreement, Ingredion Brazil is obligated to purchase from Comgas, and Comgas is obligated to provide to Ingredion Brazil, certain minimum quantities of natural gas that are specified in the Agreement. The price for such quantities of natural gas is determined pursuant to a formula set forth in the Agreement. The price may vary based upon: gas commodity costs and transportation costs, which are adjusted annually; the distribution margin which is set by the Brazilian Commission of Public Energy Services; and the fluctuation of exchange rates between the US dollar and the Brazilian real. The Company estimates that the total minimum expenditures by Ingredion Brazil through the remaining term of the Agreement will be approximately $195 million based on current exchange rates as of December 31, 2012 and estimates regarding the application of the formula set forth in the Agreement, spread evenly over the remaining term of the Agreement. Ingredion Brazil will make payments of approximately $19 million in each of the next five years in accordance with the Agreement. The amount of gas purchased under this Agreement for the years ended December 31, 2012, 2011 and 2010 was approximately $25 million, $26 million and $24 million, respectively.

Note 11. Redeemable Common Stock

The Company had an agreement with certain common stockholders (collectively the "holder"), relating to 500,000 shares of our common stock, that provided the holder with the right to require us to repurchase those common shares for cash at a price equal to the average of the closing per share market price of our common stock for the 20 trading days immediately preceding the date that the holder exercised the put option. This put option was exercisable at any time, until January 2010, when it expired. The shares associated with the put option were classified as redeemable common stock in our consolidated balance sheet prior to the expiration of the put option. The carrying value of the redeemable common stock was $14 million at December 31, 2009 based on the average of the closing per share market price of the Company's common stock for the 20 trading days immediately preceding December 31, 2009 ($29.03 per share). Effective with the expiration of the agreement, the Company discontinued reporting the shares as redeemable common stock and reclassified the $14 million from redeemable common stock to additional paid-in capital.

Note 12. Equity

Preferred Stock

The Company has authorized 25 million shares of $0.01 par value preferred stock, none of which were issued or outstanding as of December 31, 2012 and 2011.

Treasury Stock

The Company reacquired 44,674, 73,260 and 51,999 shares of its common stock during 2012, 2011 and 2010, respectively, by both repurchasing shares from employees under the stock incentive plan and through the cancellation of forfeited restricted stock. The Company repurchased shares from employees at average purchase prices of $58.59, $47.48 and $33.53, or fair value at the date of purchase, during 2012, 2011 and 2010, respectively. All of the acquired shares are held as common stock in treasury, less shares issued to employees under the stock incentive plan.

On November 17, 2010, the Board of Directors authorized an extension of the Company's stock repurchase program permitting the Company to purchase up to 5 million of its outstanding common shares through November 30, 2015. The stock repurchase program was authorized by the Board of Directors on November 7, 2007 and would have expired on November 30, 2010. In 2012, the Company repurchased 300,000 common shares in open market transactions at a cost of approximately $15 million. In 2011, the Company repurchased 1,000,000 common shares in open market transactions at a cost of approximately $45 million. In 2010, the Company repurchased 100,000 common shares in open market transactions at a cost of approximately $4 million. At December 31, 2012, the Company had 3,385,382 shares available to be repurchased under its program. The parameters of the Company's stock repurchase program are not established solely with reference to the dilutive impact of shares issued under the Company's stock incentive plan. However, the Company expects that, over time, share repurchases will offset the dilutive impact of shares issued under the stock incentive plan.

Set forth below is a reconciliation of common stock share activity for the years ended December 31, 2010, 2011 and 2012:

Shares of common stock, in thousands	Issued	Held in Treasury	Redeemable Shares	Outstanding
Balance at December 31, 2009	**75,320**	**434**	**500**	**74,386**
Issuance of restricted stock as compensation	**66**	**(19)**	**–**	**85**
Issuance under incentive and other plans	**42**	**(2)**	**–**	**44**
Stock options exercised	**607**	**(552)**	**–**	**1,159**
Purchase/acquisition of treasury stock	**–**	**151**	**–**	**(151)**
Expiration of put option (see Note 11)	**–**	**–**	**(500)**	**500**
Balance at December 31, 2010	**76,035**	**12**	**–**	**76,023**
Issuance of restricted stock units as compensation	**56**	**–**	**–**	**56**
Issuance under incentive and other plans	**91**	**(9)**	**–**	**100**
Stock options exercised	**640**	**(137)**	**–**	**777**
Purchase/acquisition of treasury stock	**–**	**1,073**	**–**	**(1,073)**
Balance at December 31, 2011	**76,822**	**939**	**–**	**75,883**
Issuance of restricted stock units as compensation	**–**	**(6)**	**–**	**6**
Issuance under incentive and other plans	**–**	**(142)**	**–**	**142**
Stock options exercised	**320**	**(993)**	**–**	**1,313**
Purchase/acquisition of treasury stock	**–**	**312**	**–**	**(312)**
Balance at December 31, 2012	**77,142**	**110**	**–**	**77,032**

Share-based Payments

The Company has a stock incentive plan ("SIP") administered by the compensation committee of its Board of Directors that provides for the granting of stock options, restricted stock and other stock-based awards to certain key employees. A maximum of 8 million shares were originally authorized for awards under the SIP. As of December 31, 2012, 3.7 million shares were available for future grants under the SIP. Shares covered by awards that expire, terminate or lapse will again be available for the grant of awards under the SIP. Total share-based compensation expense for 2012 was $12 million, net of income tax effect of $5 million. Total share-based compensation expense for 2011 was $11 million, net of income tax effect of $5 million. Total share-based compensation expense for 2010 was $8 million, net of income tax effect of $4 million.

The Company grants nonqualified options to purchase shares of the Company's common stock. The stock options have a ten-year life and are exercisable upon vesting, which occurs evenly over a three-year period at the anniversary dates of the date of grant. Compensation expense is recognized on a straight-line basis for awards. As of December 31, 2012, certain of these nonqualified options have been forfeited due to the termination of employees.

The fair value of stock option awards was estimated at the grant dates using the Black-Scholes option-pricing model with the following assumptions:

	2012	2011	2010
Expected life (in years)	**5.8**	**5.8**	**5.8**
Risk-free interest rate	**1.1%**	**2.8%**	**2.7%**
Expected volatility	**33.3%**	**32.7%**	**33.1%**
Expected dividend yield	**1.2%**	**1.2%**	**1.9%**

The expected life of options represents the weighted-average period of time that options granted are expected to be outstanding giving consideration to vesting schedules and the Company's historical exercise patterns. The risk-free interest rate is based on the US Treasury yield curve in effect at the time of the grant for periods corresponding with the expected life of the options. Expected volatility is based on historical volatilities of the Company's common stock. Dividend yields are based on historical dividend payments. The weighted average fair value of options granted during 2012, 2011 and 2010 was estimated to be $16.16, $15.17 and $8.41, respectively.

A summary of stock option transactions for the last three years follows:

Shares in thousands	Stock Option Shares	Stock Option Price Range	Weighted Average per Share Exercise Price for Stock Options
Outstanding at December 31, 2009	**4,842**	**$11.37 to $40.71**	**$25.32**
Granted	**828**	**28.75 to 33.63**	**28.95**
Exercised	**(1,158)**	**11.37 to 34.93**	**19.29**
Cancelled	**(78)**	**25.58 to 34.36**	**29.68**
Outstanding at December 31, 2010	**4,434**	**14.17 to 40.71**	**27.49**
Granted	**438**	**47.95 to 52.64**	**47.96**
Exercised	**(777)**	**14.17 to 40.71**	**24.24**
Cancelled	**(65)**	**18.31 to 47.95**	**30.60**
Outstanding at December 31, 2011	**4,030**	**14.33 to 52.64**	**30.29**
Granted	**460**	**55.95 to 57.33**	**55.96**
Exercised	**(1,409)**	**14.33 to 47.95**	**26.80**
Cancelled	**(49)**	**25.58 to 55.95**	**39.29**
Outstanding at December 31, 2012	**3,032**	**16.92 to 57.33**	**35.66**

The intrinsic values of stock options exercised during 2012, 2011 and 2010 were approximately $46 million, $22 million and $22 million, respectively. For the years ended December 31, 2012, 2011 and 2010, cash received from the exercise of stock options was $34 million, $18 million and $22 million, respectively. The excess income tax benefit realized from share-based compensation was $11 million, $6 million and $6 million in 2012, 2011 and 2010, respectively. As of December 31, 2012, the unrecognized compensation cost related to non-vested stock options totaled $8 million, which will be amortized over the weighted-average period of approximately one year.

The following table summarizes information about stock options outstanding at December 31, 2012:

Options in thousands	Options Outstanding	Weighted Average Exercise Price per Share	Average Remaining Contractual Life (Years)	Options Exercisable	Weighted Average Exercise Price per Share
Range of Exercise Prices					
$16.92 to 17.20	**87**	**$16.92**	**0.8**	**87**	**$16.92**
$22.93 to 28.67	**723**	**25.47**	**4.1**	**723**	**25.47**
$28.68 to 34.40	**1,368**	**31.94**	**5.7**	**1,150**	**32.50**
$45.86 to 51.60	**403**	**47.95**	**8.1**	**131**	**47.95**
$51.61 to 57.33	**451**	**55.95**	**9.1**	**–**	**52.64**
	3,032	**$35.66**	**6.0**	**2,091**	**$30.39**

Stock options outstanding at December 31, 2012 had an aggregate intrinsic value of approximately $87 million and an average remaining contractual life of 6.0 years. Stock options exercisable at December 31, 2012 had an aggregate intrinsic value of approximately $71 million and an average remaining contractual life of 4.9 years. Stock options outstanding at December 31, 2011 had an aggregate intrinsic value of approximately $90 million and an average remaining contractual life of 6.0 years. Stock options exercisable at December 31, 2011 had an aggregate intrinsic value of approximately $70 million and an average remaining contractual life of 5.1 years.

In addition to stock options, the Company awards shares of restricted common stock and restricted stock units to certain key employees. The restricted shares and restricted units issued under the plan are subject to cliff vesting, generally after three to five years provided the employee remains in the service of the Company. Expense is recognized on a straight-line basis over the vesting period taking into account an estimated forfeiture rate. The fair value of the restricted stock and restricted units is determined based upon the number of shares granted and the quoted market price of the Company's common stock at the date of the grant. The compensation expense recognized for restricted stock and restricted stock units was $6 million in 2012, $4 million in 2011 and $3 million in 2010.

The following table summarizes restricted stock and restricted stock unit activity for the last three years:

Shares in thousands	Number of Restricted Shares	Weighted Average Fair Value per Share	Number of Restricted Units	Weighted Average Fair Value per Share
Non-vested at				
December 31, 2009	**235**	**$29.60**	**146**	**$27.17**
Granted	**30**	**30.86**	**25**	**40.82**
Vested	**(76)**	**28.90**	**(56)**	**25.81**
Cancelled	**(8)**	**30.78**	**(2)**	**45.21**
Non-vested at				
December 31, 2010	**181**	**$30.04**	**113**	**$30.56**
Granted	**–**	**–**	**182**	**48.04**
Vested	**(34)**	**27.56**	**(56)**	**26.08**
Cancelled	**(11)**	**29.74**	**(4)**	**47.98**
Non-vested at				
December 31, 2011	**136**	**$30.69**	**235**	**$44.24**
Granted	**–**	**–**	**174**	**55.69**
Vested	**(37)**	**33.73**	**(9)**	**37.57**
Cancelled	**(4)**	**25.58**	**(15)**	**44.95**
Non-vested at				
December 31, 2012	**95**	**$29.69**	**385**	**$49.77**

The total fair value of restricted stock that vested in 2012, 2011 and 2010 was $1 million, $1 million and $2 million, respectively. The total fair value of restricted stock units that vested in 2012, 2011 and 2010 was $0.3 million, $1 million and $1 million, respectively.

At December 31, 2012, there was $0.5 million of unrecognized compensation cost related to restricted stock that will be amortized on a weighted-average basis over 1.0 years. At December 31, 2012, the total remaining unrecognized compensation cost related to restricted units was $10 million which will be amortized on a weighted-average basis over approximately 1.8 years. The recognized compensation cost related to restricted shares and restricted stock units totaling $11 million at December 31, 2012 is included in share-based payments subject to redemption in the Consolidated Balance Sheet.

Other Share-based Awards Under the SIP

Under the compensation agreement with the Board of Directors at least 50 percent of a director's compensation is awarded based on each director's election to receive such compensation in the form of restricted stock units, which have investment returns equal to changes in value of the Company's common stock with dividends being reinvested. Stock units under this plan vest immediately. The compensation expense relating to this plan included in the Consolidated Statements of Income for 2012, 2011 and 2010 was not material. At December 31, 2012, there were approximately 238,000 share units outstanding under this plan at a carrying value of approximately $7 million.

The Company has a long-term incentive plan for officers in the form of performance shares. The ultimate payment for performance shares awarded in 2010, 2011 and 2012 to be paid in 2013, 2014 and 2015 are based solely on the Company's stock performance as compared to the stock performance of a peer group. Compensation expense is based on the fair value of the performance shares at the grant date, established using a Monte Carlo simulation model. The total compensation expense for these awards is amortized over a three-year service period. Compensation expense relating to these awards included in the Consolidated Statements of Income for 2012, 2011 and 2010 was $4 million, $6 million and $3 million, respectively. As of December 31, 2012, the unrecognized compensation cost relating to these plans was $4 million, which will be amortized over the remaining requisite service periods of 1 to 2 years. The recognized compensation cost related to these awards totaling $8 million at December 31, 2012 is included in share-based payments subject to redemption in the Consolidated Balance Sheet.

Accumulated Other Comprehensive Loss

A summary of accumulated other comprehensive income (loss) for the years ended December 31, 2010, 2011 and 2012 is presented below:

In millions	Currency Translation Adjustment	Deferred Gain/(Loss) on Hedging Activities	Pension Liability Adjustment	Unrealized Gain (Loss) on Investment	Accumulated Other Comprehensive Income/(Loss)
Balance, December 31, 2009	**$(228)**	**$ (33)**	**$(45)**	**$(2)**	**$(308)**
Gains on cash flow hedges, net of income tax effect of $12		**20**			**20**
Amount of losses on cash flow hedges reclassified to earnings, net of income tax effect of $34		**54**			**54**
Actuarial loss on pension and other postretirement obligations, settlements and plan amendments, net of income tax of $4			**(7)**		**(7)**
Losses related to pension and other postretirement obligations reclassified to earnings, net of income tax of $2			**3**		**3**
Currency translation adjustment	**48**				**48**
Balance, December 31, 2010	**$(180)**	**$ 41**	**$(49)**	**$(2)**	**$(190)**
Gains on cash flow hedges, net of income tax effect of $19		**29**			**29**
Amount of gains on cash flow hedges reclassified to earnings, net of income tax effect of $61		**(105)**			**(105)**
Actuarial loss on pension and other postretirement obligations, settlements and plan amendments, net of income tax of $4			**(10)**		**(10)**
Gains related to pension and other postretirement obligations reclassified to earnings, net of income tax of $5			**(11)**		**(11)**
Currency translation adjustment	**(126)**				**(126)**
Balance, December 31, 2011	**$(306)**	**$(35)**	**$(70)**	**$(2)**	**$(413)**
Gains on cash flow hedges, net of income tax effect of $25		**43**			**43**
Amount of gains on cash flow hedges reclassified to earnings, net of income tax effect of $15		**(25)**			**(25)**
Actuarial loss on pension and other postretirement obligations, settlements and plan amendments, net of income tax of $27			**(56)**		**(56)**
Losses related to pension and other postretirement obligations reclassified to earnings, net of income tax of $2			**5**		**5**
Currency translation adjustment	**(29)**				**(29)**
Balance, December 31, 2012	**$(335)**	**$(17)**	**$(121)**	**$(2)**	**$(475)**

Note 13. Mexican Tax on Beverages Sweetened with HFCS

On January 1, 2002, a discriminatory tax on beverages sweetened with high fructose corn syrup ("HFCS") approved by the Mexican Congress late in 2001, became effective. In response to the enactment of the tax, which at the time effectively ended the use of HFCS for beverages in Mexico, the Company ceased production of HFCS 55 at its San Juan del Rio plant, one of its three plants in Mexico. Over time, the Company resumed production and sales of HFCS and by 2006 had returned to levels attained prior to the imposition of the tax as a result of certain customers having obtained court rulings exempting them from paying the tax. The Mexican Congress repealed this tax effective January 1, 2007.

On October 21, 2003, the Company submitted, on its own behalf and on behalf of its Mexican affiliate, CPIngredientes, S.A. de C.V. (previously known as Compania Proveedora de Ingredientes), a Request for Institution of Arbitration Proceedings Submitted Pursuant to Chapter 11 of the North American Free Trade Agreement ("NAFTA") (the "Request"). The Request was submitted to the Additional Office of the International Centre for Settlement of Investment Disputes and was brought against the United Mexican States. In the Request, the Company asserted that the imposition by Mexico of a discriminatory tax on beverages containing HFCS in force from 2002 through 2006 breached various obligations of Mexico under the investment protection provisions of NAFTA. The case was bifurcated into two phases, liability and damages, and a hearing on liability was held before a Tribunal in July 2006. In a Decision dated January 15, 2008, the Tribunal unanimously held that Mexico had violated NAFTA Article 1102, National Treatment, by treating beverages sweetened with HFCS produced by foreign companies differently than those sweetened with domestic sugar. In July 2008, a hearing regarding the quantum of damages was held before the same Tribunal. The Company sought damages and pre- and post-judgment interest totaling $288 million through December 31, 2008.

In an award rendered August 18, 2009, the Tribunal awarded damages to CPIngredientes in the amount of $58.4 million, as a result of the tax and certain out-of-pocket expenses incurred by CPIngredientes, together with accrued interest. On October 1, 2009, the Company submitted to the Tribunal a request for correction of this award to avoid effective double taxation on the amount of the award in Mexico.

On March 26, 2010, the Tribunal issued a correction of its August 18, 2009 damages award. While the amount of damages had not changed, the decision made the damages payable to Ingredion Incorporated (formerly Corn Products International, Inc.) instead of CPIngredientes.

On January 24 and 25, 2011, the Company received cash payments totaling $58.4 million from the Government of the United Mexican States pursuant to the corrected award. Mexico made these payments pursuant to an agreement with Ingredion Incorporated that provides for terminating pending post-award litigation and waiving post-award interest. The $58.4 million award is included in other income in the Company's Consolidated Statement of Income for 2011.

Note 14. Segment Information

The Company is principally engaged in the production and sale of starches and sweeteners for a wide range of industries, and is managed geographically on a regional basis. The Company's operations are classified into four reportable business segments: North America, South America, Asia Pacific and Europe, Middle East and Africa ("EMEA"). Its North America segment includes businesses in the United States, Canada and Mexico. The Company's South America segment includes businesses in Brazil, Colombia, Ecuador, Peru and the Southern Cone of South America, which includes Argentina, Chile and Uruguay. Its Asia Pacific segment includes businesses in Korea, Thailand, Malaysia, China, Japan, Indonesia, the Philippines, Singapore, India, Australia and New Zealand. The Company's EMEA segment includes businesses in the United Kingdom, Germany, South Africa, Pakistan and Kenya.

In millions	2012	2011	2010
Net sales to unaffiliated customers:			
North America	**$3,741**	**$3,356**	**$2,439**
South America	**1,462**	**1,569**	**1,241**
Asia Pacific	**816**	**764**	**433**
EMEA	**513**	**530**	**254**
Total	**$6,532**	**$6,219**	**$4,367**
Operating income:			
North America	**$ 408**	**$ 322**	**$ 249**
South America	**198**	**203**	**163**
Asia Pacific	**95**	**79**	**28**
EMEA	**78**	**84**	**37**
Corporate	**(78)**	**(64)**	**(51)**
Subtotal	**701**	**624**	**426**
Restructuring/impairment charges[a]	**(36)**	**(10)**	**(25)**
Gain from change in benefit plans	**5**	**30**	**–**
Integration/acquisition costs	**(4)**	**(31)**	**(35)**
Gain from land sale	**2**	**–**	**–**
NAFTA award	**–**	**58**	**–**
Charge for fair value mark-up of acquired inventory	**–**	**–**	**(27)**
Total	**$ 668**	**$ 671**	**$ 339**
Total assets:			
North America	**$3,116**	**$2,879**	**$2,727**
South America	**1,230**	**1,218**	**1,178**
Asia Pacific	**730**	**757**	**676**
EMEA	**516**	**463**	**459**
Total	**$5,592**	**$5,317**	**$5,040**
Depreciation and amortization:			
North America	**$ 130**	**$ 128**	**$ 96**
South America	**44**	**47**	**42**
Asia Pacific	**24**	**23**	**13**
EMEA	**13**	**13**	**4**
Total	**$ 211**	**$ 211**	**$ 155**
Capital expenditures:			
North America	**$ 162**	**$ 119**	**$ 73**
South America	**75**	**84**	**65**
Asia Pacific	**33**	**24**	**10**
EMEA	**43**	**36**	**11**
Total	**$ 313**	**$ 263**	**$ 159**

(a) For 2012, includes $20 million of charges for impaired assets and restructuring costs in Kenya, $11 million of charges to write-down certain equipment as part of the Company's North American manufacturing optimization plan and $5 million of charges for impaired assets in China and Colombia. For 2011, includes $10 million of charges to write-down certain equipment as part of the Company's North American manufacturing optimization plan. For 2010, includes a $19 million write-off of impaired assets in Chile and a charge of $6 million principally consisting of employee severance and related benefit costs associated with the termination of employees in Chile.

The following table presents net sales to unaffiliated customers by country of origin for the last three years:

Net Sales

In millions	2012	2011	2010
United States	**$2,035**	**$1,863**	**$1,157**
Mexico	**1,143**	**957**	**863**
Brazil	**731**	**841**	**662**
Canada	**564**	**536**	**419**
Argentina	**356**	**344**	**243**
Korea	**306**	**284**	**235**
Others	**1,397**	**1,394**	**788**
Total	**$6,532**	**$6,219**	**$4,367**

The following table presents long-lived assets by country at December 31:

Long-lived Assets

In millions	2012	2011	2010
United States	**$1,176**	**$1,197**	**$1,183**
Mexico	**434**	**421**	**430**
Brazil	**387**	**415**	**443**
Canada	**204**	**194**	**198**
Thailand	**161**	**154**	**162**
Argentina	**162**	**160**	**155**
Germany	**171**	**147**	**134**
United Kingdom	**79**	**77**	**80**
Korea	**91**	**83**	**87**
Others	**346**	**348**	**345**
Total	**$3,211**	**$3,196**	**$3,217**

Note 15. Commitments and Contingencies

As previously reported, on April 22, 2011, Western Sugar and two other sugar companies filed a complaint in the U.S. District Court for the Central District of California against the Corn Refiners Association ("CRA") and certain of its member companies, including the Company, alleging false and/or misleading statements relating to high fructose corn syrup in violation of the Lanham Act and California's unfair competition law. The complaint seeks injunctive relief and unspecified damages. On May 23, 2011, the plaintiffs amended the complaint to add additional plaintiffs, among other reasons.

On July 1, 2011, the CRA and the member companies in the case filed a motion to dismiss the first amended complaint on multiple grounds. On October 21, 2011, the U.S. District Court for the Central District of California dismissed all Federal and state claims against the Company and the other members of the CRA, with leave for the plaintiffs to amend their complaint, and also dismissed all state law claims against the CRA.

The state law claims against the CRA were dismissed pursuant to a California law known as the anti-SLAPP (Strategic Lawsuit Against Public Participation) statute, which, according to the court's opinion, allows early dismissal of meritless first amendment cases aimed at chilling expression through costly, time-consuming litigation. The court held that the CRA's statements were protected speech made in a public forum in connection with an issue of public interest (high fructose corn syrup). Under the anti-SLAPP statute, the CRA is entitled to recover its attorney's fees and costs from the plaintiffs.

On November 18, 2011, the plaintiffs filed a second amended complaint against certain of the CRA member companies, including the Company, seeking to reinstate the federal law claims, but not the state law claims, against certain of the CRA member companies, including the Company. On December 16, 2011, the CRA member companies filed a motion to dismiss the second amended complaint on multiple grounds. On July 31, 2012, the U.S. District Court for the Central District of California denied the motion to dismiss for all CRA member companies other than Roquette America, Inc.

On September 4, 2012, the Company and the other CRA member companies that remain defendants in the case filed an answer to the plaintiffs' second amended complaint that, among other things, added a counterclaim against the Sugar Association. The counterclaim alleges that the Sugar Association has made false and misleading statements that processed sugar differs from high fructose corn syrup in ways that are beneficial to consumers' health (i.e., that consumers will be healthier if they consume foods and beverages containing processed sugar instead of high fructose corn syrup). The counterclaim, which was filed in the U.S. District Court for the Central District of California, seeks injunctive relief and unspecified damages. Although the counterclaim was initially only filed against the Sugar Association, the Company and the other CRA member companies that remain defendants in the Western Sugar case have reserved the right to add other plaintiffs to the counterclaim in the future.

On October 29, 2012, the Sugar Association and the other plaintiffs filed a motion to dismiss the counterclaim and certain related portions of the defendants' answer, each on multiple grounds. On December 10, 2012, the remaining member companies which are defendants in the case responded to the motion to dismiss the counterclaim. On January 14, 2013, the plaintiffs filed a reply to the defendants' response to the motion to dismiss. The motion to dismiss the counterclaim is still pending before the court.

The Company continues to believe that the second amended complaint is without merit and intends to vigorously defend this case. In addition, the Company intends to vigorously pursue its rights in connection with the counterclaim.

The Company is currently subject to various other claims and suits arising in the ordinary course of business, including certain environmental proceedings. The Company does not believe that the results of such legal proceedings, even if unfavorable to the Company, will be material to the Company. There can be no assurance, however, that such claims or suits or those arising in the future, whether taken individually or in the aggregate, will not have a material adverse effect on the Company's financial condition or results of operations.

Quarterly Financial Data (Unaudited)

Summarized quarterly financial data is as follows:

In millions, except per share amounts	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr[a]
2012				
Net sales before shipping and handling costs	**$1,658**	**$1,720**	**$1,764**	**$1,726**
Less: shipping and handling costs	**84**	**85**	**85**	**82**
Net sales	**$1,574**	**$1,635**	**$1,679**	**$1,644**
Gross profit	**296**	**295**	**313**	**333**
Net income attributable to Ingredion	**94**	**109**	**113**	**112**
Basic earnings per common share of Ingredion	**$ 1.23**	**$ 1.42**	**$ 1.47**	**$ 1.45**
Diluted earnings per common share of Ingredion	**$ 1.21**	**$ 1.40**	**$ 1.45**	**$ 1.42**
2011				
Net sales before shipping and handling costs	**$1,536**	**$1,667**	**$1,712**	**$1,629**
Less: shipping and handling costs	**76**	**82**	**84**	**81**
Net sales	**$1,460**	**$1,585**	**$1,628**	**$1,548**
Gross profit	**298**	**272**	**276**	**280**
Net income attributable to Ingredion	**154**	**79**	**88**	**95**
Basic earnings per common share of Ingredion	**$ 2.01**	**$ 1.03**	**$ 1.15**	**$ 1.25**
Diluted earnings per common share of Ingredion	**$ 1.97**	**$ 1.01**	**$ 1.12**	**$ 1.22**

(a) Fourth quarter 2012 includes a charge of $9 million ($9 million after-tax, or $0.11 per diluted common share) relating to the restructuring of the Kenyan operations, a gain of $5 million ($3 million after-tax, or $0.04 per diluted common share) associated with a change in a benefit plan in North America and a gain of $2 million ($2 million after-tax, or $0.02 per diluted common share) from the sale of land. Fourth quarter 2011 includes a gain of $30 million ($18 million after-tax, or $0.23 per diluted common share) pertaining to a change in a postretirement plan, integration costs of $11 million ($7 million after-tax, or $0.09 per diluted common share) pertaining to the integration of National Starch and a restructuring charge of $4 million ($3 million after-tax, or $0.03 per diluted common share) relating to the Company's North American manufacturing optimization plan.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and our Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2012. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures (a) are effective in providing reasonable assurance that all material information required to be filed in this report has been recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (b) are designed to ensure that information required to be disclosed in the reports we file or submit under the Securities Exchange Act of 1934, as amended is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. This system of internal controls is designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded and executed in accordance with management's authorization.

Internal control over financial reporting includes those policies and procedures that:

1. Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets.
2. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors.
3. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements.

Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework of *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012. The effectiveness of our internal control over financial reporting has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their attestation report included herein.

Item 9B. Other Information

None.

Item 10. Directors, Executive Officers and Corporate Governance

The information contained under the headings "Proposal 1. Election of Directors," "The Board and Committees" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement for the Company's 2013 Annual Meeting of Stockholders (the "Proxy Statement") is incorporated herein by reference. The information regarding executive officers called for by Item 401 of Regulation S-K is included in Part 1 of this report under the heading "Executive Officers of the Registrant." The Company has adopted a code of ethics that applies to its principal executive officer, principal financial officer, and controller. The code of ethics is posted on the Company's Internet website, which is found at www.ingredion.com. The Company intends to include on its website any amendments to, or waivers from, a provision of its code of ethics that applies to the Company's principal executive officer, principal financial officer or controller that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K.

Item 11. Executive Compensation

The information contained under the headings "Executive Compensation," "Compensation Committee Report," "Director Compensation" and "Compensation Committee Interlocks and Insider Participation" in the Proxy Statement is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained under the headings "Equity Compensation Plan Information as of December 31, 2012" and "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information contained under the headings "Review and Approval of Transactions with Related Persons," "Certain Relationships and Related Transactions" and "Independence of Board Members" in the Proxy Statement is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information contained under the heading "2012 and 2011 Audit Firm Fee Summary" in the Proxy Statement is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

Item 15(a)(1) Consolidated Financial Statements

Financial Statements (see Item 8 of the Table of Contents of this report).

Item 15(a)(2) Financial Statement Schedules

All financial statement schedules have been omitted because the information either is not required or is otherwise included in the consolidated financial statements and notes thereto.

Item 15(a)(3) Exhibits

The following list of exhibits includes both exhibits submitted with this Form 10-K as filed with the SEC and those incorporated by reference from other filings.

Exhibit No.	Description
3.1[a]	Amended and Restated Certificate of Incorporation of the Company, filed as Exhibit 3.1 to the Company's Registration Statement on Form 10, File No. 1-13397.
3.2[a]	Certificate of Elimination of Series A Junior Participating Preferred Stock of Corn Products International, Inc., filed on May 25, 2010 as Exhibit 10.5 to the Company's Current Report on Form 8-K dated May 19, 2010, File No. 1-3397.
3.3[a]	Amendments to Amended and Restated Certificate of Incorporation filed on April 9, 2010 as Appendix A to the Company's Proxy Statement for its 2010 Annual Meeting of Stockholders, File No. 1-3397.
3.4	Certificate of Amendment of Certificate of Amended and Restated Certificate of Incorporation of the Company.
3.5[a]	Amended By-Laws of the Company, filed on December 17, 2012 as Exhibit 3.1 to the Company's Current Report on Form 8-K dated December 14, 2012, File No. 1-13397.
4.1[a]	Revolving Credit Agreement dated October 22, 2012, among Ingredion Incorporated, the lenders signatory thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., Citibank, N.A. and Bank of Montreal, as Co-Syndication Agents, and Mizuho Corporate Bank (USA), U.S. Bank National Association and Branch Banking and Trust Company, as Co-Documentation Agents filed on October 25, 2012 as Exhibit 4.1 to the Company's Current Report on Form 8-K dated October 22, 2012, File No. 1-13397.
4.2[a]	Private Shelf Agreement, dated as of March 25, 2010 by and between Corn Products International, Inc. and Prudential Investment Management, Inc., filed on May 5, 2010 as Exhibit 4.10 to the Company's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2010.
4.3[a]	Amendment No. 1 to Private Shelf Agreement, dated as of February 25, 2011 by and between Corn Products International, Inc. and Prudential Investment Management, Inc., filed on May 6, 2011 as Exhibit 4.11 to the Company's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2011.
4.4	Amendment No. 2 to Private Shelf Agreement, dated as of December 21, 2012 by and between Ingredion Incorporated and Prudential Investment Management, Inc.
4.5[a]	Indenture Agreement dated as of August 18, 1999 between the Company and The Bank of New York, as Trustee, filed on August 27, 1999 as Exhibit 4.1 to the Company's Current Report on Form 8-K, File No. 1-13397.
4.6[a]	Third Supplemental Indenture dated as of April 10, 2007 between Corn Products International, Inc. and The Bank of New York Trust Company, N.A., as trustee, filed on April 10, 2007 as Exhibit 4.3 to the Company's Current Report on Form 8-K, dated April 10, 2007, File No. 1-13397.
4.7[a]	Fourth Supplemental Indenture dated as of April 10, 2007 between Corn Products International, Inc. and The Bank of New York Trust Company, N.A., as trustee, filed on April 10, 2007 as Exhibit 4.4 to the Company's Current Report on Form 8-K dated April 10, 2007, File No. 1-13397.
4.8[a]	Fifth Supplemental Indenture, dated September 17, 2010, between Corn Products International, Inc. and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to The Bank of New York), as trustee, filed on September 20, 2010 as Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 14, 2010, File No. 1-13397.
4.9[a]	Sixth Supplemental Indenture, dated September 17, 2010, between Corn Products International, Inc. and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to The Bank of New York), as trustee, filed on September 20, 2010 as Exhibit 4.2 to the Company's Current Report on Form 8-K dated September 14, 2010, File No. 1-13397.
4.10[a]	Seventh Supplemental Indenture, dated September 17, 2010, between Corn Products International, Inc. and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to The Bank of New York), as trustee, filed on September 20, 2010 as Exhibit 4.3 to the Company's Current Report on Form 8-K dated September 14, 2010, File No. 1-13397.
4.11[a]	Eighth Supplemental Indenture, dated September 20, 2012, between Ingredion Incorporated and The Bank of New York Mellon Trust Company, N.A. (as successor trustee to The Bank of New York), as trustee, filed on September 21, 2012 as Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 20, 2012, File No. 1-13397.
10.1[a][c]	Stock Incentive Plan as effective July 18, 2012 filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2012, File No. 1-13397.
10.2[b][c]	Deferred Stock Unit Plan of the Company.
10.3[a][c]	Form of Severance Agreement entered into by Ilene S. Gordon, Cheryl K. Beebe and Jack C. Fortnum, filed on May 6, 2008 as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2008, File No. 1-13397.
10.4[a]	International Share and Business Sale Agreement, dated as of June 19, 2010, between Akzo Nobel N.V. and Corn Products International, Inc., filed on September 21, 2010 as Exhibit 4.1 to the Company's Current Report on Form 8-K dated September 19, 2010, File No. 1-13397.
10.5[b][c]	Form of Indemnification Agreement entered into by each of the members of the Company's Board of Directors and the Named Executive Officers.
10.6[a][c]	Deferred Compensation Plan for Outside Directors of the Company (Amended and Restated as of September 19, 2001), filed as Exhibit 4(d) to the Company's Registration Statement on Form S-8, File No. 333-75844, as amended by Amendment No. 1 dated December 1, 2004, filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-13397.

10.7[a][c] Supplemental Executive Retirement Plan as effective July 18, 2012 filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2012, File No. 1-13397.

10.8[b][c] Executive Life Insurance Plan.

10.9[a][c] Deferred Compensation Plan, as amended by Amendment No. 1 filed as Exhibit 10.21 to the Company's Annual Report on Form 10-K/A for the year ended December 31, 2001, File No. 1-13397.

10.10[a][c] Annual Incentive Plan as effective July 18, 2012 filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, for the quarter ended September 30, 2012, File No. 1-13397.

10.11[a][c] Form of Notice of Restricted Stock Award Agreement for use in connection with awards under the Stock Incentive Plan, filed on February 27, 2009 as Exhibit 10.11 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008, File No. 1-13397.

10.12[b] Tax Sharing Agreement dated December 1, 1997 between the Company and Bestfoods.

10.13[a][c] Employee Benefits Agreement dated December 1, 1997 between the Company and Bestfoods, filed as Exhibit 4.E to the Company's Registration Statement on Form S-8, File No. 333-43525.

10.14[a][c] Executive Life Insurance Plan, Compensation Committee Summary, filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-13397.

10.15[a][c] Form of Executive Life Insurance Plan Participation Agreement and Collateral Assignment entered into by Cheryl K. Beebe and Jack C. Fortnum, filed as Exhibit 10.15 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, File No. 1-13397.

10.16[a][c] Form of Performance Share Award Agreement for use in connection with awards under the Stock Incentive Plan,, filed on February 11, 2013 as Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 5, 2013, File No. 1-13397.

10.17[a][c] Form of Stock Option Award Agreement for use in connection with awards under the Stock Incentive Plan, filed on February 11, 2013 as Exhibit 10.2 to the Company's Current Report on Form 8-K dated February 5, 2013, File No. 1-13397.

10.18[a] Natural Gas Purchase and Sale Agreement between Corn Products Brasil-Ingredientes Industrias Ltda. and Companhia de Ga de Sao Paulo-Comgas, filed as Exhibit 10.17 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, File No. 1-13397.

10.19[a][c] Letter of Agreement dated as of April 2, 2009 between the Company and Ilene S. Gordon, filed on August 6, 2009 as Exhibit 10.21 to the Company's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2009, file No. 1-13397.

10.20[a][c] Form of Restricted Stock Units Award Agreement for use in connection with awards under the Stock Incentive Plan, filed on February 11, 2013 as Exhibit 10.3 to the Company's Current Report on Form 8-K dated February 5, 2013, File No. 1-13397.

10.21[a][c] Letter of Agreement dated as of April 2, 2010 between the Company and Diane Frisch, filed on August 6, 2010 as Exhibit 10.24 to the Company's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2010.

10.22[a][c] Executive Severance Agreement dated as of May 1, 2010 between the Company and Diane Frisch, filed on August 6, 2010 as Exhibit 10.25 to the Company's Quarterly Report on Form 10-Q, for the quarter ended June 30, 2010.

10.23[a][c] Term Sheet, dated as of July 23, 2010 for Employment Agreements between the Company and Julio dos Reis and Productos de Maiz S.A. and Julio dos Reis, filed on November 5, 2010 as Exhibit 10.28 to the Company's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2010.

10.24[a][c] Letter of Agreement dated as of September 28, 2010 between the Company and James Zallie, filed as Exhibit 10.30 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010, File No. 1-13397.

10.25[a][c] Employment Agreement, dated as of July 31, 2009, by and between National Starch LLC and James Zallie, filed as Exhibit 10.31 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010, File No. 1-13397.

10.26[a][c] National Starch LLC Severance Plan For Full Time And Part Time Non-Union Employees, effective April 1, 2008, filed as Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended December 31, 2010, File No. 1-13397.

10.27[a][c] Executive Severance Agreement dated as of December 28, 2011 between the Company and James Zallie, filed as Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended December 31, 2012, File No. 1-13397.

11.1 Earnings Per Share Computation

12.1 Computation of Ratio of Earnings to Fixed Charges

21.1 Subsidiaries of the Registrant

23.1 Consent of Independent Registered Public Accounting Firm

24.1 Power of Attorney

31.1 CEO Section 302 Certification Pursuant to the Sarbanes-Oxley Act of 2002

31.2 CFO Section 302 Certification Pursuant to the Sarbanes-Oxley Act of 2002

32.1 CEO Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code as created by the Sarbanes-Oxley Act of 2002

32.2 CFO Certification Pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code as created by the Sarbanes-Oxley Act of 2002

101 The following financial information from the Ingredion Incorporated Annual Report on Form 10-K for the year ended December 31, 2012 formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Income; (ii) the Consolidated Statements of Comprehensive Income; (iii) the Consolidated Balance Sheets; (iv) the Consolidated Statements of Equity and Redeemable Equity; (v) the Consolidated Statements of Cash Flows; and (vi) the Notes to the Consolidated Financial Statements

(a) Incorporated herein by reference as indicated in the exhibit description.
(b) Incorporated herein by reference to the exhibits filed with the Company's Annual Report on Form 10-K for the year ended December 31, 1997.
(c) Management contract or compensatory plan or arrangement required to be filed as an exhibit to this form pursuant to item 15(b) of this report.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 27th day of February, 2013.

Ingredion Incorporated
By: /s/ Ilene S. Gordon
Ilene S. Gordon
Chairman, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant, in the capacities indicated and on the 27th day of February, 2013.

Signature	Title
/s/ Ilene S. Gordon Ilene S. Gordon	Chairman, President, Chief Executive Officer and Director
/s/ Cheryl K. Beebe Cheryl K. Beebe	Chief Financial Officer
/s/ Matthew R. Galvanoni Matthew R. Galvanoni	Controller
*Richard J. Almeida Richard J. Almeida	Director
*Luis Aranguren-Trellez Luis Aranguren-Trellez	Director
*Paul Hanrahan Paul Hanrahan	Director
*Karen L. Hendricks Karen L. Hendricks	Director
*Wayne M. Hewett Wayne M. Hewett	Director
*Gregory B. Kenny Gregory B. Kenny	Director
*Barbara A. Klein Barbara A. Klein	Director
* James M. Ringler James M. Ringler	Director
*Dwayne A. Wilson Dwayne A. Wilson	Director

*By: /s/ Christine M. Castellano
Christine M. Castellano
Attorney-in-fact

(Being the principal executive officer, the principal financial officer, the controller and a majority of the directors of Ingredion Incorporated)

Exhibit 11.1

Computation of Net Income per Share of Common Stock

In millions, except per share data	Year Ended December 31, 2012
Basic	
Shares outstanding at the start of the period	**75.9**
Weighted average of new shares issued during the period	**–**
Weighted average of treasury shares issued during the period for exercise of stock options and other stock compensation plans	**0.8**
Weighted average of treasury shares purchased during the period	**(0.2)**
Average shares outstanding – basic	**76.5**
Effect of Dilutive Securities	
Average dilutive shares outstanding – assuming dilution	**1.7**
Average shares outstanding – diluted	**78.2**
Net income attributable to Ingredion	**$427.5**
Net income per common share of Ingredion – Basic	**$ 5.59**
Net income per common share of Ingredion – Diluted	**$ 5.47**

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

In millions, except ratios	2012	2011	2010	2009	2008
Income before income taxes and earnings of non-controlling interests	**$600.6**	**$593.4**	**$275.5**	**$115.2**	**$404.8**
Fixed charges	**84.3**	**88.5**	**72.4**	**41.2**	**52.5**
Capitalized interest	**(5.6)**	**(5.2)**	**(2.6)**	**(6.6)**	**(8.0)**
Total	**$679.3**	**$676.7**	**$345.3**	**$149.8**	**$449.3**
Ratio of earnings to fixed charges	**8.06**	**7.65**	**4.77**	**3.64**	**8.56**
Fixed charges:					
Interest expense on debt	**$ 79.4**	**$ 83.4**	**$ 69.4**	**$ 38.8**	**$ 50.2**
Amortization of discount on debt	**3.2**	**3.0**	**1.6**	**1.3**	**0.8**
Interest portion of rental expense on operating leases	**1.7**	**2.1**	**1.4**	**1.1**	**1.5**
Total	**$ 84.3**	**$ 88.5**	**$ 72.4**	**$ 41.2**	**$ 52.5**

Exhibit 21.1

Subsidiaries of The Registrant

The Registrant's subsidiaries as of December 31, 2012, are listed below showing the percentage of voting securities directly or indirectly owned by the Registrant. All other subsidiaries, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

	Percentage of voting securities directly or indirectly owned by the Registrant[a]	State or Country of incorporation or organization
Arrendadora Gefemesa, S.A. de C.V.	100	Mexico
Bebidas y Algo Mas S.A. de C.V.	100	Mexico
Bedford Construction Company	100	New Jersey
Brunob II B.V.	100	The Netherlands
Brunob IV B.V.	100	The Netherlands
Cali Investment Corp.	100	Delaware
Casco Holding LLC	100	Delaware
Colombia Millers Ltd.	100	Delaware
Corn Products Americas Holdings S.à r.l.	100	Luxembourg
Corn Products Development, Inc.	100	Delaware
Corn Products Espana Holding LLC	100	Delaware
Corn Products Finance LLC	100	Delaware
Corn Products Germany GmbH	100	Germany
Corn Products Global Holding S.à r.l.	100	Luxembourg
Corn Products Inc. & Co. KG	100	Germany
Corn Products Kenya Limited	100	Kenya
Corn Products Malaysia Sdn. Bhd.	100	Malaysia
Corn Products Mauritius (Pty) Ltd.	100	Mauritius
Corn Products Netherlands Holding S.à r.l.	100	Luxembourg
Corn Products Netherlands Holding S.à r.l. US Branch LLC	100	Illinois
Corn Products Puerto Rico Inc.	100	Delaware
Corn Products Sales Corporation	100	Delaware
Corn Products Southern Cone S.A.	100	Argentina
Corn Products Thailand Co., Ltd.	100	Thailand
Corn Products Trading Co. Pte. Ltd.	100	Singapore
Corn Products UK Finance LP	100	England and Wales
Corn Products Venezuela, C.A.	100	Venezuela
CPC/African Products Technical Venture Co.	50.1	Mauritius
CPIngredients Limited	100	England and Wales
CPIngredients, LLC d/b/a GTC Nutrition	100	Colorado
CPIngredientes, S.A. de C.V.	100	Mexico
CP Ingredients India Private Limited	100	India
CPI Flavors (Thailand) Co. Ltd.	100	Thailand
Crystal Car Line, Inc.	100	Illinois
Deutsche ICI GmbH	100	Germany
Feed Products Limited	100	New Jersey
Globe Ingredients Nigeria Limited	100	Nigeria
GTC Oats, Inc.	100	Delaware
Hispano-American Company, Inc.	100	Delaware
ICI Mauritius (Holdings) Limited	100	Mauritius
ICI Servicios Mexico, S.A. de C.V.	100	Mexico
IMASA Brasil	100	Brazil
Indumaiz del Ecuador S.A.	100	Ecuador
Ingredion ANZ Pty Ltd.	100	Australia
Ingredion Argentina S.A.	100	Argentina
Ingredion Brasil Ingredientes Industriais Ltda.	100	Brazil
Ingredion Canada Incorporated	100	Canada
Ingredion Chile S.A.	100	Chile
Ingredion Colombia S.A.	100	Colombia
Ingredion Employee Services S.à r.l.	100	Luxembourg
Ingredion Espana, S.L.U.	100	Spain
Ingredion Germany GmbH	100	Germany
Ingredion Korea Incorporated	100	Korea
Ingredion Integra, S.A. de C.V.	100	Mexico
Ingredion UK Limited	100	England and Wales
Ingredion Holding LLC	100	Delaware
Ingredion South Africa (Pty) Ltd.	100	South Africa
Ingredion Peru S.A.	100	Peru
Inter-National Starch Inc.	100	Philippines
Inversiones Latinoamericanas S.A.	100	Delaware
Laing-National Limited	100	England and Wales
National Starch & Chemical (Thailand) Ltd	100	Thailand
National Starch Company	100	Nevada
National Starch Pte. Ltd.	100	Singapore
National Starch Servicios, S.A. de C.V.	100	Mexico
National Starch Specialties (Shanghai) Ltd	100	China
Nippon NSC Ltd	100	Japan
N-Starch Sdn. Bhd.	100	Malaysia
Productos de Maiz Uruguay S.A.	100	Uruguay
PT National Starch	100	Indonesia
Rafhan Maize Products Co. Ltd.	70.3	Pakistan
Raymond & White River LLC	100	Indiana
The Chicago, Peoria and Western Railway Company	100	Illinois

(a) With respect to certain companies, shares in the names of nominees and qualifying shares in the names of directors are included in the above percentages.

The Registrant's also had investments as described below as of December 31, 2012 in the following entities, none of which are subsidiaries as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934 because they are not controlled by the Registrant.

	Percentage of voting securities directly or indirectly owned by the Registrant	State or Country of incorporation or organization
aevotis GmbH[b]	10	Germany
Bedford Mix LLC[c]	50	Delaware
GreenField Ethanol, Inc.	8.6[d]	Canada

(b) The Registrant acquired this 10% interest in aevotis on January 26, 2012. The Registrant has the right to acquire from the shareholders of aevotis (a) an additional 14.9% of aevotis and (b) an additional 24.1% of aevotis within the first six months after aevotis achieves certain milestones (the "Step-Up Options"). After those purchases or otherwise the Registrant will have the right to acquire 100% of the equity interests in aevotis during the period from January 1, 2015 to December 31, 2016. If the Registrant does not exercise the first Step-Up Option then the shareholders of aevotis can require the Registrant to sell its 10% interest back to them.

(c) The Registrant is a non-Manager member of Bedford Mix LLC.

(d) 7.7% on a fully diluted basis.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ingredion Incorporated:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-43525, 333-71573, 333-75844, 333-33100, 333-105660, 333-113746, 333-129498, 333-143516, 333-160612 and 333-171310) and Form S-3 (No. 333-141870) of Ingredion Incorporated (formerly known as Corn Products International, Inc.) of our report dated February 27, 2013, with respect to the consolidated balance sheets of Ingredion Incorporated and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, equity and redeemable equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which report appears in this December 31, 2012 annual report on Form 10K of Ingredion Incorporated.

/s/ KPMG LLP

Chicago, Illinois

February 27, 2013

Exhibit 24.1

Ingredion Incorporated Power of Attorney

Form 10-K for the Fiscal Year Ended December 31, 2012

KNOW ALL MEN BY THESE PRESENTS, that I, as a director of Ingredion Incorporated, a Delaware corporation (the "Company"), do hereby constitute and appoint Christine M. Castellano as my true and lawful attorney-in-fact and agent, for me and in my name, place and stead, to sign the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2012, and any and all amendments thereto, and to file the same and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in the premises, as fully to all intents and purposes as I might or could do in person, hereby ratifying and confirming all that said attorney-in-fact may lawfully do or cause to be done by virtue thereof.

IN WITNESS WHEREOF, I have executed this instrument this 27th day of February, 2013.

/s/ Richard J. Almeida
Richard J. Almeida

/s/ Luis Aranguren-Trellez
Luis Aranguren-Trellez

/s/ Ilene S. Gordon
Ilene S. Gordon

/s/ Paul Hanrahan
Paul Hanrahan

/s/ Karen L. Hendricks
Karen L. Hendricks

/s/ Wayne M. Hewett
Wayne M. Hewett

/s/ Gregory B. Kenny
Gregory B. Kenny

/s/ Barbara A. Klein
Barbara A. Klein

/s/ James M. Ringler
James M. Ringler

/s/ Dwayne A. Wilson
Dwayne A. Wilson

Exhibit 31.1
Certification of Chief Executive Officer

I, Ilene S. Gordon, certify that:

1. I have reviewed this annual report on Form 10-K of Ingredion Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15 (f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2013

/s/ Ilene S. Gordon
Ilene S. Gordon
Chairman, President and Chief Executive Officer

Exhibit 31.2
Certification of Chief Financial Officer

I, Cheryl K. Beebe, certify that:

1. I have reviewed this annual report on Form 10-K of Ingredion Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15 (f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 27, 2013

/s/ Cheryl K. Beebe
Cheryl K. Beebe
Executive Vice President and Chief Financial Officer

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Ilene S. Gordon, the Chief Executive Officer of Ingredion Incorporated, certify that to my knowledge (i) the report on Form 10-K for the fiscal year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Ingredion Incorporated.

/s/ Ilene S. Gordon
Ilene S. Gordon
Chief Executive Officer
February 27, 2013

A signed original of this written statement required by Section 906 has been provided to Ingredion Incorporated and will be retained by Ingredion Incorporated and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

I, Cheryl K. Beebe, the Chief Financial Officer of Ingredion Incorporated, certify that to my knowledge (i) the report on Form 10-K for the fiscal year ended December 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and (ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Ingredion Incorporated.

/s/ Cheryl K. Beebe
Cheryl K. Beebe
Chief Financial Officer
February 27, 2013

A signed original of this written statement required by Section 906 has been provided to Ingredion Incorporated and will be retained by Ingredion Incorporated and furnished to the Securities and Exchange Commission or its staff upon request.

Shareholder Cumulative Total Return

The performance graph below shows the cumulative total return to shareholders (stock price appreciation or depreciation plus reinvested dividends) during the 5-year period from December 31, 2007 to December 31, 2012, for our common stock compared to the cumulative total return during the same period for the Russell 1000 Index and a peer group index. The Russell 1000 Index is a comprehensive common stock price index representing equity investments in the 1,000 larger companies measured by market capitalization of the 3,000 companies in the Russell 3000 Index. The Russell 1000 Index is value weighted and includes only publicly traded common stocks belonging to corporations domiciled in the U.S. and its territories.

Our peer group index includes the following 20 companies in four identified sectors which, based on their standard industrial classification codes, are similar to us:

Agricultural Processing
Archer-Daniels-Midland Company
Bunge Limited
Gruma, S.A. de C.V.
MGP Ingredients, Inc.
Penford Corporation
Tate & Lyle PLC

Agricultural Production/ Farm Production
Alico, Inc.
Alliance One International, Inc.
Charles River Laboratories International Inc.
Universal Corporation

Agricultural Chemicals
Agrium, Inc.
Monsanto Company
Potash Corporation of Saskatchewan Inc.
Syngenta AG
Terra Nitrogen Company, L.P.

Paper/ Timber
Buckeye Technologies Inc.
Deltic Timber Corporation
MeadWestvaco Corporation
Potlatch Corporation
Wausau Paper Corp.



INGREDION
RUSSELL 1000 INDEX
PEER GROUP INDEX
$300
$250
$200
$150
$100
$50
$0

	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011	Dec. 31, 2012
Ingredion Incorporated	$100.00	$79.53	$82.83	$132.37	$153.38	$190.89
Russell 1000 Index	$100.00	$62.40	$80.15	$93.05	$94.44	$109.95
Peer Group Index	$100.00	$59.29	$79.41	$87.21	$82.52	$101.98

Comparison of Cumulative Total Return Among our Company, the Russell 1000 Index and our Peer Group Index
(For the period from December 31, 2007 to December 31, 2012. Source: Standard & Poor's)

The graph assumes that:

- as of the market close on December 31, 2007, you made one-time $100 investments in our common stock and in market capital base-weighted amounts which were apportioned among all the companies whose equity securities constitute each of the other two named indices, and
- all dividends were automatically reinvested in additional shares of the same class of equity securities constituting such investments at the frequency with which dividends were paid on such securities during the applicable time frame.

Reconciliation to Non-GAAP Diluted Earnings Per Share ("EPS") (Unaudited)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Diluted earnings per common share of Ingredion	$ 5.47	$ 5.32	$2.20
Add back:			
Restructuring/impairment charges, net of income tax benefit	0.29	0.08	0.29
Integration/acquisition costs, net of income tax benefit	0.03	0.26	0.34
Reversal of Korean deferred tax asset valuation allowance	(0.16)	–	–
Gain from change in benefit plan, net of income tax	(0.04)	(0.23)	–
Gain from sale of land, net of income tax	(0.02)	–	–
NAFTA award	–	(0.75)	–
Charge for fair value mark-up of acquired inventory, net of income tax benefit	–	–	0.23
Bridge loan fees, net of income tax benefit	–	–	0.16
Other acquisition-related financing costs, net of income tax benefit	–	–	0.02
Non-GAAP adjusted diluted earnings per common share of Ingredion	$ 5.57	$ 4.68	$3.24

Directors and Officers

As of April 2, 2013

Board of Directors

Richard J. Almeida[*, 3]
Former Chairman and
Chief Executive Officer
Heller Financial, Inc.
Age 70; Director since 2001

Luis Aranguren-Trellez[1]
Executive President
Arancia, S.A. de C.V.
Age 51; Director since 2003

Ilene S. Gordon
Chairman, President and
Chief Executive Officer
Ingredion Incorporated
Age 59; Director since 2009

Paul Hanrahan[2]
Chief Executive Officer
American Capital Infrastructure
Management, LLC
Age 55; Director since 2006

Karen L. Hendricks[2]
Former Chairman and
Chief Executive Officer
The Baldwin Piano & Organ Company
Age 65; Director since 2000

Wayne M. Hewett[1]
President and
Chief Executive Officer
Arysta LifeScience Corporation
Age 48; Director since 2010

Gregory B. Kenny[3]
President and
Chief Executive Officer
General Cable Corporation
Age 60; Director since 2005

Barbara A. Klein[1]
Former Senior Vice President
and Chief Financial Officer
CDW Corporation
Age 58; Director since 2004

James M. Ringler[3]
Chairman of the Board
Teradata Corporation
Age 67; Director since 2001

Dwayne A. Wilson[2]
President and
Chief Executive Officer
Savannah River Nuclear Solutions, LLC
Age 54; Director since 2010

* Lead Director

Committees of the Board
[1] Audit Committee
Ms. Klein is Chair.
[2] Compensation Committee
Mr. Hanrahan is Chair.
[3] Corporate Governance and
Nominating Committee
Mr. Almeida is Chair.

Corporate Officers

Ilene S. Gordon
Chairman, President and
Chief Executive Officer
Age 59; joined Company in 2009

Cheryl K. Beebe
Executive Vice President
and Chief Financial Officer
Age 57; joined Company in 1980

Christine M. Castellano
Senior Vice President,
General Counsel, Corporate Secretary
and Chief Compliance Officer
Age 47; joined Company in 1996

Julio dos Reis
Senior Vice President and President,
South America Ingredient Solutions
Age 57; joined Company in 1992

Jack C. Fortnum
Executive Vice President and President,
North America
Age 56; joined Company in 1984

Diane J. Frisch
Senior Vice President, Human Resources
Age 58; joined Company in 2010

Matthew R. Galvanoni
Vice President and Corporate Controller
Age 40; joined Company in 2012

Kimberly A. Hunter
Corporate Treasurer
Age 51; joined Company in 2001

John F. Saucier
Senior Vice President,
Corporate Strategy and
Global Business Development
Age 59; joined Company in 2006

James P. Zallie
Executive Vice President,
Global Specialties and President,
EMEA and Asia-Pacific
Age 51; joined Company in 2010

Shareholder Information

Corporate Headquarters

5 Westbrook Corporate Center
Westchester, IL 60154
708.551.2600
708.551.2700 fax
www.ingredion.com

Stock Exchange

The common shares of Ingredion Incorporated trade on the New York Stock Exchange under the ticker symbol INGR. Our Company is a member of the Russell 1000 Index and the S&P MidCap 400 Index.

Stock Prices and Dividends

Common stock market price

	High	Low	Cash Dividends Declared per Share
2012			
Q4	**$66.66**	**$54.57**	**$0.26**
Q3	**$56.57**	**$45.30**	**$0.26**
Q2	**$58.87**	**$47.26**	**$0.20**
Q1	**$58.38**	**$50.59**	**$0.20**
2011			
Q4	**$53.25**	**$36.65**	**$0.20**
Q3	**$59.50**	**$38.87**	**$0.16**
Q2	**$57.91**	**$50.30**	**$0.16**
Q1	**$52.07**	**$44.51**	**$0.14**

Shareholders

As of January 31, 2013, there were 5,862 shareholders of record.

Transfer Agent, Dividend Disbursing Agent and Registrar

Computershare 866.517.4574 or 201.680.6685 (outside the U.S.) or 888.269.5221 (hearing impaired – TTY phone)

Shareholder Assistance

Ingredion Incorporated
c/o Computershare
P.O. Box 43006
Providence, RI 02940-3006

Send overnight correspondence to:
Ingredion Incorporated
c/o Computershare
250 Royall Street
Canton, MA 02021

Shareholder website:
www.computershare.com/investor

Shareholder online inquiries:
https://www-us.computershare.com/investor/contact

Investor and Shareholder Contact

Investor Relations Department
708.551.2592
Investor.relations@ingredion.com

Company Information

Copies of the Annual Report, the Annual Report on Form 10-K and quarterly reports on Form 10-Q may be obtained, without charge, by writing to Investor Relations at the corporate headquarters address, by calling 708.551.2603, by emailing investor.relations@ingredion.com or by visiting our website at www.ingredion.com.

Annual Meeting of Shareholders

The 2013 Annual Meeting of Shareholders will be held on Wednesday, May 15, 2013, at 9:00 a.m. local time at the Westbrook Corporate Center Meeting Facility, 5 Westbrook Corporate Center, in Westchester, IL 60154. A formal notice of that meeting, proxy statement and proxy voting card are being made available to shareholders in accordance with U.S. Securities and Exchange Commission regulations.

Independent Auditors

KPMG LLP
200 East Randolph Drive
Chicago, IL 60601
312.665.1000

Board Communication

Interested parties may communicate directly with any member of our Board of Directors, including the Lead Director, or the non-management directors or the independent directors, as a group, by writing in care of Corporate Secretary, Ingredion Incorporated, 5 Westbrook Corporate Center, Westchester, IL 60154.

Safe Harbor

Certain statements in this Annual Report that are neither reported financial results nor other historical information are forward-looking statements. Such forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results and Company plans and objectives to differ materially from those expressed in the forward-looking statements.


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Ingredion Incorporated
5 Westbrook Corporate Center
Westchester, IL 60154
708.551.2600
www.ingredion.com